     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 1999



                                                      REGISTRATION NO. 333-73059

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             MEDICONSULT.COM, INC.
             (Exact name of Registrant as specified in its Charter)

                DELAWARE                                    7375                                   84-1341886
    (State or other jurisdiction of             (Primary Standard Industrial            (I.R.S. Employer Identification
     incorporation or organization)             Classification Code Number)                         Number)

                            ------------------------

      33 REID STREET, 4(TH) FLOOR, HAMILTON HM 12, BERMUDA, (441) 296-0736 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                             MR. ROBERT A. JENNINGS
                            CHIEF EXECUTIVE OFFICER
                             MEDICONSULT.COM, INC.
                          33 REID STREET, 4(TH) FLOOR
                            HAMILTON HM 12, BERMUDA
                                 (441) 292-0474
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

          LAWRENCE M. BELL, ESQ.                     ELLEN B. CORENSWET, ESQ.
     GOLENBOCK, EISEMAN, ASSOR & BELL                  KENNETH MCVAY, ESQ.
            437 MADISON AVENUE                   BROBECK, PHLEGER & HARRISON LLP
         NEW YORK, NEW YORK 10022                  1633 BROADWAY, 47(TH) FLOOR
              (212) 907-7300                         NEW YORK, NEW YORK 10019
                                                          (212) 581-1600

                            ------------------------

    Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                 TITLE OF EACH CLASS OF                                    PROPOSED MAXIMUM       AMOUNT OF
                                    SECURITIES TO BE                                      AGGREGATE OFFERING     REGISTRATION
                                       REGISTERED                                            PRICE (1)(2)          FEE (3)
Common stock............................................................................     $73,312,500           $20,381


(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act, as amended.


(3) Includes $9,370 previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THIS PROSPECTUS IS DELIVERED IN FINAL FORM. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 15, 1999


PROSPECTUS


                                5,000,000 SHARES


                                     [LOGO]

                             MEDICONSULT.COM, INC.

                                  COMMON STOCK
                               ------------------

    Mediconsult.com, Inc. is a leading provider of patient-oriented healthcare information and services on the World Wide Web. Our Web sites provide a trusted source of comprehensive and easy to understand medical information and are designed to empower consumers through increased education regarding medical conditions and treatment alternatives.


    We are offering and selling 4,425,000 shares of common stock and the Selling Stockholders are offering and selling 575,000 shares of common stock. We will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders. Our shares are listed for trading on the OTC Bulletin Board under the symbol "MCNS." On March 11, 1999, the last sale price of our common stock on the OTC Bulletin Board was $12.75. Our Common Stock has been approved for quotation, subject to notice of issuance, on the Nasdaq National Market under the symbol "MCNS."

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD PURSUANT TO THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                              PER SHARE             TOTAL
Public Price............................................................          $                   $
Underwriting Discount...................................................
Proceeds to Mediconsult.................................................
Proceeds to the Selling Stockholders....................................


    The underwriters may purchase up to an additional 375,000 shares of common stock from us and, if all such additional shares are purchased, up to 375,000 shares from the Selling Stockholders, at the public offering price less underwriting discount to cover over-allotments.


    The underwriters are severally underwriting the shares being offered. The underwriters are offering the shares when, as and if delivered to and accepted by them, subject to various prior conditions, including their right to reject orders in whole or in part. The underwriters expect to deliver the shares
against payment in New York, New York on             , 1999.

ING BARING FURMAN SELZ LLC                          VOLPE BROWN WHELAN & COMPANY
                               -----------------

                     THIS PROSPECTUS IS DATED       , 1999.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS." EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND GIVES EFFECT TO THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK UPON CONSUMMATION OF THIS OFFERING. UNLESS OTHERWISE NOTED, REFERENCES IN THIS PROSPECTUS TO "MEDICONSULT," "WE," "OUR" AND "US" REFER TO MEDICONSULT.COM, INC., A DELAWARE CORPORATION, AND ITS SUBSIDIARIES.

OUR BUSINESS

    Mediconsult is a leading provider of patient-oriented healthcare information and services on the World Wide Web. Our Web sites provide a trusted source of comprehensive and easy to understand medical information and are designed to empower consumers through increased education related to medical conditions and treatment alternatives. Our Web sites also provide a destination on the Internet where visitors can interact with others in a community environment. We facilitate this environment through a well-organized, easy to navigate format and an array of complementary services, including moderated on-line support groups and discussion forums. By fostering communities centered around prevalent medical conditions and health issues, we believe we create significant opportunities for pharmaceutical and other healthcare companies to reach a highly targeted consumer audience using Internet-based marketing and advertising programs.

OUR WEB SITES

    Since our inception in 1996, we have focused on becoming the leading independent provider of medical information to consumers on the World Wide Web. Our main Web site, MEDICONSULT.COM, includes comprehensive information on more than 60 chronic medical conditions and health issues. We believe that in the United States the chronic medical conditions covered on this Web site affect more than 90 million people and represent a significant portion of healthcare spending. We estimate that 62% of the visitors to MEDICONSULT.COM have been diagnosed with or believe they have a chronic medical condition and that an additional 21% are friends, family or caregivers. Our Web sites are intended to educate patients on particular medical conditions, increase their awareness of treatment options, describe the benefits of various treatments and generally increase compliance with treatment protocols. Topics of greatest interest on MEDICONSULT.COM include arthritis, asthma, attention deficit disorder, breast cancer, depression, diabetes, eating disorders, fitness, heart disease, hypertension, prostate cancer and smoking cessation. For most topics, visitors can access a variety of resources, including:

    - comprehensive and easy to understand medical information from a variety of independent sources;

    - a community of visitors with an interest or experience in the topic;

    - an on-line moderated support group;

    - our MediXpert service, which provides customized on-line medical reports from medical specialists; and

    - a selection of recommended books and other healthcare products for purchase on-line.

    To improve the depth and breadth of our medical content and to increase visitor traffic, we have recently completed strategic initiatives to purchase, manage or sponsor the following Web sites:

    - PHARMINFO.COM, a leading Web site providing information on pharmaceutical products and clinical trials for pharmacists, physicians and consumers;


    - CYBERDIET.COM, a Web site providing tailored nutritional information and programs; and


    - INCIID.ORG, a Web site providing information on infertility.


    We also seek to increase our visitor traffic by licensing our content to, and supporting Web sites established by, healthcare organizations and other third parties. We believe that our Web sites collectively represent one of the most highly trafficked consumer healthcare information sites on the Internet. In January 1999 (on a pro forma basis as if acquired, managed or sponsored on the first day of the month), our owned, managed and sponsored Web sites had more than 1.3 million visitors viewing over 9.2 million pages of information. MEDICONSULT.COM has received "best of web" awards from over 30 independent organizations, including ENCYCLOPAEDIA BRITANNICA and POPULAR SCIENCE, and was nominated for a "Webby" award in January 1999 by the International Academy of Digital Arts and Sciences.


THE INTERNET HEALTHCARE USER

    The Internet provides an effective method for consumers to access large quantities of reliable and independent information on medical conditions, treatments and potential outcomes. We believe that access to this information, together with support groups and interaction with medical experts on-line, leads to a greater understanding of health issues and improved patient compliance with treatment protocols. Cyber Dialogue estimates that, for the 12 months ended July 1998, approximately 17 million adults in the United States searched on-line for health-related information. Cyber Dialogue data indicates that these users are better educated, have higher household incomes, are more often female and are more experienced with the Internet than the general population of Internet users. The demographics of the Internet healthcare user, combined with the Internet's interactive nature, make the Internet an attractive medium for targeted healthcare marketing and advertising programs.

CLIENT SERVICES

    Our main source of revenue is through the development and implementation of on-line marketing and advertising programs for pharmaceutical and other healthcare companies. Due to recent regulatory changes regarding the type of information that may be disclosed to consumers in pharmaceutical advertising and increased demand for healthcare information by consumers, direct-to-consumer
(DTC) advertising of prescription pharmaceuticals has increased from $590 million in 1996 to an estimated $1.8 billion in 1998 and is projected to grow to $7.5 billion in 2005. We believe that the Internet will capture an increasing portion of this market as pharmaceutical companies recognize the value of this medium for their products. We structure our programs to provide our clients with a measurable return on investment by tracking the level of interest and interactive responses of visitors. Our marketing programs use a broad range of on-line strategies and resources to deliver a message consistent with our clients' global marketing strategies, including one or more of the following:

    - banner advertisements, visitor polls and surveys, and live events, to build brand awareness;

    - condition-specific content to educate the targeted visitor group;

    - calls to action and other visitor interactions, such as requests for product samples;

    - design and development of customized Web sites focused on a particular product, treatment or medical condition;

    - development of product positioning strategies and initiation of on-line program launches; and

    - Web site management and support and visitor services.

    We are working with a number of pharmaceutical and other healthcare companies to develop marketing and advertising programs. In June 1998, we launched a comprehensive on-line program for the Habitrol smoking cessation product of Novartis Consumer Health Canada. We are also developing programs for a number of branded pharmaceutical products of Novartis Pharma, the worldwide pharmaceutical division of Novartis. In addition, we have completed assessment programs for Bristol Myers Squibb, Glaxo Wellcome and Astra Merck.

    To broaden our marketing initiatives with the pharmaceutical industry, in February 1999, we entered into a memorandum agreement to form a joint venture with CommonHealth, the leading healthcare advertising firm worldwide and an affiliate of Ogilvy & Mather and J. Walter Thompson. The joint venture is being formed to offer innovative multimedia solutions to pharmaceutical and other healthcare companies, based on our Internet expertise and CommonHealth's experience in traditional media. Also, in order to enhance our content licensing initiatives and generate additional revenue, we have entered into marketing alliances with a number of organizations, including the healthcare division of IBM, GeoAccess, a software development company focused on managed care organizations, and the Ontario Hospital Association, an association of approximately 185 not-for-profit hospitals.

OUR STRATEGY

    Our strategy is to be the leading provider of healthcare information to consumers on the Internet and to use this position to provide targeted marketing and advertising programs for pharmaceutical and other healthcare companies. The key elements of this strategy are to:

    - enhance visitor experience and sense of on-line community;

    - increase targeted traffic through strategic acquisitions and relationships, and content licensing;

    - broaden relationships with pharmaceutical advertisers; and

    - build strong brand awareness.

RECENT DEVELOPMENTS

    On February 26, 1999, we sold in a private placement an aggregate of 506,329 shares of our newly designated voting senior preferred stock and warrants exercisable for five years to purchase 224,000 shares of the senior preferred stock to Nazem & Company IV, L.P., Transatlantic Venture Fund C.V. (a joint venture of Nazem & Company and Banque Nationale de Paris) and other individual investors, for an aggregate of $3.2 million. The purchase price was, and the conversion price of the senior preferred stock and exercise price of the warrants is, $6.32 per share, an amount equal to 85% of the average bid and ask price of our shares on the OTC Bulletin Board for the relevant 30-day period preceding the closing of the private placement. The shares of senior preferred stock are convertible at any time at the option of the holder into an equal number of shares of common stock, subject to adjustment, and will be automatically converted into an equal number of shares of common stock upon the closing of this offering. If we offer our common stock to the public in this offering at a price below $6.32 per share, the conversion price of the senior preferred stock and the exercise price of the warrants will be lowered to a price equal to 85% of the price to the public in this offering.

                                  THE OFFERING


Common stock offered by Mediconsult..........  4,425,000 shares
Common stock offered by the Selling
  Stockholders...............................  575,000 shares
Common stock to be outstanding after this
  offering(1)(2).............................  27,124,278 shares
Use of proceeds..............................  We intend to use the net proceeds of this offering for working capital and other
                                               general corporate purposes, and repayment of
                                               stockholder advances of $0.5 million. See
                                               "Use of Proceeds."
OTC Bulletin Board symbol....................  MCNS


------------------------------


(1) Based on shares outstanding as of December 31, 1998 and 18,000 shares issued for options exercised subsequent to December 31, 1998 and assumes the automatic conversion upon the consummation of this offering of (a) all outstanding junior preferred stock into 3,583,333 shares of common stock,
    (b) the 8% payable in kind dividend which has accrued on the junior preferred stock through December 31, 1998 into 71,666 shares of common stock, but does not include shares accruing thereafter, and (c) all outstanding senior preferred stock into 506,329 shares of common stock.



(2) Excludes (a) shares that the underwriters have the option to purchase to cover over-allotments, if any; (b) an aggregate of 2,000,000 shares of common stock issuable upon the exercise of currently exercisable options with an exercise price of $0.003 per share; (c) 400,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $1.22 per share; (d) 224,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $6.32 per share; and (e) 862,950 shares of common stock reserved for issuance under the 1996 Stock Option Plan as of December 31, 1998, of which options to purchase 716,000 shares were outstanding at that date with a weighted average exercise price of $1.38 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)


    The following summary consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1998 are derived from our audited financial statements, and are included elsewhere in this prospectus. The historical results are not necessarily indicative of future results. The following table also sets forth summary pro forma financial and other data of Mediconsult on a consolidated basis for the fiscal year ended December 31, 1998, after giving affect to the acquisition of CyberDiet, Inc., which is subject to an option held by Mediconsult that we expect to exercise. The summary consolidated pro forma data for the year ended December 31, 1998 are derived from the "Unaudited Pro Forma Consolidated Financial Information," giving effect to the events described therein, included elsewhere in this prospectus. The pro forma financial data are not necessarily indicative of operating results or financial position that would have been achieved had these events been consummated on the dates indicated and should not be construed as representative of future operating results or financial position.



                                                                                     YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------
                                                                                                             PRO FORMA
                                                                                                           CONSOLIDATED
STATEMENT OF OPERATIONS DATA:                                               1996       1997       1998      1998(1)(2)
                                                                          ---------  ---------  ---------  -------------
Revenues................................................................  $      --  $     256  $   1,031    $   1,070

Operating expenses:
  Product and content development.......................................         --        766      1,316        1,381
  Marketing, sales and client services..................................        436      1,130      1,812        1,813
  General and administrative............................................        404        792      1,013        1,027
  Depreciation and amortization.........................................         --        133        170        1,076
  Fair value of options granted to employees............................         --         40        275          275
  Fair value of options and warrants granted to consultants.............         --         --      1,354        2,448
                                                                          ---------  ---------  ---------  -------------
    Total operating expenses............................................        839      2,861      5,940        8,020
                                                                          ---------  ---------  ---------  -------------

Loss from operations....................................................       (839)    (2,605)    (4,909)      (6,950)
Interest income (expense), net..........................................        (23)       (20)        --           (4)
                                                                          ---------  ---------  ---------  -------------

Net loss................................................................  $    (862) $  (2,625) $  (4,909)   $  (6,954)
                                                                          ---------  ---------  ---------  -------------
                                                                          ---------  ---------  ---------  -------------

Basic and diluted net loss per share....................................  $   (0.08) $   (0.16) $   (0.27)   $   (0.38)
Shares used to compute basic and diluted net loss per share.............     11,138     16,730     17,911       18,311
Pro forma basic and diluted net loss per share (2)......................                        $   (0.27)   $   (0.38)
Shares used to compute pro forma basic and diluted net loss per share
  (2)...................................................................                           17,911       18,311



                                                                                     DECEMBER 31, 1998
                                                                   -----------------------------------------------------
                                                                                                          PRO FORMA
                                                                                     PRO FORMA               AS
BALANCE SHEET DATA:                                                  ACTUAL     CONSOLIDATED(1)(2)    ADJUSTED(1)(2)(3)
                                                                   -----------  -------------------  -------------------
Cash.............................................................   $     135        $   3,305            $  54,736
Working capital..................................................        (593)           2,524               54,468
Total assets.....................................................       1,142            7,036               58,467
Stockholders' equity.............................................         278            6,113               58,057


------------------------------

(1) See "Unaudited Pro Forma Consolidated Financial Information" and related notes thereto.



(2) Assumes the automatic conversion upon the consummation of this offering of
    (a) all outstanding junior preferred stock into 3,583,333 shares of common stock, (b) the 8% payable in kind dividend which has accrued on the junior preferred stock through December 31, 1998 into 71,666 shares of common stock, but does not include shares accruing thereafter, and (c) all outstanding senior preferred stock into 506,329 shares of common stock. As these conversions are anti-dilutive, pro forma basic and diluted net loss per share equals basic and diluted net loss per share.



(3) As adjusted to reflect the sale of 4,425,000 shares of common stock offered hereby at an assumed public offering price of $12.75 per share and the receipt and application of the estimated net proceeds therefrom.

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN SUCH CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR A PART OF THE MONEY YOU PAY TO BUY OUR COMMON STOCK.

WE HAVE ONLY BEEN IN BUSINESS FOR A SHORT PERIOD OF TIME, SO YOUR BASIS FOR EVALUATING US IS LIMITED.

    We began operations in April 1996 when we launched a limited, initial Web site. We launched a more extensive Web site in September 1996. As a result, there is a limited history of operations for evaluating our business. You must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet market and the direct-to-consumer advertising market. Some of these risks and uncertainties relate to our ability to:

    - design, develop and implement effective marketing and advertising programs for existing clients and new clients;

    - maintain and expand our relationship with Novartis;

    - attract additional pharmaceutical and other healthcare advertisers in order to generate significant revenue;

    - build our organizational and technical infrastructures to manage our growth effectively;

    - maintain our current strategic relationships and develop new ones;

    - respond effectively to actions taken by our competitors;

    - attract a larger audience to our Web sites;

    - increase awareness of our brand and continue to develop visitor loyalty;

    - integrate acquired and managed businesses, technologies and services; and

    - attract, retain and motivate qualified personnel.

    If we are unsuccessful in addressing these risks and uncertainties, our business, financial condition and results of operations will be materially and adversely affected.

WE HAVE LOST MONEY IN EVERY QUARTER AND YEAR, AND WE EXPECT THESE LOSSES TO
  CONTINUE IN THE FUTURE.

    Since we began our operations in 1996, we have lost money in every quarter and year. As of December 31, 1998, we had an accumulated deficit of approximately $8.4 million. We intend to increase the amount of our expenses significantly in the future in order to expand our operations and our employee base. We do not expect that we will generate sufficient revenue to cover these expenses through at least the year 2000. If our revenue does not increase and we cannot adjust our level of spending adequately, we may not generate sufficient revenue to become profitable. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Our ability to generate revenue depends primarily upon our ability to attract visitors to our Web sites and to attract pharmaceutical and other healthcare advertisers as clients.

WE ARE DEPENDENT ON NOVARTIS FOR A SIGNIFICANT PORTION OF OUR REVENUE.

    Approximately 55% of our revenue for the year ended December 31, 1997 and 65% of our revenue for the year ended December 31, 1998 resulted from engagements by various independent divisions of Novartis AG. We anticipate that these and other divisions will account for a substantial portion of our revenue for the foreseeable future. We currently have an agreement with one division of Novartis, Novartis Consumer Health Canada, to manage its Habitrol smoking cessation Web site, which we designed, developed and implemented. We are evaluating and working with Novartis Pharma to design, develop and manage additional Web sites. We are also discussing with Novartis other possible marketing and advertising programs. We cannot predict whether we will be engaged to perform any services as a result of these discussions. Novartis may elect to terminate our agreements or engagements or it may demand changes to the terms of these agreements or engagements that are less favorable to us than existing terms. We do not have written agreements with Novartis for most of these engagements. If we lose Novartis as a customer or the relationship becomes less favorable to us, our business, financial condition and results of operations will be materially and adversely affected.

    Novartis may also choose to change or limit the products that it advertises on the Internet or on our Web sites. If they do, this change could materially and adversely impact our advertising revenue. In addition, our relationship with Novartis could be negatively affected by any business or financial developments that impact Novartis, such as a delay or failure to obtain or maintain FDA approval of pharmaceutical products, a general downturn in its business or a reduction in its direct-to-consumer advertising budget.

WE MAY HAVE DIFFICULTY MANAGING OUR EXPANDING OPERATIONS.


    We are currently engaged in a significant expansion of our operations. Also to date, a portion of our software development and all of our technical support, network and hardware operations have been outsourced to a third party. Our network and technical support are currently being transferred to another third party and we are in the process of evaluating the establishment of a facility in Toronto, Canada, where our software development and technical and network support would be located. In addition, we are considering establishing an office in Parsippany, New Jersey in the near future, in connection with our proposed joint venture with CommonHealth.


    As part of our expansion, we will have to implement additional operational and financial systems, procedures and controls to maintain appropriate coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If these systems and controls are not adequate, we will have significant difficulty managing the various business functions of our operations from multiple locations. We will also need to recruit, train and retain a significant number of employees, particularly employees with technical, marketing, sales and healthcare backgrounds. Individuals with these backgrounds are in high demand and we are not certain that we will be able to attract the staff we need. In addition, many of our senior management personnel have recently joined Mediconsult and have not yet become integrated into and experienced with our operations, policies, personnel and advertising clients. In connection with the transition of our technical operations, difficulties may arise that could cause disruptions in the operation of our Web sites. Any of the risks described above could have a material and adverse effect on our business, financial condition and results of operations.

BECAUSE OUR BUSINESS MODEL IS UNPROVEN, WE MAY NOT BE SUCCESSFUL.

    There are various ways to sell advertising on the Internet, the most common means being through simple advertisements on Web sites, known as banner advertisements. Our business depends upon the sale of in depth Internet-based marketing and advertising programs to pharmaceutical and other healthcare companies. Sales of these programs usually depend upon a prospective client first deciding to engage in direct-to-consumer advertising, then deciding to adopt an Internet-based marketing or advertising strategy and finally implementing that strategy by developing a marketing program for a particular drug or other healthcare product. This typically involves a significant commitment of time and money from the client and, we believe, requires us to establish a closer relationship with the client than in the case of banner advertisements. Based on our experience, it typically takes six weeks to nine months to finalize an agreement with a potential customer. In addition, our business depends upon our ability to design, develop and implement a customized marketing and advertising program calculated to achieve the specific client's marketing objectives. Our business, financial condition and results of operations will be materially and adversely affected if the business model we have adopted is not attractive to advertisers and if we are unable to adapt to other business models for generating Internet advertising revenue.

    We currently intend to sell advertising on our Web sites solely to pharmaceutical and other healthcare companies. Accordingly, our target customer base is limited. Most of our current or potential advertising clients have little or no experience using the Internet for marketing and advertising and have allocated only a limited portion of their marketing and advertising budgets to the Internet. The adoption of Internet marketing and advertising by entities that have historically relied upon traditional media for marketing and advertising requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. In addition, direct-to-consumer pharmaceutical advertising is a relatively new concept and, as a result, we cannot assure you that it will increase, or if so, to what extent it will increase, generally or through the Internet.

WE WILL NOT BE SUCCESSFUL IF THE USE OF THE INTERNET FOR ADVERTISING DOES NOT
  CONTINUE TO INCREASE.

    A significant percentage of our revenue will be derived from Internet marketing and advertising for the foreseeable future. Since the Internet advertising market is new and rapidly evolving, we cannot yet gauge its acceptance as an effective media by advertisers. Our business, financial condition and results of operations will be materially and adversely affected if the Internet advertising market develops more slowly than we expect. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet visitor's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising and as a result would materially and adversely affect our business, financial condition and results of operations.

    Advertisers may choose not to advertise on our Web sites or may pay less for advertising on our Web sites if they do not perceive the visitor measurements of our Web sites to be reliable. No standards have been widely accepted to measure the effectiveness of Internet advertising or to measure the demographics of our visitor base. Third parties currently provide these measurement services for us. If they are unable to provide these services in the future, we would be required to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we replace these services. In addition, we are implementing additional systems designed to record demographic data of visitors. If we do not implement these systems successfully, we may not be able to accurately evaluate the demographic characteristics of the visitors.

WE DEPEND ON THE CONTINUED GROWTH OF THE INTERNET FOR OUR SERVICES.

    The Internet is relatively new and is rapidly evolving. Our business, financial condition and results of operations will be materially and adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons:

    - demands placed on the Internet infrastructure and the potential decline in performance and reliability as usage grows;

    - security and authentication concerns with respect to the transmission over the Internet of confidential information, like credit card numbers and medical information, and attempts by unauthorized computer visitors, known as hackers, to penetrate online security systems; and

    - privacy concerns, including those related to the placement by Web sites of certain information to gather visitor information, known as cookies, on a visitor's hard drive without the visitor's knowledge or consent.

    We must adapt as the Internet continues to evolve. To be successful, we must adapt to the changing technologies in our rapidly evolving market by continually enhancing our Web sites and introducing new services to address our customers' changing demands. This will entail a continuous level of development and capital spending and we could incur substantial additional costs if we need to modify our services or infrastructure. Our business, financial condition and results of operations will be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF HOW
  WE WILL DO IN THE FUTURE.

    Our quarterly operating results may vary significantly in the foreseeable future due to a number of factors that could affect our revenue, expenses or prospects during any particular quarter. These factors include:

    - the demand for direct-to-consumer healthcare advertising on the Internet in general and on our Web sites in particular;

    - visitor traffic levels on our Web sites;

    - our ability to retain our significant clients, particularly Novartis;

    - our ability to attract and retain other advertisers that are seeking in-depth Internet-based marketing and advertising programs;

    - changes in rates paid for Internet advertising resulting from competition or other factors;

    - technical difficulties or system downtime affecting the Internet or the operation of our Web sites;

    - the amount and timing of our costs related to our marketing and sales efforts;

    - costs we may incur as we expand our operations;

    - seasonality in advertising sales and Internet usage;

    - our ability to price our marketing and advertising programs profitably;

    - costs related to the acquisition and integration of other businesses, technologies and services; and

    - economic conditions specific to the healthcare and pharmaceutical industries and to the Internet.

    The timing of our advertising sales is one of the most significant factors affecting quarterly results. The time between the date of initial contact with a potential advertiser and the execution of a contract with the advertiser typically ranges from six weeks for smaller agreements to nine months for larger agreements. These contracts are also subject to delays over which we have little or no control, including customers' budgetary constraints, their internal acceptance reviews, whether or when regulatory approval of their products is given by the FDA or other regulatory authority, the possibility of cancellation or delay of projects by advertisers and any post-approval actions taken by the FDA or other regulatory authority, including product recalls. During the selling process, we may expend substantial funds and management resources and yet not obtain adequate advertising revenue. Once a contract is executed, a significant portion of our revenue is derived from customized Web site development and implementation projects, rather than from recurring fees. As a result, we cannot predict with certainty when we will perform the work neccessary to receive payment for these projects.

    In any given quarter, we may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in our revenue. Any significant shortfall would have an immediate material and adverse effect on our business, financial condition and results of operations. Since we have a limited operating history, we cannot yet determine whether seasonal factors will affect our quarterly operating results. Traffic levels on Web sites have typically fluctuated during the summer and year-end vacation and holiday periods, and this could result in a decrease in user traffic on our Web sites during these periods.

    Similar seasonal or other patterns may develop in the Internet advertising industry. Due to all of the foregoing factors, and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely fall.

THERE ARE MANY COMPETITORS IN THE HEALTHCARE SEGMENT OF THE INTERNET MARKET AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST THEM.

    There are many companies that provide Internet and non-Internet based marketing and advertising services to the healthcare industry. All of these companies compete with us for advertisers, and Internet healthcare companies also compete with us for visitor traffic. We expect competition to continue to increase as there are no substantial barriers to entry in our market. Increased competition could result in reductions in the fees we receive for our marketing and advertising services, lower margins, loss of clients, reduced visitor traffic to our Web sites, or loss of market share. Any of these occurrences could materially and adversely affect our business, financial condition and results of operations. Competition is also likely to increase significantly, not only as new entities enter the market, but also as current competitors expand their services. Our principal competitors include:

    - advertising agencies and consulting firms, such as Young & Rubicam and Agency.com, that develop marketing and advertising programs for pharmaceutical and other healthcare companies;

    - Web sites that deliver consumer healthcare information, either as their sole focus or as part of a more broadly-based site, such as Health Oasis, InteliHealth, iVillage, OnHealth, Thrive Online and WebMD;

    - general purpose consumer on-line service providers, such as America Online and Microsoft Network;

    - Web site development firms, such as USWeb/CKS; and

    - publishers and distributors of television, radio and print, such as CBS, Disney, NBC and Time Warner.

    Our ability to compete depends on a number of factors, many of which are outside of our control. These factors include quality of content, ease of use, timing and market acceptance of new and enhanced services, and level of sales and marketing efforts.

    Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, existing relationships with pharmaceutical and other healthcare companies and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, advertisers and alliance partners. Our competitors may develop services that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address the needs of advertisers. It is possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully or competitive pressures may have a material adverse effect on our business, results of operations and financial condition. If advertisers perceive the Internet generally or our Web sites to be a relatively limited or ineffective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising or to advertise on our Web sites.

WE MUST CONTINUALLY ENHANCE AND DEVELOP THE CONTENT AND FEATURES OF OUR WEB SITES TO ATTRACT VISITOR TRAFFIC AND ADVERTISERS.

    We produce only a portion of the editorial content available on our Web sites and rely on third-party firms and organizations for most of our content. Much of the information on our Web sites is easily available from other sources. Other Web sites may present the same or similar content in a superior manner to our Web sites, which would adversely affect our visitor traffic. To remain competitive, we must continue to enhance and improve our content. In addition, we must continually improve the responsiveness, functionality and features of our Web sites and develop other products and services attractive to visitors and advertisers. Changes to our Web sites may contain undetected programming errors that require significant design modifications, which may result in a loss of consumer confidence and user support and a decrease in the value of our brand name. We plan to develop and introduce new features, functions, content, products and services that will require the development or licensing of increasingly complex technologies. We may not succeed in developing or introducing features, functions, products and services that will attract visitors and advertisers, which would be likely to materially and adversely affect our business, financial condition and results of operations.

WE NEED TO CREATE A MEDICONSULT BRAND IDENTITY TO BE SUCCESSFUL.

    In order to build and align our brand awareness, we must succeed in our marketing efforts, provide high-quality services and increase the number of visitors to our Web sites. In addition, healthcare consumers must, among other things, perceive us as offering relevant, reliable healthcare information from trustworthy sources. We intend to increase significantly our marketing expenditures as part of our brand-building efforts. If these efforts are unsuccessful and we cannot increase our brand identity and increase revenue, our business, financial condition and results of operations will be materially and adversely affected.

WE ARE SUBJECT TO THE RISKS OF INTEGRATING AND SUCCESSFULLY FUNDING OUR JOINT VENTURES AND ACQUISITIONS.

    We have in the past developed joint ventures with and acquired complementary businesses, technologies, services or products, including topic-specific Web sites, and may continue to do so in the future. In February 1999, we executed a memorandum of agreement outlining the principal terms of a joint venture with CommonHealth, a healthcare advertising agency specializing in traditional media advertising, to offer multimedia solutions to pharmaceutical and other healthcare companies. We and CommonHealth have agreed on the outline of a business plan and are in the process of developing more formal documentation for the joint venture. We intend to commit a significant amount of personnel and financial resources to the joint venture. The joint venture may not be successfully established. If the joint venture is established, the operation of the joint venture could be a significant distraction for our management and require significant resources. In addition, issues may arise between the parties as to whether the joint venture or one of the venturers has the right to market and perform particular services for specific clients.


    We recently acquired PHARMINFO.COM, a Web site providing information on pharmaceutical products and clinical trials for pharmacists, physicians and consumers. We also entered in agreements to manage CYBERDIET.COM, a Web site providing tailored nutritional information and programs, and INCIID.ORG, a Web site providing information on infertility. We have an option to acquire CYBERDIET.COM as well. We may not receive a positive return on our investment in these Web sites and may not realize other benefits anticipated from these transactions. We may have difficulty assimilating these Web sites and their operations with our existing Web sites, and this could result in a loss of visitor traffic and revenue.


    We may not be able to identify suitable acquisition candidates or joint venture and alliance partners in the future. Even if we do identify suitable candidates, we may not be able to enter into transactions with these candidates on commercially acceptable terms. If we make other acquisitions or enter into these other arrangements, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt ongoing business, distract management and employees, increase our expenses and materially and adversely affect our business, financial condition and results of operations. We may incur significant amortization charges from the goodwill resulting from acquisitions. We may also incur indebtedness or issue equity securities to pay for future acquisitions or management or sponsorship rights. The issuance of equity securities could be dilutive to our existing stockholders.



ASPECTS OF OUR WEB SITES MAY SUBJECT US TO REGULATORY OVERSIGHT AND OTHER
  CONCERNS.


    Under the "MediXpert" service we offer through MEDICONSULT.COM, visitors pay a fee and ask a licensed physician particular medical questions. A number of states have enacted laws which prohibit what is known as the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process from anyone who is not licensed in that state. Although we have attempted to structure this service in a manner that will not constitute the practice of medicine, if the specialist is deemed to be practicing medicine, the specialist may be required to be licensed as a physician in the jurisdiction where the visitor resides, or we may be forced to cease providing the "MediXpert" service. In addition, if our specialists are deemed to be practicing medicine without a license, we may be subject to a lawsuit alleging the aiding or abetting of the unlicensed practice of medicine or potentially a medical malpractice lawsuit. We have attempted to design the "MediXpert" service to avoid the claim that we or our specialists are practicing medicine. The specialists provide general information in response to hypothetical questions. No medical opinions or diagnoses are provided and no patient-specific recommendations are made. We instruct the specialist to recommend that a visitor consult with his/her physician, and state that all information provided is for educational purposes only. Based on these limitations, we believe that the services provided by our specialists do not constitute practicing medicine. In the event that some state or other regulatory agency determines that we or our specialists are practicing medicine without a license, we will be required to revise or terminate this portion of our business and we could be subject to possible liability.

    Numerous state and federal laws also govern the delivery of healthcare services and goods. Healthcare licensing laws and laws prohibiting the offer, payment or receipt of remuneration to induce referrals to entities providing healthcare services or goods, many of which are being actively enforced, apply to Internet healthcare applications as well. In the event some state or federal regulatory agency determined that our relationship with one or more of our advertisers that deliver healthcare services or goods violate any such laws, then we could be subjected to fines and other costs and could be required to revise or terminate that portion of our business. Our pharmaceutical clients are also subject to review by the FDA for compliance with regulations governing the information that can be provided to consumers on a pharmaceutical product. These regulations, for example, limit recommended uses to the specific uses approved by the FDA. The FDA also monitors compliance with DTC advertising regulations. If the FDA adopts regulations specifically aimed at pharmaceutical advertising on the Internet or takes action with respect to a particular client's advertising program, our existing marketing and advertising programs for clients and future opportunities could be materially and adversely affected.

OUR KEY PERSONNEL ARE VERY IMPORTANT TO OUR SUCCESS.

    Our future success depends on the services of our senior management personnel. We do not have key person life insurance on any of our personnel. Loss of any one or more of our senior management personnel would have a material adverse effect on our business, financial condition and results of operations. To be successful, we will also need to attract and retain individuals with expertise in the areas of marketing and sales and technology. In addition, the successful staffing and integration of our planned in-house programming operations will depend on our ability to attract and retain qualified employees. Although we do not currently have a full-time Chief Financial Officer, we are in the process of recruiting for this position. There is no assurance as to when we will engage a Chief Financial Officer. Competition for qualified personnel is intense, and the loss of key personnel, or the inability to attract, train and retain the additional highly skilled personnel required for the expansion of our activities, would materially and adversely affect our business, financial condition and results of operations.


WE ARE CONTROLLED BY ONE OF OUR EXISTING STOCKHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS.


    Mr. Robert A. Jennings, our Chief Executive Officer, currently owns as an individual and through affiliated entities controls 59.9% of the outstanding shares of our common stock, and after the offering will own 48.9% of the outstanding shares of our common stock. Accordingly, pursuant to Delaware corporate law, Mr. Jennings will nearly control the election of all of our directors and, in general, have sufficient voting power to determine (without the consent of our other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval. These include mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Mr. Jennings may differ from the interests of other stockholders.


WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.


    Our business is conducted through operations and employees in Bermuda, Canada and the United States. Our international operations and activities subject us to a number of risks, which include the risk of complying with multiple complex regulatory requirements, like European Community regulations affecting Internet operations, and the risks of political and economic instability, difficulty in managing foreign operations, potentially adverse taxes, higher expenses and difficulty in collection of account receivables. In addition, we receive most of our revenue in U.S. dollars, but a substantial portion of our payroll and other expenses are paid in the currency of the country where our employees reside or operations are located. Because our financial results are reported in U.S. dollars, they are affected by changes in the value of the various foreign currencies that we use to make payments in relation to the U.S. dollar. We do not cover known or anticipated operating exposures through foreign currency exchange option or forward contracts.


THE INTERNET IS SUBJECT TO MANY GOVERNMENTAL REGULATIONS WHICH MAY IMPACT OUR ABILITY TO CONDUCT BUSINESS.

    There is, and will be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. In addition, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Any new law or regulation, or the adverse application or interpretation of existing laws, may decrease the growth in the use of the Internet or our Web sites. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition or results of operations.

WE MAY BE SUBJECT TO CLAIMS BASED ON THE CONTENT WE PROVIDE ON THE INTERNET.

    Because visitors to our Web sites may distribute our content to other people, third parties might sue us for defamation, negligence, product liability, copyright, or trademark infringement, or other matters. These types of claims have been brought, sometimes successfully, against other on-line services in the past. We may also incur liability for the content on other Web sites that are linked to our Web sites or for content and materials that may be posted by visitors in chat rooms or bulletin boards. Our e-mail services may also subject us to potential claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. We also enter into agreements with commerce partners that entitle us to receive a share of any revenue from the purchase of goods and services through direct links from our Web sites to their Web sites. These arrangements may subject us to additional claims, including product liability or personal injury related to these products and services, because we provide access to these products or services, even if we do not provide the products or services ourselves.

SATISFACTORY PERFORMANCE OF OUR WEB SITES IS CRITICAL TO OUR BUSINESS AND
  REPUTATION.


    The performance of our Web sites is critical to our business and reputation and to our ability to attract visitors and advertisers to our Web sites. We are dependent upon the continuous, reliable and secure operation of Internet servers and related hardware and software. To the extent that service is interrupted or delayed, we could experience a decrease in traffic and revenue. We do not at present have any back up "off-site" systems or a formal disaster recovery plan, nor do we have insurance coverage for business interruption. Substantially all of our communications hardware and some of our other computer hardware operations are located in Cambridge, Massachusetts and Toronto, Canada. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our Web sites.


    Our Web sites must accommodate a high volume of traffic and deliver information that is updated frequently. Our Web sites have in the past and may in the future experience slower response times or decreased traffic for a variety of reasons. In addition, our visitors depend on Internet service providers, online service providers and other Web site operators for access to our Web sites. Many of them have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future.

    The on-going enhancement of our Web site is dependent upon the success of development efforts that will be performed by in-house employees and by contractors. To the extent that these development efforts are delayed or unsuccessful, we will incur additional development expenses and may not remain competitive in the design and use of our Web sites.

A LACK OF SECURITY OVER THE INTERNET MAY IMPACT OUR BUSINESS.

    A significant barrier to electronic commerce and confidential communications over the Internet has been the need for secure transmission of confidential information. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Experienced programmers could attempt to penetrate our network security. Programmers who are able to penetrate our network security could misappropriate proprietary information or cause interruptions in our services, and we could be required to expand capital and resources to protect against or to alleviate problems caused. Purposeful security breaches could have a material adverse effect on our business, results of operation and financial condition.

WE ARE DEPENDENT ON OUR INTELLECTUAL PROPERTY.

    Trademarks, copyrights and other proprietary rights are important to our success and our competitive position. Third parties may infringe or misappropriate our trademarks, copyrights and other proprietary rights, which could have a material and adverse effect on our business, financial condition and results of operations. In addition, we do not know how extensive our intellectual property protection is since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

    We license some of our content from third parties. It is possible that we could become subject to infringement actions based upon the content obtained from these third parties. In addition, others may use this content and we may be subject to claims from our licensors. These claims, with or without merit, could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. We have entered into confidentiality agreements with our key employees and independent consultants and we have instituted procedures to control access to and distribution of our technology, documentation and other proprietary information and the proprietary information of others from which we have licensed content or technology. Despite our efforts to protect our proprietary rights, parties may attempt to disclose, obtain or use our content or technologies. There can be no assurance that the steps we have taken will prevent misappropriation of our content or technologies.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

    It is generally anticipated that many organizations will experience operational difficulties at the beginning of the year 2000 as a result of the fact that many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. The costs of defending and resolving year 2000-related disputes, and any liability of Mediconsult for year 2000-related damages, including consequential damages, could have a material adverse effect on our business, financial condition and results of operations. Based on our assessment to date, we believe that our internal systems are year 2000 compliant and will not produce erroneous results, fail to function, or interrupt performance. Despite our testing, our systems may contain undetectable errors or defects associated with the year 2000 and operational difficulties may result. To the extent that our assessment is finalized without identifying any additional material non-compliant information technology systems or non-information technology systems that we operate or that are operated by third parties, the most reasonably likely worst case year 2000 scenario is a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure. Such a failure could prevent us from operating our business, prevent visitors from accessing our Web sites, or change the behavior of consumers accessing our Web sites. We believe that the primary business risks, in the event of such a failure, would include lost advertising revenue, increased operating costs, loss of visitors to our Web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on our business, results of operations and financial condition. We have not made any contingency plans to address such risks.

WE CURRENTLY HAVE NO SPECIFIC USE FOR A SUBSTANTIAL PORTION OF THE NET PROCEEDS FROM THIS OFFERING.

    Our management will have broad discretion with respect to how the net proceeds of this offering will be spent. Except to repay amounts advanced by a stockholder, market our Web sites and brand name and hire new personnel, we currently do not have any specific plans for the use of the net proceeds from this offering. Accordingly, we will have broad discretion as to the use of the net proceeds, including uses with which the stockholders may not agree.

FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK.

    The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of common stock in the market after this offering, or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Please see "Description of Securities--Registration Rights" and "Shares Eligible for Future Sale."

OUR STOCK PRICE IS VOLATILE AND COULD CONTINUE TO BE VOLATILE.

    Following this offering, investment interest in Mediconsult may not lead to the development of an active or liquid trading market. The market price of our common stock has fluctuated in the past and is likely to continue to be volatile and subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The stock prices and trading volumes for many Internet companies fluctuate widely for reasons that may be unrelated to their business or results of operations. The market price of our common stock may decline below the offering price. General economic, market and political conditions could also materially and adversely affect the market price of our common stock and investors may be unable to resell their shares of common stock at or above the offering price.

INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

    Investors purchasing common stock in this offering will incur immediate dilution of net tangible book value per share of common stock. For a more detailed discussion of this dilution, see "Dilution."

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

    Provisions of our certificate of incorporation, our by-laws and Delaware law could make it more difficult for a third party to acquire us, even if it would be beneficial to our stockholders.

                    FORWARD LOOKING STATEMENTS; MARKET DATA

    A number of statements made in this prospectus, including under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements. These forward-looking statements are not historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

    This prospectus contains market data related to Mediconsult and the Internet. This data has been included in the studies prepared by the Internet market research firms of Cyber Dialogue, Jupiter Communications and Media Metrix. This market data includes projections that are based on a number of assumptions. The assumptions include that: (1) no catastrophic failure of the Internet will occur; (2) the number of people who use the Internet and the total number of hours spent online will increase significantly over the next five years; (3) the value of online advertising dollars spent for each hour a visitor is online will increase; (4) the speed at which content can be downloaded from the Internet will increase dramatically; and (5) Internet security and privacy concerns will be adequately addressed.

    This prospectus also contains market data related to DTC advertising. This data has been included in the studies prepared by Consumer Health Information Corporation and Med Ad News. This market data includes projections that are based on a number of assumptions. The assumptions include that: (1) there will be no adverse changes in existing DTC advertising regulations; (2) DTC advertising spending will continue to be accepted by pharmaceutical companies as an attractive vehicle for advertising; (3) the number of pharmaceutical products covered by DTC advertising will continue to increase; and (4) advertisers will increasingly use the Internet as a forum for DTC advertising.

    If any one or more of these assumptions turns out to be incorrect, actual results may differ from the projections given by these firms. These markets may not grow at the rates projected by the firms named above or at all. The failure of these markets to grow at such projected rates could have a material adverse effect on our business, financial condition and results of operations, and the market price of our common stock.

                                USE OF PROCEEDS


    The net proceeds to us from the sale of the shares offered by us under this prospectus, after deducting underwriting discounts and the estimated offering expenses payable by us, are estimated to be approximately $51,944,438 (and an additional $4,446,563 if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $12.75 per share. We will not receive any proceeds from the sale of common stock by the Selling Stockholders.


    We intend to use a significant portion of the net proceeds to recruit, train and manage an expanded marketing, sales and technical staff and to significantly expand the marketing of our Web sites and brand name. We also intend to use $0.5 million to repay advances from our majority stockholder and $0.7 million for the establishment of our in-house technical operations. The balance of the net proceeds will be used for working capital and other general corporate purposes. Management will have significant flexibility in applying the net proceeds of this offering. Pending any such use, as described above, we intend to invest the net proceeds in investment grade interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    We have applied for listing on the Nasdaq National Market. Our common stock is currently quoted on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of the common stock as reported on the OTC Bulletin Board.


                                                                                                    PRICE RANGE OF
                                                                                                     COMMON STOCK
                                                                                                 --------------------
                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
Year Ended December 31, 1997
    First Quarter..............................................................................  $    2.10  $    1.61
    Second Quarter.............................................................................       2.44       1.32
    Third Quarter..............................................................................       3.00       1.70
    Fourth Quarter.............................................................................       1.70       1.05

Year Ended December 31, 1998
    First Quarter..............................................................................  $    2.10  $    1.00
    Second Quarter.............................................................................       1.92       1.25
    Third Quarter..............................................................................       1.68       0.64
    Fourth Quarter.............................................................................       9.56       0.49

Year Ending December 31, 1999
    First Quarter (through March 11, 1999).....................................................  $   12.75  $    6.19



    On March 11, 1999, the reported last sale price of the common stock on the OTC Bulletin Board was $12.75


    We have not declared or paid any cash dividends on our capital stock since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION


    The following table sets forth (a) the historical capitalization as of December 31, 1998 on an actual basis, (b) the pro forma consolidated capitalization adjusted to give effect to (i) the issuance of $3.2 million of senior preferred stock, (ii) the conversion of the outstanding junior preferred stock and senior preferred stock into shares of common stock upon the consummation of this offering, (iii) the issuance of 400,000 shares of common stock for the acquisition of CyberDiet, which is subject to an option held by Mediconsult that we expect to exercise, and (iv) 18,000 shares issued in respect of options exercised subsequent to December 31, 1998, (c) the pro forma consolidated capitalization, as further adjusted to give effect to the sale of the shares of common stock offered by this prospectus and the receipt and application of the estimated net proceeds therefrom. This should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and our financial statements and notes thereto included elsewhere in this prospectus.


                                                                                DECEMBER 31, 1998
                                                                  ----------------------------------------------
                                                                                                    PRO FORMA
                                                                                    PRO FORMA           AS
                                                                      ACTUAL      CONSOLIDATED(1) ADJUSTED(1)(2)
                                                                  --------------  --------------  --------------

                                                                                  (IN THOUSANDS)
Advances from stockholder.......................................    $      514      $      514      $       --

Stockholders' equity:
  Preferred stock, 5,000,000 shares authorized:
    Senior preferred stock, $0.001 par value, 1,000,000 shares authorized, no shares issued or outstanding actual, pro
      forma and pro forma as adjusted...........................            --              --              --
    Junior preferred stock, $0.001 par value, 1,000,000 shares authorized, 430,000 shares issued and outstanding actual;
      no shares issued and outstanding pro forma and pro forma
      as adjusted...............................................         4,300              --              --
  Common stock, $0.001 par value; 50,000,000 shares authorized,
    18,519,950 shares issued and outstanding actual; 23,099,278 shares issued and outstanding pro forma; 27,524,278 shares
    issued and outstanding pro forma as adjusted................            19              23              27
  Additional paid-in capital....................................         5,243          16,539          68,479
  Deferred compensation.........................................          (884)           (884)           (884)
  Accumulated deficit...........................................        (8,399)         (9,565)         (9,565)
                                                                       -------         -------         -------
    Total stockholders' equity..................................           278           6,113          58,057
                                                                       -------         -------         -------
    Total capitalization........................................    $      792      $    6,627      $   58,057
                                                                       -------         -------         -------
                                                                       -------         -------         -------


------------------------------


(1) Excludes (a) an aggregate of 2,000,000 shares of common stock issuable upon the exercise of currently exerciseable options with an exercise price of $0.003 per share; (b) 400,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $1.22 per share; (c) 224,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $6.32 per share; (d) shares issuable in respect of the 8% payable in kind dividend on the junior preferred stock accruing from and after January 1, 1999; and (e) 862,950 shares of common stock reserved for issuance under the 1996 Stock Option Plan as of December 31, 1998, of which options to purchase 716,000 shares were outstanding at the date with a weighted average exercise price of $1.38 per share.



(2) As adjusted to reflect the sale of 4,425,000 shares of common stock offered hereby at an assumed public offering price of $12.75 per share and the receipt and application of the estimated net proceeds therefrom.

                                    DILUTION


    Our adjusted net tangible book value as of December 31, 1998 was approximately $2.6 million, or $0.11 per share of common stock, calculated as follows. Net tangible book value per share is equal to our total tangible assets minus total liabilities divided by the number of shares of common stock outstanding at February 26, 1999, after giving effect to the conversion of all outstanding shares of junior preferred stock into 3,654,999 shares of common stock and the issuance, application of net proceeds from and conversion of all outstanding shares of senior preferred stock into 506,329 shares of common stock, upon the closing of this offering. After giving effect to the sale of the 4,425,000 shares of common stock offered by this prospectus and deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value would have been approximately $54.5 million, or $2.01 per share of common stock. This represents an immediate increase in net tangible book value of $1.90 per share to existing stockholders and an immediate dilution of $10.74 per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of common stock. The following table illustrates this dilution:



Assumed public offering price per share............................             $   12.75
    Net tangible book value per share as of December 31, 1998......  $    0.11
    Increase in net tangible book value per share attributable to
      new investors................................................  $    1.90
Pro forma net tangible book value per share after the offering.....             $    2.01
                                                                                ---------
Dilution per share to new investors................................             $   10.74
                                                                                ---------
                                                                                ---------



    Based on the same assumptions used in the table set forth above, the following table sets forth on a pro forma basis, after giving effect to the conversion of the outstanding junior preferred stock and senior preferred stock into shares of common stock as of December 31, 1998 and the issuance of 18,000 shares of common stock subsequent to December 31, 1998, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors:



                                                       SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                                    -----------------------  ------------------------   PRICE PER
                                                       NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
                                                    ------------  ---------  -------------  ---------  -----------
Existing stockholders (1)(2)......................    22,699,278       83.7% $  15,468,167       21.5%  $    0.68
New investors.....................................     4,425,000       16.3     56,418,750       78.5       12.75
                                                    ------------  ---------  -------------  ---------
    Total.........................................    27,124,278      100.0% $  71,886,917      100.0%
                                                    ------------  ---------  -------------  ---------
                                                    ------------  ---------  -------------  ---------


------------------------------

(1) Excludes (a) an aggregate of 2,000,000 shares of common stock issuable upon the exercise of currently exerciseable options with an exercise price of $0.003 per share, (b) 400,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $1.22 per share; (c) 224,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $6.32 per share; and (d) 862,950 shares of common stock reserved for issuance under the 1996 Stock Option Plan as of December 31, 1998, of which options to purchase 716,000 shares were outstanding at that date with a weighted average exercise price of $1.38 per share.


(2) The sale of 575,000 shares of common stock in this offering (375,000 additional shares if the underwriters over-allotment option is exercised in full) by the Selling Stockholders will cause the number of shares owned by existing stockholders to be reduced to 22,224,278, or 81.9% of the total number of shares of common stock outstanding after this offering.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



    The following unaudited pro forma consolidated financial information is based on Mediconsult's and CyberDiet's historical financial statements included elsewhere herein. The Unaudited Pro Forma Financial Information gives effect to
(a) the acquisition of CyberDiet, which is subject to an option held by Mediconsult that we expect to exercise, as if such transaction had occurred on January 1, 1998 for the pro forma consolidated statements of operations and December 31, 1998 for the pro forma balance sheet and (b) other adjustments relating to (i) the issuance of $3.2 million of senior preferred stock, net of issuance cost, and (ii) the conversion of the outstanding junior preferred stock and senior preferred stock into shares of common stock upon the consummation of this offering. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that we believe are reasonable. The Unaudited Pro Forma Consolidated Financial Information is presented for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been if this transaction had occurred on the date specified or to project our financial position or results of operations at any future date or for any future periods. The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with Mediconsult's consolidated historical financial statements, and the notes thereto, included elsewhere herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)



                                                                               PRO FORMA       PRO FORMA
                                                MEDICONSULT                   ACQUISITION        OTHER        PRO FORMA
                                                HISTORICAL     CYBERDIET    ADJUSTMENTS(1)   ADJUSTMENTS(2)  CONSOLIDATED
                                                -----------  -------------  ---------------  --------------  ------------
Revenues......................................   $   1,031     $      39       $      --       $       --     $    1,070

Operating expenses:
  Product and content development.............       1,316            65              --               --          1,381
  Marketing, sales and client services........       1,812             1              --               --          1,813
  General and administrative..................       1,013            14                               --          1,027
  Depreciation and amortization...............         170                           906(1)                        1,076
  Fair value of options granted to
    employees.................................         275            --              --               --            275
  Fair value of options and warrants granted
    to consultants............................       1,354            --              --            1,094          2,448
                                                -----------          ---           -----          -------    ------------
    Total operating expenses..................       5,940            80             906            1,094          8,020
                                                -----------          ---           -----          -------    ------------
Loss from operations..........................      (4,909)          (41)           (906)          (1,094)        (6,950)
Interest income (expense).....................          --            (4)             --               --             (4)
                                                -----------          ---           -----          -------    ------------
Net loss......................................   $  (4,909)    $     (45)      $    (906)      $   (1,094)    $   (6,954)
                                                -----------          ---           -----          -------    ------------
                                                -----------          ---           -----          -------    ------------



      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998
                                 (IN THOUSANDS)



                                                                   PRO FORMA         PRO FORMA
                                    MEDICONSULT                   ACQUISITION          OTHER          PRO FORMA
                                    HISTORICAL     CYBERDIET    ADJUSTMENTS(1)   ADJUSTMENTS(2)(3)  CONSOLIDATED(4)
                                    -----------  -------------  ---------------  -----------------  --------------
                                                      ASSETS
Current assets:
    Cash..........................   $     135     $      10       $      --         $   3,160        $    3,305
    Accounts receivable...........         136             6              --                --               142
                                    -----------       ------          ------            ------      --------------
        Total current assets......         271            16              --             3,160             3,447
                                    -----------       ------          ------            ------      --------------
Non-current assets:
    Tangible assets...............          53            --              --                --                53
    Intangible assets.............         819            --           2,718                --             3,536
                                    -----------       ------          ------            ------      --------------
        Total non-current
          assets..................         872            --           2,718                --             3,589
                                    -----------       ------          ------            ------      --------------
        Total assets..............   $   1,142     $      16       $   2,718         $   3,160        $    7,036
                                    -----------       ------          ------            ------      --------------
                                    -----------       ------          ------            ------      --------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued
      liabilities.................   $     243     $       5       $      --         $      --        $      248
    Advances from stockholder.....         514            --              --                --               514
    Unearned revenue..............         107            --              --                --               107
    Other current liabilities.....          --            54              --                --                54
                                    -----------       ------          ------            ------      --------------
        Total current
          liabilities.............         864            59              --                --               923
                                    -----------       ------          ------            ------      --------------
Stockholders' Equity:
    Preferred stock...............       4,300            --              --            (4,300)               --
    Common stock..................          19            --              --                 4                23
    Additional paid-in capital....       5,243            71           2,604             8,622            16,539
    Deferred compensation.........        (884)           --              --                --              (884)
    Retained earnings                   (8,399)         (113)            113            (1,166)           (9,565)
                                    -----------       ------          ------            ------      --------------
        Total stockholders'
          equity..................         278           (43)          2,718             3,160             6,113
                                    -----------       ------          ------            ------      --------------
        Total liabilities and
          stockholders' equity....   $   1,142     $      16       $   2,718         $   3,160        $    7,036
                                    -----------       ------          ------            ------      --------------
                                    -----------       ------          ------            ------      --------------



      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



(1) Represents the preliminary allocation of the excess of the purchase price over the assets and liabilities to be acquired and the related amortization in connection with the probable acquisition of CyberDiet. Mediconsult is in the process of completing its valuation of the assets and liabilities of CyberDiet, pending the completion of its valuation. Mediconsult has assumed for purposes of pro forma information that the fair values of assets and liabilities will approximate underlying book values. The purchase price was determined based on the quoted market price of the 400,000 shares of common stock of Mediconsult.com, Inc. on February 25, 1999, when substantial agreement was reached on the terms of the acquisition. Purchase price ($2,675,000) in excess of the assumed fair value of net assets acquired ($(43,083)) has been allocated to intangible assets and amortized over three years. This resulted in adjustments to record $2,718,083 of intangible assets and annual amortization of $906,044. The final allocation of purchase price may differ materially from amounts assumed in the accompanying pro forma information.



(2) Represents the approximate fair value of the 200,000 warrants with an exercise price of $1.22 per share delivered to Arnhold and S. Bleichroeder, Inc. upon the initial filing of this prospectus, which will be recorded as an expense in the Company's statement of operations for 1999.



(3) Represents the (i) issuance and conversion of $3.2 million of senior preferred stock into shares of common stock upon the consummation of this offering, (ii) the conversion of $4.3 million of junior preferred stock into shares of common stock upon the consummation of this offering and (iii) the conversion of cumulative dividends payable on the junior preferred stock into 71,666 common shares.



(4) Excludes (a) an aggregate of 2,000,000 shares of common stock issuable upon the exercise of currently exercisable options with an exercise price of $0.003 per share; (b) 200,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $1.22 per share; (c) 224,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $6.32 per share; (d) shares issuable in respect of the 8% payable in kind dividend on the junior preferred stock accruing from and after January 1, 1999; and (e) 862,950 shares of common stock reserved for issuance under the 1996 Stock Option Plan as of December 31, 1998, of which options to purchase 716,000 shares were outstanding at the date with a weighted average exercise price of $1.38 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)


    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our audited financial statements, and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1996 is derived from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of future financial results. The following table also sets forth selected consolidated pro forma financial and other data of Mediconsult on a consolidated basis for the fiscal year ended December 31, 1998, after giving effect to the acquisition of CyberDiet, Inc., which is subject to an option held by Mediconsult that we expect to exercise. The selected consolidated pro forma data for the fiscal year ended December 31, 1998 are derived from the "Unaudited Pro Forma Consolidated Financial Information," giving effect to the events described therein, included elsewhere in this prospectus. The pro forma financial data are not necessarily indicative of operating results or financial positions that would have been achieved had these events been consummated on the dates indicated and should not be construed as representative of future operating results or financial position.



                                                                     YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------
                                                                                             PRO FORMA
                                                                                          CONSOLIDATED(1)(2)
STATEMENT OF OPERATIONS DATA:                              1996       1997       1998          1998
                                                         ---------  ---------  ---------  ---------------
Revenues...............................................  $      --  $     256  $   1,031     $   1,070
Operating expenses:
  Product and content development......................         --        766      1,316         1,381
  Marketing, sales and client services.................        436      1,130      1,812         1,813
  General and administrative...........................        404        792      1,013         1,027
  Depreciation and amortization........................                   133        170         1,076
  Fair value of options granted to employees...........         --         40        275           275
  Fair value of options and warrants granted to
    consultants........................................         --         --      1,354         2,448
                                                         ---------  ---------  ---------  ---------------
    Total operating expenses...........................        839      2,861      5,940         8,020
                                                         ---------  ---------  ---------  ---------------
Loss from operations...................................       (839)    (2,605)    (4,909)       (6,950)
Interest income (expense), net.........................        (23)       (20)        --            (4)
                                                         ---------  ---------  ---------  ---------------
Net loss...............................................  $    (862) $  (2,625) $  (4,909)    $  (6,954)
                                                         ---------  ---------  ---------  ---------------
                                                         ---------  ---------  ---------  ---------------
Basic and diluted net loss per share...................  $   (0.08) $   (0.16) $   (0.27)    $   (0.38)
Shares used to compute basic and diluted net loss per
  share................................................     11,138     16,730     17,911        18,311
Pro forma basic and diluted net loss per share (2).....                        $   (0.27)    $   (0.38)
Shares used to compute pro forma basic and diluted net
  loss per share (2)...................................                           17,911        18,311



                                                                           DECEMBER 31,
                                                         ------------------------------------------------
                                                                                             PRO FORMA
                                                                                          CONSOLIDATED(1)(2)
BALANCE SHEET DATA:                                        1996       1997       1998          1998
                                                         ---------  ---------  ---------  ---------------
Cash...................................................  $     393  $     401  $     135     $   3,305
Working capital........................................        292        373       (593)        2,524
Total assets...........................................        760        752      1,142         7,036
Stockholders' equity...................................        525        566        278         6,113


------------------------------


(1) See "Unaudited Pro Forma Consolidated Financial Information" and related notes thereto.



(2) Assumes the automatic conversion upon the consummation of this offering of
    (a) all outstanding junior preferred stock into 3,583,333 shares of common stock, (b) the 8% payable in kind dividend which has accrued on the junior preferred stock through December 31, 1998 into 71,666 shares of common stock, but does not include shares accruing thereafter, and (c) all outstanding senior preferred stock into 506,329 shares of common stock. As these conversions are antidilutive, pro forma basic and diluted net loss per share equals basic and diluted net loss per share.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLEASE SEE "RISK FACTORS" AND "FORWARD-LOOKING STATEMENTS; MARKET DATA."

OVERVIEW

    Mediconsult is a leading provider of patient-oriented healthcare information and services on the World Wide Web. Our Web sites provide a trusted source of comprehensive and easy to understand medical information and are designed to empower consumers through increased education related to medical conditions and treatment alternatives. Our Web sites also provide a destination on the Internet where visitors can interact with others in a community environment. We facilitate this environment through a well-organized, easy to navigate format and an array of complementary services, including moderated on-line support groups and discussion forums. By fostering communities centered around over 60 prevalent medical conditions and health issues, we believe we create significant opportunities for pharmaceutical and other healthcare companies to reach a highly targeted consumer audience using Internet-based marketing and advertising programs.

BACKGROUND

    For the period from the inception of our operations in April 1996 through January 1997, our operating activities related primarily to the initial development of our MEDICONSULT.COM Web site and operating infrastructure, and also the recruitment of employees. Since the formal launch of MEDICONSULT.COM in 1997, we have focused on developing content, organizing the content in an easy to navigate format, and improving the functionality of MEDICONSULT.COM. We continue to refine our strategy of creating targeted on-line marketing and advertising programs for large pharmaceutical and other healthcare organizations, and are developing and implementing these types of programs for our clients. We structure our programs to provide our advertisers with a measurable return on investment by tracking the level of interest and interactive responses of visitors. Our programs utilize a broad range of on-line strategies and resources to deliver a message consistent with the advertisers' global marketing strategy.

REVENUE SOURCES

    Our main source of revenue is through client services related to the development and support of on-line marketing and advertising programs for pharmaceutical and other healthcare companies. These services typically include the design, development and management of customized Web sites relating to a particular pharmaceutical or other health-related product. Client services also include marketing research, focus group testing and on-line testing of visitors' preferences. Revenue from client services is recognized over the period that the services are performed. Revenue from support services, principally the management of Web sites that we develop for our clients, is recognized ratably over the management periods, generally on a monthly basis. Payments received from clients prior to the performance of client services are recorded as unearned revenue.

    We also provide advertising services involving the sale of advertising space on the Web sites we own, manage or sponsor. These services can be provided separately or as part of a more comprehensive suite of client services. Advertising services include banner advertisements, polls, surveys, registration programs, coupons and other interactive forms of advertising. Revenue from advertising sales is recognized ratably over the period in which the advertisement is displayed, if no significant obligations remain. In certain cases, advertising revenue from the sale of advertising space is related to the delivery of impressions or click-throughs from pages viewed by visitors to our Web sites. In these cases, we may guarantee a minimum number of impressions or click-throughs by visitors over a specified period of time. To the extent that revenue is related to the number of impressions or click-throughs, we defer recognition of this revenue until the required impressions or click-throughs are achieved. Payments received from advertisers prior to displaying their advertisements are recorded as deferred revenue. We do not engage in barter transactions with respect to our advertising services.

    We also derive revenue from licensing our MEDICONSULT.COM content and providing Web site support to healthcare and other organizations. These organizations make our content available to visitors to their Web sites or to Web sites of their clients. Revenue from content licensing is recognized over the period of the license. In certain cases, we design and develop these Web sites. The portion of licensing revenue related to up-front customized design work is recognized over the period that the work is performed. In certain cases, we derive additional revenue from the management of the Web site or its content. Revenue from management services is recognized ratably over the period the services are performed, generally on a monthly basis. We also may retain the right to place advertising on a Web site that hosts our content.

    Although we have certain electronic commerce alliances with merchants of healthcare-oriented books and products, revenue from these revenue-sharing arrangements has not been material. Revenue from our share of the proceeds from our electronic commerce partners' sales is recognized by us upon notification from our commerce partners of sales attributable to our Web sites.

MARKETING AND SALES INITIATIVES

    In late 1997, we initiated our first significant marketing and advertising program. We were engaged by Novartis Consumer Health Canada to develop a comprehensive on-line smoking cessation program for its Habitrol brand, focused on Canadian consumers. We developed the Web site for this program during early 1998, for which we received payment as services were performed. We received revenue for maintaining and upgrading this program (beginning with its launch in June 1998), and receive monthly advertising revenue for referring visitor traffic to the Habitrol Web site. We are currently expanding the Habitrol program to provide French and professional healthcare versions of the Web site.

    We have also generated revenue from developing programs for a number of branded pharmaceutical products for Novartis Pharma, the worldwide pharmaceutical division of Novartis. We are developing the Web sites for these programs and receiving payment as the services are performed. In 1998, revenue from Novartis represented $0.7 million or 65% of our total revenue. We have also completed assessment programs for Bristol Myers Squibb, Glaxo Wellcome and Astra Merck. The loss of Novartis as a customer or any changes to the existing relationship that are less favorable to us, or any significant reduction in traffic on or through the Novartis Web sites that we manage, will materially and adversely affect our business, financial condition and results of operations.

    To date, our revenue has been generated primarily by our internal sales organization and, to a lesser extent, by third party advertising representatives. As of December 31, 1998, we had an internal marketing, sales and program design organization of 14 professionals. We believe that we need to significantly increase the size of our internal marketing and sales organization to execute successfully our growth strategy and, accordingly, we intend to hire additional marketing and sales professionals in 1999.

    To complement our direct sales force, in February 1999, we entered into a memorandum of agreement outlining the principal terms of a 50/50 joint venture with CommonHealth LLP, the leading healthcare advertising firm worldwide. CommonHealth is an affiliate of Ogilvy & Mather and J. Walter Thompson. The joint venture is being formed to offer innovative multimedia solutions to pharmaceutical and other healthcare companies, based on our Internet expertise and CommonHealth's experience in traditional media. It is currently contemplated that each party will perform services on behalf of the joint venture, and will each charge the joint venture for work performed by it at its normal rates. The joint venture may also recruit its own employees, some of whom may come from Mediconsult and some of whom may come from CommonHealth. Profits of the joint venture will be shared equally by the parties, and losses of the joint venture will be shared in proportion to each party's billings to the joint venture.

    In order to enhance our content licensing initiatives and generate additional revenue, we have entered into marketing alliances with a number of companies and organizations. These include the healthcare division of IBM, GeoAccess, a software development company focused on the managed care sector, and the Ontario Hospital Association, an association of approximately 185 not-for-profit hospitals.

VISITOR TRAFFIC

    To improve the depth and breadth of our medical content and to increase visitor traffic, we have recently completed strategic initiatives to purchase, manage or sponsor the following Web sites:

    - PHARMINFO.COM, a leading Web site providing information on pharmaceutical products and clinical trials for pharmacists, physicians and consumers. We acquired PHARMINFO.COM in December 1998, in exchange for 100,000 shares of our common stock. The fair value of these shares of common stock was $0.8 million, which was capitalized and will be amortized over two years.


    - CYBERDIET.COM, a Web site providing tailored nutritional information and programs. In February 1999, we entered into a memorandum of agreement outlining the principal terms of an exclusive management arrangement with CyberDiet, Inc., the owner of CYBERDIET.COM, granting to Mediconsult the sole right to place advertisements on the Web site, to link traffic, and to manage the content on the Web site. We have an option to purchase CyberDiet, Inc., and this company has under certain circumstances the right to cause us to purchase it, in exchange for 400,000 shares of our common stock. We expect to exercise this option.


    - INCIID.ORG, a Web site providing information on infertility. In February 1999, we entered into an exclusive sponsorship agreement with the InterNational Counsel of Infertility Information Dissemination, a not-for-profit organization, relating to INCIID.ORG and granting to Mediconsult the sole right to place advertisements on the Web site, to link traffic, and to manage the content on the Web site. In connection with this agreement, we have committed to pay INCIID $0.5 million per year beginning in 1999, for three years in equal quarterly installments, in cash or common stock as we determine with respect to each quarter.


    We believe that our Web sites collectively represent one of the most highly trafficked consumer healthcare information sites on the Internet. In January 1999 (on a pro forma basis as if acquired, managed or sponsored on the first day of the month), our owned, managed and sponsored Web sites had more than 1.3 million visitors viewing over 9.2 million pages of information.


CORPORATE

    Mediconsult was originally incorporated under the laws of the State of Colorado in October 1989. In April 1996, we purchased Mediconsult.com Limited, a Bermuda corporation (MCL), through a merger in which MCL became a wholly-owned subsidiary. In December 1996, we consummated a reincorporation merger pursuant to which we became a Delaware corporation. Mediconsult conducts its business primarily through MCL, its Bermudian subsidiary. In addition to MCL, Mediconsult has established subsidiaries in the United States, Canada and the United Kingdom. Our operations are conducted by MCL, which has obtained an exemption from all Bermudian income taxes until the year 2016. MCL has, however, entered into service agreements with other subsidiaries of Mediconsult for their employees to provide services to MCL. These subsidiaries will be subject to income taxes in their jurisdictions.


STOCK OPTIONS AND WARRANTS



    Stock options granted to consultants and employees are expensed over their vesting period, based on their fair value at the date of grant, under Statement of Financial Accounting Standards No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION." As more fully described below in "Results of Operations," we have recorded compensation expense in connection with the vesting of stock options during the years ended December 31, 1997 and 1998, as well as deferred compensation expense for the value of options granted that were not vested as of such dates. We currently expect to amortize $0.9 million in 1999 and $27,693 in 2000 as deferred compensation expense in respect of options outstanding at December 31, 1998. In addition, pursuant to an agreement with Arnhold and S. Bleichroeder, Inc. to provide us with investment advisory services, we have issued to this firm warrants to purchase an aggregate of 400,000 shares of common stock with an exercise price of $1.22 per share, which was the closing price of our common stock on the contract date. Of this amount, warrants for 200,000 shares of common stock were delivered upon initial filing of this prospectus and warrants for 200,000 shares of common stock are deliverable in 2000, if certain conditions are met. Delivery of the warrants will result in the recognition of an expense in the statement of operation equal to the fair value of the warrants on the date of delivery.


RESULTS OF OPERATIONS

    REVENUE. Revenue consists of fees received for the design, development and implementation of on-line marketing and advertising programs, including Web site development and implementation, advertising services, licensing our content and Web site support. We did not have any revenue for the period from April 23, 1996 (the initial launch of MEDICONSULT.COM) to December 31, 1996. Revenue was $0.3 million for the year ended December 31, 1997 and $1.0 million for the year ended December 31, 1998. The period-to-period growth in revenue was primarily attributable to an increase in the number of clients and the number of marketing and advertising programs developed and implemented for those clients.

    PRODUCT AND CONTENT DEVELOPMENT. Product and content development costs include expenses incurred by us to develop, enhance, manage, monitor and operate our Web sites. These costs have consisted primarily of salaries and fees paid to employees and consultants to develop and maintain the software and information contained on our MEDICONSULT.COM Web site. For the period ended December 31, 1996, these costs consisted primarily of third party software development expenses, which were deferred and amortized over the years ended December 31, 1997 and 1998. For the year ended December 31, 1997, these costs were $0.8 million and for the year ended December 31, 1998, these costs were $1.3 million. For 1997 and 1998, these costs related primarily to the development of healthcare content.

    MARKETING, SALES AND CLIENT SERVICES. Marketing, sales and client services costs include expenses incurred by us to obtain and maintain client relationships. These costs included salaries and fees paid to employees and consultants, and programming costs. In 1996, the marketing, sales and client services costs were $0.4 million. In 1997, we began a process of developing prototype marketing and advertising programs, and in the fourth quarter of 1997 began the development of our first client marketing program. For the year ended December 31, 1997, marketing, sales and client services costs were $1.1 million. For the year ended December 31, 1998, these costs were $1.8 million, consisting primarily of costs associated with the development and implementation of specific client marketing programs and of new prototype marketing and advertising programs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting and legal expenses, and fees for other professional services. For the year ended December 31, 1996, general and administrative expenses were $0.4 million. These expenses were $0.9 million for the year ended December 31, 1997, and $1.2 million for the year ended December 31, 1998. The increase in general and administrative expenses was primarily attributable to increased salaries and related expenses associated with hiring additional personnel to support the growth of our operations.

    FAIR VALUE OF OPTIONS GRANTED TO EMPLOYEES AND CONSULTANTS. We have recorded compensation expense in connection with the vesting of employee stock options of $40,235 during the year ended December 31, 1997, and $0.3 million during the year ended December 31, 1998. In addition, for the year ended December 31, 1998, we recorded compensation expense of $1.4 million for a stock option granted to a consultant. Compensation expense represents the amortization of deferred compensation which is measured based on the fair value of the options granted. These amounts are amortized over the vesting period of the applicable options. Compensation expense in respect of the options granted to a consultant is related to an option for 2,000,000 shares of common stock granted pursuant to a Strategic Consulting Interim Agreement with Treacy & Co., LLC, a company controlled by Michael Treacy, a director of Mediconsult, as payment for marketing consulting services. These services included marketing, sales and client services advice, strategic planning and seconding Mr. Swanson to act in the capacity of Vice President, Sales. We have recorded deferred compensation for the value of the options granted that are not yet vested of $0.1 million as of December 31, 1997 and $0.9 million as of December 31, 1998.

QUARTERLY RESULTS OF OPERATIONS DATA

    The following table sets forth certain unaudited quarterly consolidated statement of operations data for each of the eight quarters ended December 31, 1998. In the opinion of management, this data has been prepared substantially on same basis as the audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments necessary for fair presentation of this data. The quarterly data should be read in conjunction with the financial statements and the notes to these statements appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

    We have a limited operating history upon which to evaluate our business and predict revenue and planned operating expenses. Our quarterly operating results may to vary significantly in the foreseeable future due to a variety of factors, many of which are outside of our control. The timing of our advertising sales is one of the most significant factors affecting quarterly results. The time between the date of initial contact with a potential advertiser and the execution of a contract with the advertiser typically ranges from six weeks for smaller agreements to nine months for larger agreements. These contracts are also subject to delays over which we have little or no control, including customers' budgetary constraints, their internal acceptance reviews, whether or when regulatory approval of their products is given by the FDA or other regulatory authority, the possibility of cancellation or delay of projects by advertisers and any post-approval actions taken by the FDA or other regulatory authority, including product recalls. During the selling process, we may expend substantial funds and management resources and yet not obtain adequate advertising revenue. Once a contract is executed, a significant portion of our revenue is derived from customized Web site development and implementation projects, rather than from recurring fees. As a result, we cannot predict with certainty when we will perform the work neccessary to receive payment for these projects. In addition, traffic levels on Web sites have typically fluctuated during the summer, and during year-end and holiday periods, and we could experience a decrease in visitor traffic to our Web sites during these periods.

                                                                              QUARTER ENDED
                                          --------------------------------------------------------------------------------------
                                          MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,    JUN.30,   SEP. 30,   DEC. 31,
                                            1997       1997       1997       1997       1998       1998       1998       1998
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                              (in thousands)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $      16  $      88  $      69  $      84  $     206  $     215  $     238  $     372

Operating expenses:
  Product and content development.......        235        141        178        212        250        260        401        405
  Marketing, sales and client
    services............................        232        236        284        379        189        492        234        896
  General and administrative............        210        211        257        247        210        263        228        481
  Fair value of options granted to
    employees...........................         --         --         --         40         39         30         26        180
  Fair value of options granted to
    consultants.........................         --         --         --         --         --         --         --      1,354
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses............        677        588        719        878        688      1,045        889      3,317
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations....................       (661)      (501)      (649)      (794)      (482)      (830)      (651)    (2,945)
Interest income (expense), net..........        (10)       (10)        --         --         --         --         --         --
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss................................  $    (671) $    (511) $    (649) $    (794) $    (482) $    (830) $    (651) $  (2,945)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily through the private placement of equity securities and advances from our principal stockholder. As of December 31, 1998, we had $0.1 million in cash and cash equivalents. In February 1999, we received $3.2 million in proceeds from a private placement of equity securities to certain unrelated investors.

    We have incurred substantial costs to design, develop and implement Internet-based marketing and advertising programs for our clients, to build brand awareness and to grow our business. As a result, we have incurred operating losses and negative cash flows from operations in each quarter since we commenced operations. As of December 31, 1998, we had an accumulated deficit of $8.4 million. These losses have been funded primarily through advances by our majority stockholder, an entity controlled by Robert A. Jennings, our Chairman and Chief Executive Officer. These advances aggregated $4.8 million as of December 31, 1998. Of this amount, $4.3 million is evidenced by junior preferred stock of Mediconsult, which will be converted into common stock upon consummation of this offering. The balance constitutes an interest free advance of $0.5 million repayable upon demand and is expected to be repaid from the proceeds of this offering.

    To date, we have experienced negative cash flows from operating activities. For the period ended December 31, 1996, net cash used in operating activities was $1.0 million. For the year ended December 31, 1997, net cash used in operating activities was $2.5 million. For the year ended December 31, 1998, net cash used in operating activities was $2.7 million. Net cash used in operating activities for these periods was primarily attributable to our net losses during these periods. Net cash used reflected several factors, including (1) increased operating expenses as our business volume increased; (2) a higher level of accounts receivable due to growth of marketing and advertising program revenue; and (3) increases in accounts payable, accrued expenses and deferred revenues, which partially offset the increases. For the year ended December 31, 1998, the increase in net cash used in operating activities was primarily attributable to our net operating loss of $4.9 million. The net loss for 1998 was offset by certain non-cash items of $1.7 million in the aggregate. This amount was comprised of deferred compensation expense of $1.6 million related to stock options granted to consultants and employees and the value of services received in exchange for common stock of $0.1 million.

    For the period ended December 31, 1996, net cash used in investing activities was $0.2 million. For the year ended December 31, 1997, net cash used in investing activities was $0.1 million. For the year ended December 31, 1998, net cash used in investing activities was $30,225. All net cash used in investing activities related to capital expenditures, primarily the acquisition of equipment.

    For the period ended December 31, 1996, net cash provided by financing activities was $1.6 million. For the year ended December 31, 1997, net cash provided by financing activities was $2.6 million. For the year ended December 31, 1998, net cash provided by financing activities was $2.4 million. Net cash proceeds from financing activities in 1996 was primarily attributable to the issuance of common stock and to a lesser extent from unsecured advances from our majority stockholder. Net cash proceeds from financing activities in 1997 and 1998 was primarily attributable to net proceeds we received from unsecured advances from the majority stockholder in the aggregate amount of $2.6 million in 1997 and $2.2 million in 1998. By September 30, 1998, $4.3 million of the cash advances from our majority stockholder made prior to that date had been converted into junior preferred stock. The junior preferred stock will convert into common stock upon the closing of this offering.

    As of December 31, 1998, we had no principal capital commitments outstanding. We have spent $0.4 million on capital expenditures since inception. We estimate that our capital expenditures will be $0.7 million for 1999, principally for improvements to our technical infrastructure, including the transfer of our main production and development equipment operations from a third party to our own facility.

    In connection with our planned 50/50 joint venture with CommonHealth, we expect to advance approximately $0.3 million to the joint venture as our share of its initial capitalization. Under our agreement with CommonHealth, we may borrow this amount from CommonHealth. If we do borrow this amount, we must repay it from 25% of our half of the net profits of the joint venture, if any, and, in any event within three years from the formation of the joint venture or sooner if the joint venture is terminated.


    In connection with our sponsorship and management of INCIID.ORG, we have committed to pay INCIID $0.5 million per year beginning in 1999 for three years in equal quarterly installments, in cash or common stock as we determine with respect to each quarter.


    On February 26, 1999, we sold in a private placement an aggregate of 506,329 shares of our newly designated senior preferred stock and warrants exercisable for five years to purchase 224,000 shares of such senior preferred stock to Nazem & Company IV, L.P., Transatlantic Venture Fund C.V. (a joint venture of Nazem & Company and Banque Nationale de Paris) and other individual investors, for an aggregate of $3.2 million. The purchase price was, and the conversion price of the senior preferred stock and exercise price of the warrants is, $6.32 per share, an amount equal to 85% of the average bid and ask price of our shares on the OTC Bulletin Board for the relevant 30-day period preceding the closing. The shares of senior preferred stock are convertible at any time at the option of the holder into an equal number of shares of common stock, subject to adjustment, and will be automatically converted into an equal number of shares of common stock upon the closing of this offering. The senior preferred stock has voting rights on an as-converted basis. In connection with such private placement, we agreed to provide the holders of senior preferred stock or common stock issuable upon the conversion of senior preferred stock demand and piggy back registration rights, the right to tag-along with our founders in certain sales of their shares, and the right to nominate a member of our board of directors so long as they maintain at least 50% of their original share position. If we offer our common stock to the public in this offering at a price below $6.32 per share, the conversion price of the senior preferred stock and the exercise price of the warrants will be lowered to a price equal to

85% of the price to the public in this offering. In connection with this investment, and for so long as the investors hold at least 50% of their original share position, we agreed not to effect any material change in the direction of our business unless approved by at least two-thirds of the board of directors and then only after consultation with the investors.


    In March 1999, we entered into an exclusive source code license agreement with TVisions, relating to the proprietary software that we use to operate MEDICONSULT.COM and certain other of our Web Sites. We paid TVisions the sum of $260,000 as payment in full for this license.


    Our ability to generate significant revenue is uncertain. We incurred net losses of approximately $0.9 million for the year ended December 31, 1996, $2.6 million for the year ended December 31, 1997 and $4.9 million for the year ended December 31, 1998. We expect losses from operations and negative cash flow to continue for the foreseeable future and at least through the year 2000 as a result of our expansion plans and our expectation that our operating expenses will increase significantly in the next several years. The rate at which these losses will be incurred may increase from current levels. Although we have experienced revenue growth in recent periods, our revenue may not remain at its current level or increase in the future. If our revenue does not increase and if our spending levels are not adjusted accordingly, we may not generate sufficient revenue to achieve profitability, which would have a material adverse effect on our business, financial condition and results of operations. Even if we achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

    Our working capital requirements depend on numerous factors. We have experienced a substantial increase in our expenditures since our inception consistent with growth in our operations and staffing, and anticipate that this will continue for the foreseeable future. We anticipate incurring additional expenses to increase our marketing and sales efforts, for content development and for technology and infrastructure development. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, the expansion of our marketing and sales programs and more aggressive brand promotions. If we experience a shortfall in revenue in relation to our expenses, or if our expenses precede increased revenue, our business, financial condition and results of operation and could be materially and adversely affected.

    We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the year 2000. We may need to raise additional funds, however, in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. There can be no assurance that any required additional financing will be available on terms favorable to us, or at all. If additional funds are raised by the issuance of our equity securities, stockholders may experience dilution of their ownership interest and these securities may have rights senior to those of the holders of the common stock. If additional funds are raised by the issuance of debt by us, we may be subject to certain limitations on our operations, including limitations on the payment of dividends. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

    Although a significant portion of our revenue is derived from activities conducted outside the United States, fees paid to us have been and are expected to continue to be paid in U.S. dollars. However, a substantial portion of our payroll is paid and it is expected that rent under leases of office facilities outside the United States will be paid, in currencies other than U.S. dollars. Because our financial results are reported in U.S. dollars, they are affected by changes in the value of the various foreign currencies in which we make payments in relation to the U.S. dollar. We do not cover known or anticipated operating exposures through foreign currency exchange option or forward contracts. The primary currency for which we have foreign currency exchange rate exposure is the Canadian dollar. Our financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities and advances from shareholder are carried at cost which approximates their fair value because of the short-term maturity of these instruments.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS


    In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 identifies the characteristics of internal-use software and provides examples to assist in determining when computer software is for internal use and whether it should be expensed or capitalized. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. We believe that we currently comply with the provisions of this standard and, therefore, believes that the adoption of this standard will not have a significant impact on our business, financial condition and results of operations.



    The AcSEC SOP 98-5, "REPORTING COST OF START-UP ACTIVITIES," effective for fiscal years beginning after December 15, 1998, requires costs of start-up activities and organization costs to be expensed as incurred. Currently, we expense these costs as incurred and, consequently, we believe that the adoption of this SOP will not have an impact on our business, financial condition and results of operations.


YEAR 2000

    Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the year 2000 problem. Significant uncertainty exists in the software and Internet industries concerning the scope and magnitude of problems associated with the year 2000 problem.

    INTERNAL INFRASTRUCTURE. We believe that we have identified substantially all of the major computers, software applications and related equipment used in connection with our internal operations to determine if they will be year 2000 compliant. Based on our assessment to date, we presently believe that our internal computer systems are year 2000 compliant. Nevertheless, we continue to test our internal systems, on a system by system basis, as we complete our ongoing compliance efforts with respect to non-information technology systems.

    SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operation of our offices and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators and other common devices may be affected by the year 2000 problem. We have completed the assessment of potential effect of, and costs of remediating, any year 2000 problem related to this equipment. We do not have extensive facilities and office equipment at this time. We estimate that our total cost of completing any required modifications, upgrades or replacements of these internal systems will not be material.

    SUPPLIERS. We have been gathering information from and have initiated communications with our service and content providers to identify and, to the extent possible, resolve issues involving the year 2000 problem. However, we have limited or no control over the actions of our service and content providers. Thus, while we expect that we will be able to resolve any significant year 2000 problems with our systems, we cannot guarantee that our service and content providers will resolve any or all year

2000 problems with their systems before the occurrence of a material disruption to our business. Any failure of these third-parties to resolve year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

    MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS. We expect to identify and resolve all year 2000 problems that could materially adversely affect our business, financial condition or operating results. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, we cannot accurately predict how many failures related to the year 2000 problem will occur or the severity, duration or financial consequences of such failures. As a result, we expect that we could possibly suffer the following consequences:

    - a significant number of operational inconveniences and inefficiencies for us, our service and content providers and our visitors that may divert our time and attention and financial and human resources from our ordinary business activities; and

    - a lesser number of serious system failures that may require significant efforts by us, our service and content providers or our visitors to prevent or alleviate material business disruptions.

In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be year 2000 compliant. The failure of these entities to be year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from operating our business, prevent visitors from accessing our Web sites, or change the behavior of consumers accessing our Web sites, which could have a material adverse effect on our business, financial condition and results of operations.


    CONTINGENCY PLANS. As discussed above, we are engaged in an ongoing year 2000 assessment and have not yet developed any contingency plans. The results of our year 2000 simulation testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

                            DESCRIPTION OF BUSINESS

OVERVIEW

    Mediconsult is a leading provider of patient-oriented healthcare information and services on the World Wide Web. Our Web sites provide a trusted source of comprehensive and easy to understand medical information and are designed to empower consumers through increased education related to medical conditions and treatment alternatives. Our Web sites also provide a destination on the Internet where visitors can interact with others in a community environment. We facilitate this environment through a well-organized, easy to navigate format and an array of complementary services, including moderated on-line support groups and discussion forums. By fostering communities centered around prevalent medical conditions and health issues, we believe we create significant opportunities for pharmaceutical and other healthcare companies to reach a highly-targeted consumer audience using Internet-based marketing and advertising programs.

    Our address is 33 Reid Street, 4th Floor, Hamilton, Bermuda. Our telephone number is (441) 292-0474. Our main Web site is WWW.MEDICONSULT.COM. Information contained on our Web sites is not, and should not be deemed to be, a part of this prospectus.

INDUSTRY BACKGROUND

    As consumers have become more proactive in their personal healthcare decisions, they have increasingly searched for information about medical conditions, treatment alternatives and medical outcomes. The Internet enables consumers to access large quantities of this information quickly and easily.

    THE RAPID GROWTH OF THE INTERNET. The growth of the Internet as a new means of communicating, accessing information and engaging in commerce has been rapid and is expected to accelerate. Jupiter Communications estimates that the number of Internet users worldwide will grow from approximately 85 million at the end of 1997 to approximately 250 million by the end of 2002. This growth is being driven by a number of factors, including a growing base of PCs in the home and workplace, improvements in network infrastructure, more convenient, faster and inexpensive Internet access, technological advances in PCs and modems, increased quantity and quality of content available on the Internet and the overall increased public awareness of the Internet. Due to its large audience, the Internet represents a significant channel for advertisers. Jupiter Communications estimates that the amount of Internet advertising in the United States will grow from approximately $300 million in 1996 to approximately $7.7 billion by 2002.

    THE INTERNET HEALTHCARE USER. Health and medical information is one of the fastest growing areas of interest on the Internet. Cyber Dialogue estimates that for the 12 months ended July 1998, approximately 17 million adults in the United States searched on-line for health-related information, an increase of 119% since July 1996. Cyber Dialogue data indicates that these users are better educated, have higher household incomes, are more often female and are more experienced with the Internet than the general population of Internet users.

    THE INTERACTIVE NATURE OF THE INTERNET. The Internet provides an effective method for consumers to access large quantities of reliable and independent information on medical conditions, treatment alternatives and medical outcomes. We believe that access to this information, together with support groups and interaction with medical experts on-line, lead to a greater understanding of health issues and improved patient compliance with pharmaceutical protocols. The Internet also provides an attractive vehicle for pharmaceutical and other healthcare companies to increase consumers' awareness of diagnosed and undiagnosed medical conditions and treatment options. The Internet allows pharmaceutical companies to easily provide information targeted to visitors' needs, which may lead to improved patient compliance with prescribed drug therapies. Consumer Health Information Corporation estimates that 10% of prescriptions are never filled, 33% are not properly refilled and

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
50% are not taken as prescribed, resulting in poorer health outcomes for patients and increased expenditures to the overall healthcare system.


    DIRECT-TO-CONSUMER ADVERTISING ON THE INTERNET. The Internet's interactive nature, coupled with the demographics of the Internet healthcare user, makes the Internet an attractive vehicle for direct-to-consumer (DTC) advertising of prescription pharmaceuticals. Due to recent regulatory changes regarding the type of information that may be disclosed to consumers in pharmaceutical advertising and increased demand for healthcare information by consumers, DTC advertising of prescription pharmaceuticals has increased from approximately $590 million in 1996 to an estimated $1.8 billion in 1998 and is projected to grow to $7.5 billion in 2005. We believe that the Internet will capture an increasing portion of this market as pharmaceutical companies recognize the value of this medium for their products.


OUR SOLUTION

    Through our Web sites, Mediconsult addresses the consumer's needs for healthcare information and provides a targeted marketing and advertising platform for pharmaceutical and other healthcare companies. Key elements of our solution include:

    HIGH QUALITY, TRUSTED CONTENT; USER-FRIENDLY ENVIRONMENT. We provide our visitors with high quality content on specific medical conditions and health issues in an easy-to-navigate environment. We search for and review extensive amounts of health information and select relevant material from a wide variety of sources, including medical journals, healthcare association literature and general periodicals. For each medical topic covered on our Web sites, we aggregate an average of 30 articles covering current news, symptoms and treatment alternatives that are understandable to the average consumer. MEDICONSULT.COM is constructed to enable a person interested in any one of the 60 medical topics covered on our Web sites to access a broad range of information, including relevant information on other portions of our Web sites. For example, a visitor to the diabetes page will be referred to relevant information for diabetics on the nutrition section. We frequently solicit visitor feedback through surveys and polls and use this information to refine further our content and expand our complementary offerings.

    STRONG SENSE OF ON-LINE COMMUNITY. We have developed a strong sense of on-line community by organizing our Web sites into conditions of concern to healthcare consumers and providing complementary services. Our Web sites provide our visitors with the ability to:

    - share and search for information in consultation with healthcare professionals on particular conditions;

    - communicate (through chat groups, bulletin boards, and participation in polls and surveys) with other visitors with similar health conditions, interests or experiences;

    - participate in moderated on-line support groups;

    - participate in live, on-line events hosted by prominent physicians; and

    - receive quick responses from our visitor support staff.

    LARGE, HIGHLY TARGETED AUDIENCE. Our Web sites are designed to attract a highly desirable target audience for pharmaceutical and other healthcare advertisers. We have developed a sophisticated, integrated database of demographic information about patients' needs, habits, preferences and intentions. This database of information indicates that approximately 62% of the visitors to MEDICONSULT.COM have been diagnosed with or believe they have a chronic medical condition covered on this Web site, and that an additional 21% are friends, family or caregivers. This data also indicates that 64% of the visitors to MEDICONSULT.COM are female, the average age of our visitors is 39 and approximately 70% of our visitors are college educated. We are able to identify our visitor traffic patterns by condition or health issue, which provides relevant information for advertisers seeking to target an audience for a particular pharmaceutical product or condition.

    BROAD, SOPHISTICATED INTERNET HEALTHCARE MARKETING AND ADVERTISING
PROGRAMS. We design, develop, and implement broad, sophisticated Internet marketing and advertising programs for pharmaceutical and other healthcare companies and provide ongoing support services as part of these programs. We utilize our extensive knowledge of the Internet healthcare user and our high quality content to effectively design and develop programs focused on a particular product or health issue. These programs incorporate one or more of a broad spectrum of advertising products ranging from banner advertisements to customized Web sites containing relevant content from our Web sites. In addition, we create calls to action, through visitor polls, surveys and coupons, to allow advertisers to gain more information about the visitor. We design our on-line marketing and advertising programs to complement our clients' traditional off-line media campaigns.

    VALUE TO ADVERTISERS. We design our marketing and advertising programs to address highly targeted audiences, enabling our clients to direct their advertising dollars toward consumers most likely to use their products. These programs are structured to provide our advertisers with a measurable return on investment by tracking the level of interest and interactive responses of visitors.

OUR STRATEGY

    Our strategy is to be the leading provider of healthcare information to consumers on the Internet and to use this position to provide targeted marketing and advertising programs for pharmaceutical and other healthcare companies on the Web. The key elements of our strategy are to:

    ENHANCE VISITOR EXPERIENCE AND SENSE OF ON-LINE COMMUNITY. We are committed to continually improving the utility and perceived value of our Web sites. We seek to:

    - broaden and deepen the content of our Web sites;

    - improve the navigability of our Web site environment;

    - expand and enhance our suite of complementary services;

    - further segment medical topics into more specific ones; and

    - tailor our Web sites to meet the needs and preferences of our visitors.


    INCREASE TARGETED TRAFFIC THROUGH STRATEGIC ACQUISITIONS AND RELATIONSHIPS, AND CONTENT LICENSING. We seek to bolster our traffic and revenue through strategic acquisitions and relationships. We believe that we can increase the number of visitors to our Web sites by linking topic-specific or condition-specific Web sites to ours with "click throughs." We have recently completed strategic initiatives to purchase, manage or sponsor three significant Web sites to improve the depth and breadth of our medical content and to increase visitor traffic.


    - PHARMINFO.COM, a leading Web site providing information on pharmaceutical products and clinical trials for pharmacists, physicians and consumers;


    - CYBERDIET.COM, a Web site providing tailored nutritional information and programs; and


    - INCIID.ORG, a Web site providing information on infertility.

    We believe that there will be significant opportunities to continue to manage or acquire Web sites or content that will complement our existing content offerings. We also increase our visitor traffic and related revenue opportunities by licensing our content to other Web sites that we manage.

    BROADEN RELATIONSHIPS WITH PHARMACEUTICAL ADVERTISERS. We seek to broaden our relationships with pharmaceutical advertisers in several ways. We seek to expand our relationships with our existing clients to broaden the number of programs, both in terms of number of products and types of client services, that we provide to them. For example, our work with Novartis Consumer Health Canada, in designing and developing a Web site for the Habitrol smoking cessation product has led to a relationship with Novartis Pharma, the pharmaceutical division of Novartis AG. We have a number of projects and proposals with Novartis Pharma currently in process. We are also actively pursuing a number of major pharmaceutical companies and other healthcare advertisers with proposals tailored to their specific products and marketing strategies. In addition, we seek to enter into corporate partnering relationships to expand and enhance our client base. For example, our February 1999 memorandum of agreement with CommonHealth is intended to broaden our marketing initiatives within the pharmaceutical industry.

    BUILD STRONG BRAND AWARENESS. We believe that establishing brand awareness is critical to attracting and retaining visitors and advertisers. We seek to build our brand by creating a superior visitor experience and creating broad awareness of our name as the trusted on-line source for medical information. We intend to achieve this goal by expanding our marketing and educational efforts through both off-line and on-line marketing initiatives, including collaborative events with patient associations such as the National Stroke Association and the Arthritis Foundation, speeches and media coverage.

OUR MEDICONSULT.COM WEB SITE

    MEDICONSULT.COM serves as a gateway for access to a comprehensive source of health-related information focused on the clinical and educational needs of the general public, as well as practicing physicians and other healthcare professionals. Since our inception in 1996, we have focused on developing our reputation as the leading independent provider of health information to consumers on the Web. MEDICONSULT.COM includes easy to understand information on more than 60 chronic medical conditions and health issues. We believe that in the United States these medical conditions affect more than 90 million people and represent a significant portion of healthcare spending. The specific medical conditions and health issues covered by our Web sites include:

Acid Reflux                    Emphysema                      Multiple Sclerosis
AIDS/HIV                       Epilepsy                       Nutrition
Alzheimer's Disease            Erectile Dysfunction           Osteoporosis
Anxiety                        Fitness                        Palliative Care
Arthritis                      General                        Parkinson's Disease
Asthma                         GERD (Heartburn/Acid Reflux)   Peptic Ulcers
Attention Deficit Disorder     Headache                       Pregnancy Complications
Benign Prostatic Hypertrophy   Heart Disease                  Prostate Cancer
Bladder Cancer                 Heartburn                      Senior Health
Brain Tumor                    Herpes                         Sexually Transmitted Diseases
Breast Cancer                  Hypertension                   Skin Cancer
Bronchitis                     Ileostomy                      Skin Disorder
Cancer Support Group           Incontinence                   Smoking Cessation
Cervical Cancer                Infertility                    Spinal Cord Injury
Children's Health              Inflammatory Bowel Disease     Stoma/Ileostomy/Colostomy
Chronic Fatigue Syndrome       Interstitial Cystitis          Stress
Chronic Pain                   Kidney Cancer                  Strokes
Chronic Renal Failure          Leukemia                       Testicular Cancer
Cirrhosis                      Liver Disease                  Travel Vaccinations
Colorectal Cancer              Lung Cancer                    Urinary Stones
Colostomy                      Lymphoma                       Vasectomy
Contraception                  Melatonin                      Vitamins
Depression                     Menopause                      Women's Health
Diabetes                       Men's Health
Eating Disorders               Migraines

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
    Within this group of medical conditions, we provide specific tools, resources, experts and information databases to assist visitors in dealing with a variety of inquiries including those relating to a recent diagnosis, general background information, and highly technical drug profiles. These resources include:

    - comprehensive and easy to understand independent medical information from a variety of independent sources, including medical journals, healthcare association literature and general periodicals;

    - a community of visitors with an interest or experience in the topic;

    - an on-line moderated support group;

    - our MediXpert service, which provides customized on-line medical reports from medical specialists; and

    - a selection of recommended books and other healthcare products for purchase on-line.

    Our MEDICONSULT.COM Web site has received awards from more than 30 independent organizations under the general categories of content, navigation and overall design. Among the more recent awards and citations are those from ENCYCLOPAEDIA BRITANNICA (one of 76 "Best of Web" sites out of 125,000 reviewed), THE LANCET ("An exceptionally well-designed, easy to navigate site brimming with health news and patient-oriented information"), and POPULAR SCIENCE (one of the "50 Best of the Web" for 1998). In January 1999, our MEDICONSULT.COM Web site was one of 110 Web sites nominated for a "Webby" by the International Academy of Digital Arts and Science. We believe that these awards from independent companies and agencies help to build awareness of, and visitor traffic to, our MEDICONSULT.COM Web site and provide third party validation of the perceived thoroughness and quality of the Web site and its content.


    Our MediXpert service provides access to more than 45 medical specialists. For a fee, a visitor can submit a case scenario including background information and questions to physicians specializing in their medical condition. The specialist reviews the information and responds with a detailed report a few days later. The specialist's report is designed to be shared with the visitor's primary physician, who can examine the report and incorporate it into the patient's healthcare plan, as appropriate. The report clearly indicates that it is not a diagnosis or specific medical advice, and advises the visitor to discuss all material received in the case scenario report with the visitor's healthcare provider before acting on the information in any way. The information provided is not intended to constitute the practice of medicine. In order to ensure security, encryption technology and/or password protection is employed at every stage. Furthermore, the visitor's name is not made available to the specialist and a visitor name and password, known only to the visitor who submitted the information, are required to access the report.



    We also provide our visitors with the ability to purchase the following products on-line through our MEDICONSULT.COM Web site:


    - MEDI-STORE. We operate an on-line store on MEDICONSULT.COM. Through this store, visitors can purchase selected medical products, vitamins and supplements categorized by medical condition.

    - MEDI-BOOKS. Through an agreement with Amazon.com, we offer visitors the opportunity to purchase healthcare-related books that have been reviewed by our medical professionals. This offers the visitor a pre-screened and targeted list of recommended books that are relevant to their area of interest.

    We believe that visitor support services are important in order to attract and retain visitors to our Web sites. We provide visitor support primarily through e-mail-based correspondence. Help and feedback buttons are prominently displayed throughout the MEDICONSULT.COM Web site, and our visitor support staff responds to most e-mail queries within 24 hours. In addition, through our support group activities, healthcare professionals provide free e-mail support for a broad range of issues.

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

    We have strict policies and practices to ensure privacy and confidentiality of personal information posted on MEDICONSULT.COM. We adhere to the Health on the Network (HON) code of conduct (WWW.HON.ORG) and the Trusted Standards in Electronic Transactions, known as Truste, privacy and disclosure requirements. The Truste program is intended to maximize our disclosure to consumers with regard to the collection of personally identifiable information on Web sites in order to promote the Internet as a safe and secure place to conduct business, education, communication and entertainment activities. In accordance with our commitment to Truste, we do not display or make publicly available any personally identifiable information without the prior written consent of the individual identified, and we limit the usage of personally identifiable information gathered on the site.


PRODUCTS AND SERVICES

MARKETING AND ADVERTISING PROGRAMS.

    We design, develop and implement sophisticated on-line marketing and advertising programs for pharmaceutical and other healthcare companies. These programs are intended to educate patients on particular medical conditions, increase their awareness of treatment options, describe the benefits of various treatments and generally increase compliance with treatment protocols. Our programs include:

    - banner advertisements, visitor polls and surveys, and live events, to build brand awareness;

    - condition-specific content, to educate the targeted visitor group;

    - calls to action and other visitor interactions, such as requests for product samples;

    - design and development of customized Web sites focused on a particular product, treatment or medical condition;

    - development of product positioning strategies and initiation of on-line program launches; and

    - Web site management and support and visitor services.

    To date, we have marketed our capabilities to large pharmaceutical companies, and listed below is a sample of programs developed for clients.


       NOVARTIS CONSUMER HEALTH. We designed, developed and implemented an on-line marketing and advertising program for Novartis Consumer Health Canada covering its smoking cessation product, Habitrol, which in Canada is a non-prescription drug. The program is targeted to Canadian consumers and is designed to increase usage of Habitrol among those individuals wishing to quit smoking and to improve their overall continuing compliance with the protocol for the use of the product. Prior to designing the HABITROL.COM Web site, we conducted an analysis of our own visitor traffic across all of our medical conditions covered on our MEDICONSULT.COM Web site to determine which visitors were most interested in quitting smoking. We then developed, and launched in June 1998, the Habitrol marketing and advertising program, which was coordinated with Novartis' ongoing media campaign. In addition to the creation of the HABITROL.COM Web site, the program includes a number of other initiatives. Visitor traffic is generated through the coordination of Habitrol banner advertisements on our MEDICONSULT.COM Web site with Novartis' off-line media campaign. Individuals committing to the program are offered a number of on-line support mechanisms by Novartis, including daily e-mail reminders providing guidance on physical and emotional expectations for the day, additional relevant medical information and on-line "buddies" who had quit, or were themselves quitting smoking. In addition, visitors are offered coupons for Habitrol and can participate in on-line surveys. We have been receiving revenue for maintaining and upgrading HABITROL.COM since its launch. We are currently expanding the Habitrol program to provide French and professional healthcare versions of the Web site.


       NOVARTIS PHARMA. In October 1998, Novartis Pharma, the pharmaceutical division of Novartis, engaged us to develop marketing and advertising programs for several branded pharmaceutical

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
       products, including currently approved products and products under clinical development. We are currently developing these programs.

       OTHER. We are working with a number of other pharmaceutical and consumer health organizations to develop marketing and advertising programs. During 1998, we completed assessment programs for Bristol Myers Squibb, Glaxo Wellcome and Astra Merck.

CONTENT LICENSING AND WEB SITE SUPPORT.

    We also seek to increase our visitor traffic and generate additional revenue by licensing our content to, and providing Web site support for, Web sites established by healthcare organizations, including health maintenance organizations, hospital chains and pharmacies. Under these arrangements, we design, develop and maintain individual Web sites for our clients incorporating the content from our MEDICONSULT.COM Web site. In addition, with certain clients we maintain the right to place advertisements on these sites, sharing the revenue with the client on a predetermined basis. Listed below is a sample of some of our content licensing and Web site support clients.

       IBM. In January 1998, we entered into a content licensing agreement with IBM. Under this agreement, the healthcare division of IBM markets MEDICONSULT.COM'S medical content to IBM's clients.

       GEOACCESS. In December 1998, we entered into a content licensing agreement with GeoAccess, a healthcare information services company that provides enterprise-wide software for managed care companies, authorizing GeoAccess to market our content to its managed care clients.

       ONTARIO HOSPITAL ASSOCIATION. In October 1998, we entered into an agreement with the Ontario Hospital Association, an association of approximately 185 not-for-profit hospitals in Canada, to design, develop and maintain a Web site template for use by their member hospitals for a monthly fee. For each hospital that elects to participate, we will create a customized home page that is integrated with the basic template. The customized entry point allows each hospital to enhance the base Web site with information about local services and support. We completed the template in November 1998, and we have recently developed pilot Web sites for five of the member hospitals.

       OTHER. We are licensing our content and providing consulting services to pharmaceutical companies and are seeking to expand our client base to include other service providers, such as hospital groups, managed care companies and retail pharmacies.

JOINT VENTURES, STRATEGIC ACQUISITIONS AND RELATIONSHIPS

JOINT VENTURES.

    In February 1999, we entered into a memorandum of agreement to form a 50/50 joint venture with CommonHealth LLP which will focus on providing pharmaceutical and other healthcare companies with innovative approaches to marketing their products in comprehensive marketing and advertising campaigns containing both significant Internet components and traditional media such as, print, television and direct marketing. The joint venture has the right of first refusal to provide services for these campaigns using our Internet expertise and CommonHealth's experience in traditional forms of media. Mediconsult and CommonHealth will each charge the joint venture for work performed by it at its normal rates. Profits of the joint venture will be shared equally by the parties, and losses of the joint venture will be shared in proportion to each party's billings. In addition to the joint venture, CommonHealth and Mediconsult, will each continue to pursue their individual business plans. In connection with the formation of the joint venture, the parties agreed that a representative of each party may serve on the board of directors of the other.

STRATEGIC ACQUISITIONS

    We have grown in part through recent strategic acquisitions and agreements. We plan to continue this strategy in order to increase visitor traffic, increase revenue, gain access to human resources, and increase the breadth and depth of the medical content provided on our Web sites. Recently, we have acquired or entered into Web site management or sponsorship agreements with respect to three Web sites, each providing us with high quality content in a particular niche:

    - PHARMINFO.COM, a leading Web site providing information on pharmaceutical products and clinical trials for pharmacists, physicians and consumers. We acquired PHARMINFO.COM in December 1998, in exchange for 100,000 shares of our common stock.


    - CYBERDIET.COM, a Web site providing tailored nutritional information and programs. In February 1999, we entered into an agreement outlining the principal terms of an exclusive management arrangement with CyberDiet, Inc. related to CYBERDIET.COM and granting to Mediconsult the sole right to place advertisements on the Web site, to link traffic, and manage the content on the Web site. We have an option to purchase this company and its Web site which we expect to exercise, and this company has under certain circumstances the right to cause us to purchase it, in exchange for 400,000 shares of our common stock.


    - INCIID.ORG, a Web site providing information on infertility. In February 1999, we entered into an exclusive sponsorship agreement with the InterNational Counsel of Infertility Information Dissemination, a not-for-profit organization, relating to INCIID.ORG and granting to Mediconsult the sole right to place advertisements on the Web site, to link traffic, and manage the content on the Web site.

STRATEGIC RELATIONSHIPS

    We have entered into strategic alliances with a number of patient associations, including the Arthritis Foundation, Leukemia Society of America, the National Stroke Association and the National Mental Health Association. These alliances allow us to:

    - gain access to condition-specific medical information;

    - gain access to condition-specific visitor traffic;

    - increase our visibility on the Internet; and

    - increase resources available to us regarding particular medical conditions.

MARKETING, SALES AND PROGRAM DESIGN

    As of January 1, 1999, we had a marketing, sales and program design group of 14 professionals who consult regularly with clients and their advertising agencies on how we can best apply our resources to meet their DTC marketing, advertising and content licensing needs. We generally seek to hire individuals with significant experience in program design, advertising sales and pre-existing relationships with advertisers in a variety of media. Our marketing, sales and program design professionals have an average of 12 years of related experience.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

    Our operating infrastructure has been designed and implemented to support the reliable and swift delivery of hundreds of thousands of page views a day. The design of our Web site allows for growth into millions of page views per day. Web pages are generated and delivered in response to visitors' requests by any one of six Web servers. Key attributes of this infrastructure include scalability, performance and service availability.

    We have deployed a standard production and development server environment utilizing standard software solutions running on generally available server hardware platforms. We are currently transitioning from a core production environment running on SGI hardware and Unix platform hosted at TVisions of Cambridge, Massachusetts to an IBM Lotus Domino software environment to be located in the United States, which we may manage from Toronto, Canada. Our Web-based software systems use standard, off-the-shelf software components. Our strategy is to license and integrate "best-of-breed" commercially available technology from industry leaders such as IBM, Sun Microsystems and Microsoft whenever possible. We believe this architecture will allow us to increase rapidly the scale of our systems in a cost-effective manner.



    A number of other applications, such as client-developed application sites, demonstration facilities for client projects and our Intranet site, are hosted at Internoded of Cambridge, Massachusetts. Our MediStore electronic commerce applications are hosted at Entrevision, Inc. of Toronto, Canada. Our production servers are currently hosted at Exodus in Waltham, Massachusetts.


    Our production data is copied to backup tapes each night and stored at a third party, off-site storage facility. We are in the process of developing a comprehensive disaster recovery plan to respond to system failures. We keep all of our production servers behind firewalls for security purposes and do not allow outside access at the operating systems level, except via special secure channels. Strict password management and physical security measures are followed.

COMPETITION

    There are many companies that provide Internet and non-Internet based marketing and advertising services to the healthcare industry. All of these companies compete with us for advertisers, and Internet healthcare companies also compete with us for visitor traffic. We expect competition to continue to increase as there are no substantial barriers to entry in our market. Increased competition could result in reductions in the fees we receive for our marketing and advertising services, lower margins, loss of clients, reduced visitor traffic to our Web sites, or loss of market share. Any of these occurrences could materially and adversely affect our business, financial condition and results of operations. Competition is also likely to increase significantly, not only as new entities enter the market, but also as current competitors expand their services. Our principal competitors include:

    - advertising agencies and consulting firms, such as Young & Rubicam and Agency.com, that develop marketing and advertising programs for pharmaceutical and other healthcare companies;

    - Web sites that deliver consumer healthcare information, either as their sole focus or as part of a more broadly-based site, such as Health Oasis, InteliHealth, iVillage, OnHealth, Thrive Online and WebMD;

    - general purpose consumer online service providers, such as America Online and Microsoft Network;

    - Web site development firms, such as USWeb/CKS; and

    - publishers and distributors of television, radio and print, such as CBS, Disney, NBC and Time Warner.

    Our ability to compete depends on a number of factors, many of which are outside of our control. These factors include quality of content, ease of use, timing and market acceptance of new and enhanced services, and level of sales and marketing efforts.

    Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, existing relationships with pharmaceutical and other healthcare companies and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, advertisers and alliance partners. Our competitors may develop services that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address the needs of advertisers. It is possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully or competitive pressures may have a material adverse effect on our business, results of operations and financial condition. If advertisers perceive the Internet generally or our Web sites to be a relatively limited or ineffective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising or to advertise on our Web sites.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND DOMAIN NAMES

    We protect our intellectual property through a combination of trademark and copyright law, trade secret protection and confidentiality with our employees, customers, independent contractors and strategic partners. We pursue the registration of our domain names, trademarks and service marks in the United States, and have obtained trademark registration in the United States of "MEDICONSULT.COM" and assert various other trademarks and servicemarks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services and products are made available on-line. We obtain a majority of our content from the public domain. In addition, we create some of our own content and obtain rights to use the balance of our content from third parties. It is possible that we could become subject to infringement actions based upon the content obtained from these third parties. In addition, others may use this content and we may be subject to claims from our licensors. We currently have no patents or patents pending and do not anticipate that patents will become significant part of our intellectual property in the future. We seek to enter into confidentiality agreements with our employees and independent consultants and we have instituted procedures to control access to and distribution of our technology, documentation and other proprietary information and the proprietary information of others from whom we license content. The steps we take to protect our proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks, service marks and similar proprietary rights. In addition, other parties may assert claims of infringement of intellectual property or alter proprietary rights against us. The legal status of intellectual property on the Internet is currently subject to various uncertainties.

HUMAN RESOURCES

    As of January 31, 1999, we employed 35 full-time employees, of whom 14 were in marketing, sales and program design, 12 were in product and content development, four were in administration and corporate services, and five were in operations and support. In addition, there were 10 part-time employees. As we continue to grow and introduce more products, we expect to hire more personnel. Competition for personnel is intense and we may not be able to retain our senior management or other key personnel in the future. None of our current employees is represented by a labor union or is the subject of a collective bargaining agreement. We believe that relations with our employees are good.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    GENERAL. There is an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, visitor privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws may have an adverse effect on our business. In addition to Internet regulation, our Web sites may be subject to numerous state and federal laws that govern the delivery of healthcare services and goods in the United States. These laws range from laws prohibiting the offer, payment or receipt of remuneration to induce referrals to entities providing healthcare services and goods to licensure requirements as well as special protection for healthcare data. These laws are complicated and are under constant revision and interpretation. These laws and their active enforcement, particularly in the area of healthcare fraud, affects the way all healthcare providers structure their business relationships and deliver healthcare services and goods. New developments in this area could affect the structure and operation of our business. In the event some state or federal regulatory agency determined that our relationship with one or more of our advertisers that deliver healthcare services or goods violate any such laws, then we could be subjected to fines and other costs and could be required to revise or terminate that portion of our business.

    LIABILITY FOR INFORMATION RETRIEVED FROM OUR WEB SITES AND FROM THE INTERNET. Content may be accessed on our Web sites and this content may be downloaded by visitors and subsequently transmitted to others over the Internet. This could result in claims against us based on a variety of theories, including defamation, practicing medicine without a license, malpractice, obscenity, negligence, copyright or trademark infringement or other theories based on the nature, publication and distribution of this content. Some of these types of claims have been brought, sometimes successfully, against providers of Internet services in the past. We could also be exposed to liability with respect to third-party content that may be posted by visitors in chat rooms or bulletin boards offered on our Web sites. It is also possible that if any information, including information deemed to constitute professional medical advice provided by a specialist on MediXpert contains errors or false or misleading information, third parties could make claims against us for losses incurred in reliance on such information. In addition, we may be subject to claims alleging that, by directly or indirectly providing links to other Web sites, we are liable for copyright or trademark infringement or the wrongful actions of third parties through their respective Web sites. The Communications Decency Act of 1996 (CDA) provides that, under certain circumstances, a provider of Internet services shall not be treated as a publisher or speaker of any information provided by a third-party content provider. This safe harbor has been interpreted to exempt certain activities of providers of Internet services. Our activities may prevent us from being able to take advantage of this safe harbor provision. While we attempt to reduce our exposure to such potential liability through, among other things, visitor policies and disclaimers, the enforceability and effectiveness of such measures are uncertain. Any claims brought against us in this respect may have a material and adverse effect on our business.

    ON-LINE CONTENT REGULATIONS. While we do not believe the content on our Web sites is obscene or indecent, our Web sites contain healthcare content which is explicit in nature and is intended for a mature audience. Several federal and state statutes prohibit the transmission of certain types of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on our Web sites. Legislation regulating online content could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our business, results of operations and financial condition. We adhere to the Health on the Network (HON) code of conduct which establishes guidelines for health information on the Internet.

    PRIVACY CONCERNS. The Federal Trade Commission (FTC) is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish certain procedures to, among other things: (1) give adequate notice to consumers regarding information collection and disclosure practices,
(2) provide consumers with the ability to have personally identifiable information deleted from a company's database, (3) provide consumers with access to their personal information and with the ability to rectify inaccurate information, (4) clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's Web site and (5) obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age. Such regulation may also include enforcement and redress provisions. While we have implemented or intend to implement programs designed to enhance the protection of the privacy of our visitors, including children, there can be no assurance that such programs will conform with any regulations adopted by the FTC. The FTC's regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from visitors, which could have an adverse effect on our ability to provide highly targeted opportunities for advertisers and e-commerce marketers.

    It is also possible that "cookies" (information keyed to a specific server, file pathway or directory location that is stored on a visitor's hard drive, possibly without the visitor's knowledge) used to track demographic information and to target advertising may become subject to laws limiting or prohibiting their use. A number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could limit the effectiveness of our targeting of advertisements, which could have a material adverse effect on our business, results of operations and financial condition.

    The European Union (EU) has adopted a directive that imposes restrictions on the collection and use of personal data. Under the Directive, EU citizens are guaranteed certain rights, including the right of access to their data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing and the right to withhold permission to use their data for direct marketing. The directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standard in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, there can be no assurance that the directive will not adversely affect the activities of entities such as us that engage in data collection from visitors in EU member countries.

    DOMAIN NAMES. Domain names are Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation, including trademark litigation, and of proposed regulatory reform. We have registered as our URL, the domain name "MEDICONSULT.COM." Although we have registered "MEDICONSULT.COM" as a trademark, third parties may bring claims for infringement against us for the use of this trademark. There can be no assurance that our domain names will not lose their value, or that we will not have to obtain entirely new domain names in addition to or in lieu of our current domain names if reform efforts result in a restructuring of the current system.

    JURISDICTIONS. Due to the global nature of the Internet, it is possible that, although transmissions by us over the Internet originate primarily in the United States, the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, results of operations and financial condition. In addition, as our service is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. We have not qualified to do business as a foreign corporation in any jurisdiction. This failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in such jurisdictions. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, financial condition and results of operations.

FACILITIES


    To date, we have operated without corporate office space for our employees. We manage our operations through an internal computer network that contains substantially all of our records, plans, projects in process and other information and we communicate principally via e-mail, telephone and face-to-face meetings. We have no leases for office space, as all employees are geographically disperse and work out of home offices or independent or client offices. We are headquartered in Hamilton, Bermuda, occupying space in the office of Robert A. Jennings, our Chief Executive Officer, at no cost to us. We currently anticipate that we will require office space to accommodate growth and meet increasing client needs. In this regard, we are contemplating opening an office in Parsippany, New Jersey, in conjunction with the CommonHealth joint venture, and are evaluating the possibility of establishing an office in Toronto, Canada.


LEGAL PROCEEDINGS

    There are no pending legal proceedings in which Mediconsult is a party, and Mediconsult is not aware of any threatened legal proceedings involving Mediconsult.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

    The following table sets forth, as of February, 1999, the name, age and position of Mediconsult's directors, executive officers and other significant employees.

NAME                                      AGE      POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Robert A. Jennings (1)(2)...........          41   Chairman and Chief Executive Officer
Ian Sutcliffe (2)(3)................          46   President and Director
David J. Austin.....................          42   Chief Operating Officer
Michel Bazinet, M.D.................          42   Medical Director
Debora A. Falk......................          39   Vice President, Client Services
Michael Swanson.....................          30   Vice President, Sales
Bruce Tilden........................          45   Vice President, Administration
Michael Treacy, Ph.D. (1)(2)........          42   Director
John Buchanan (3)...................          42   Director
Barry Guld (1)(3)...................          42   Director

------------------------------

(1) Member of the compensation committee

(2) Member of the nominating committee

(3) Member of the audit committee


    ROBERT A. JENNINGS has served as our Chairman and Chief Executive Officer since our inception in 1996. From 1993 to 1997, Mr. Jennings acted as an advisor to a number of companies on general business matters. Beginning in 1997, Mr. Jennings began to work on a full-time basis on Mediconsult matters. Mr. Jennings is a chartered accountant and was employed by Coopers & Lybrand in Canada and England for nine years.



    IAN SUTCLIFFE has served as our President and a Director since 1996. He has 17 years of experience as a management consultant, primarily in the high-tech sector. Most recently, from 1993 to 1996, he was a consultant specializing in re-engineering marketing and sales processes worldwide for IBM. From 1989 to 1993, Mr. Sutcliffe was a partner at BDO Dunwoody, a consulting organization which he joined in 1989 upon the merger of his consulting firm, Sutcliffe & Associates, with BDO Dunwoody. Mr. Sutcliffe is a chartered accountant and was employed by Coopers & Lybrand in Canada and Europe for six years.


    DAVID J. AUSTIN has served as our Chief Operating Officer since 1998. He has 18 years of experience in developing and executing strategies for high-tech business development. From 1995 to 1998, Mr. Austin was the President and Chief Executive Officer of Triant Technologies Inc., a publicly traded software company. From 1980 to 1995, he held various management roles in operations, business development and marketing at IBM.

    MICHEL BAZINET, M.D. has served as our Medical Director since 1996. He is a urologist specializing in uro-oncology and practiced medicine at McGill University in Montreal from 1987 to 1996. His responsibilities with Mediconsult include the supervision of the overall medical content of our Web site. He completed his medical and specialty training at Sherbrooke and McGill Universities in Canada and completed a fellowship in uro-oncology at the Memorial Sloan Kettering Cancer Center in New York.

    DEBORA FALK has served as our Vice President, Client Services since 1996. From 1985 until 1996, she was employed by IBM Canada in several technical and marketing positions, including Canadian Market Management Process Manager.

    MICHAEL SWANSON has served as our Vice President, Sales since 1998 when he was seconded from Treacy & Co., where he was a principal and provided strategic consulting services in a variety of industries since 1995. From 1993 to 1995, Mr. Swanson was President of Now!Food, a company focused on healthy living through nutrition and diet.

    BRUCE TILDEN has served as our Vice President, Administration since 1998. From 1996 to 1998, he was Vice President and General Manager of Hepworth & Company, a leading customer satisfaction measurement and contact management consultancy. From 1990 to 1996 he was Vice President, Corporate and Business Development of Tilden Car Rental.

    MICHAEL TREACY, PH.D. has been a Director of Mediconsult since July 1998. He is the Managing Director of Treacy & Co. which provides strategic consulting services in a number of industries and leads that firm's business and practice development. From 1981 to 1989, he was a professor of management science at the MIT Sloan School of Management, after which he formed his own consulting firm. Mr. Treacy earned his Ph.D. from the MIT Sloan School of Management.

    JOHN BUCHANAN has been a Director of Mediconsult since 1998. Since 1993, he has been President & CEO of Retek Information Systems Inc., a wholly owned subsidiary of HNC Software Inc. Retek develops, markets and supports predictive software solutions to the enterprise software industry.

    BARRY GULD has been a Director of Mediconsult since 1998. Mr. Guld co-founded and served as President of Zadall Systems Group, a leading vendor of pharmacy software systems, which was sold to National Data Corporation. He is currently a consultant to National Data Corporation and a director of Client Technology Inc., Mood Sciences Inc., and Velocity Computer Solutions.


    We are in the process of recruiting a Chief Financial Officer. There is no assurance as to when we will engage a Chief Financial Officer.


BOARD OF DIRECTORS AND COMMITTEES

    Our by-laws provide for not less than one and not more than six directors. We currently have five directors. Directors are elected by the stockholders and all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

    The Audit Committee of the board of directors was established in October 1998, and reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The current members of our Audit Committee are Messrs. Guld, Sutcliffe and Buchanan.

    The Compensation Committee of the board of directors was established in October 1998 and determines the salaries and benefits for our employees, consultants, directors and other individuals we compensate. The Compensation Committee also administers our compensation plans. The current members of the Compensation Committee are Messrs. Jennings, Guld and Treacy.

    The Nominating Committee of the board of directors was established on January 15, 1999, and recommends individuals for director positions. The members of the Nominating Committee are Messrs. Jennings, Sutcliffe and Treacy.

DIRECTOR COMPENSATION

    Our directors do not receive any fees for their services as directors. Each director, however, is reimbursed for all reasonable and necessary costs and expenses incurred as a result of being a director, such as expenses incurred for attendance at meetings of the board of directors.

    In November 1998, we entered into a services agreement with Treacy & Co., an entity of which Michael Treacy, one of our directors, is a principal, under which we received various services from Treacy & Co. in consideration of the grant of options to acquire 2,000,000 shares of our common stock at an exercise price of $0.003 per share. All of the options have vested and expire on November 16, 2003. In addition, the predecessor of JHC Limited, our majority stockholder, granted Treacy & Co. an option to acquire 358,333 shares of our common stock owned by JHC, at an exercise price of $1.20 per share. The services provided included marketing, sales and client services advice, strategic planning and seconding Mr. Swanson to act in the capacity of our Vice President, Sales. We have no obligation to grant additional options to Treacy & Co.

    In addition, on October 31, 1998, John Buchanan and Barry Guld each received options to purchase 100,000 shares of our common stock at an exercise price of $1.50 per share, which vest at a rate of 5,000 shares per month beginning on October 30, 1998 for their services on the board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Our Compensation Committee currently consists of Messrs. Jennings, Treacy and Guld. Other than Mr. Jennings, our Chairman and Chief Executive Officer, none of the members of the Compensation Committee has been an officer or employee of Mediconsult at any time since its inception. None of our executive officers or employees serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. Prior to the formation of the Compensation Committee, the board of directors as a whole made decisions relating to compensation of our executive officers. Mr. Jennings did not receive a salary from us in 1998, but he is now entitled to receive a salary pursuant to his employment agreement, which became effective as of January 1, 1999. Mr. Jennings has not participated in board discussions regarding his own compensation.

EMPLOYMENT AGREEMENTS

    Robert Jennings, Ian Sutcliffe, David Austin, Debora Falk and Bruce Tilden each has an employment agreement with Mediconsult or one of our subsidiaries. Each agreement is effective as of January 1, 1999, and expires on December 31, 2001, and will be automatically renewed for 12 month periods after that date unless either party gives the other written notice of termination at least three months prior to the expiration of the initial or any subsequent term. The annual salary for each of these executives is as follows: Robert Jennings, $275,000; Ian Sutcliffe, $240,000; David Austin, $198,000 CDN; Debora Falk, $198,000 CDN; and Bruce Tilden, $154,200 CDN. In addition, David Austin has received options to purchase 100,000 shares of our common stock, 10,000 of which have vested upon the signing of his agreement and 8,000 vest each month beginning February 1, 1999 and ending November 1, 1999. Mr. Austin is entitled to receive a cash equivalent of 12% of his base salary until he joins the applicable employee benefit plans and programs. Also, each of these executives is entitled to participate in a team-based performance bonus plan, with awards based upon predetermined deliverables being developed by Mediconsult and may receive options to purchase shares of our common stock in the future. The employment agreements can be terminated upon delivery of written notice from us, with or without cause. Upon termination without cause, Robert Jennings, Ian Sutcliffe, David Austin and Debora Falk are each entitled to 12 months salary and any bonus earned in the preceding 12 months, and Bruce Tilden is entitled to six months salary and bonus earned in the preceding six months. Each has agreed not to compete or solicit clients or other employees during their severance period. Each of the executives is also bound by a nondisclosure and invention assignment agreement, which prohibits each from, among other things, disseminating or using confidential information about our business or clients in any way that would be adverse to Mediconsult.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our most highly compensated executive officers, other than the Chief Executive Officer (the "Named Executive Officers") whose total annual salary and bonus exceeded $100,000 for the years ended December 31, 1998, 1997 and 1996 for services rendered in all capacities in these years.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                         COMPENSATION
                                                                   ANNUAL COMPENSATION   -------------
                                                                                          SECURITIES
                                                                  ---------------------   UNDERLYING      ALL OTHER
NAME AND POSITION                                        YEAR       SALARY      BONUS     OPTIONS (#)   COMPENSATION
-----------------------------------------------------  ---------  ----------  ---------  -------------  -------------
Robert A. Jennings...................................       1998  $       --  $      --           --      $      --
  Chief Executive Officer                                   1997          --         --           --             --
                                                            1996      55,000         --      790,000             --
Ian Sutcliffe........................................       1998     240,000         --           --             --
  President                                                 1997     240,000         --           --             --
                                                            1996     120,000         --      250,000             --
Debora A. Falk.......................................       1998     100,200         --                          --
  Vice President, Client Services                           1997     100,200         --    -- 48,000             --
                                                            1996      25,050      5,400       96,000             --

OPTION GRANTS IN THE LAST FISCAL YEAR

    The Named Executive Officers did not receive any option grants during the year ended December 31, 1998.

OPTION EXERCISES AND YEAR-END HOLDINGS

    The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers at December 31, 1998.

  AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1998 AND YEAR-END
                                 OPTION VALUES

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED           IN-THE-MONEY
                                                                    OPTIONS AT                  OPTIONS AT
                                                                 FISCAL YEAR END           FISCAL YEAR END (1)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
Robert A. Jennings........................................          --             --    $      --    $        --
Ian Sutcliffe.............................................          --             --           --             --
Debora A. Falk............................................      96,000             --      781,440             --

--------------------------

(1) Options are In-the-Money if the market value of the shares covered thereby is greater than the option exercise price. This calculation is based on the fair market value of the common stock at December 31, 1998, of $8.19 per share, less the exercise price.

1996 STOCK OPTION PLAN

    In April 1996, our board of directors adopted our 1996 Stock Option Plan. The plan was approved by our stockholders during May 1996. The plan allows the board to grant stock options from time to time to our employees, officers, directors and consultants. The board has the power to determine at the time the option is granted whether the option will be an Incentive Stock Option (an option which qualifies under Section 422 of the Internal Revenue Code of 1986) or an option which is not an Incentive Stock Option. However, Incentive Stock Options will only be granted to persons who are our employees. Vesting provisions are determined by the board at the time options are granted. As originally adopted, the total number of shares of common stock subject to options under the plan was not to exceed 1,000,000, subject to adjustment in the event of certain recapitalizations, reorganizations and similar transactions. The plan provides that all outstanding options will vest upon a change of control. The exercise price is payable in cash, stock or any other means as determined by the board. On December 31, 1997, the shares eligible under the plan were increased to 2,500,000 shares.

    The board of directors may amend the 1996 Plan at any time, provided that the board may not amend the plan to materially increase the number of shares available under the plan, materially increase the benefits accruing to participants under the plan, or materially change the eligible class of employees without stockholder approval.

    There have been a total of 2,353,050 options granted under the plan, of which 1,626,550 have been exercised as of December 31, 1998. There were 716,000 options outstanding as of December 31, 1998.

                              CERTAIN TRANSACTIONS

    Recently, The Mediconsult Trust, which has been our majority stockholder and is controlled by Robert Jennings, our Chairman and Chief Executive Officer, transferred its interest in Mediconsult to JHC Limited, a Bermuda corporation also controlled by Mr. Jennings. As a result, JHC Limited now is our majority stockholder. The Mediconsult Trust has from time to time advanced funds to Mediconsult on an interest-free basis. On September 30, 1998, the board of directors approved the conversion of these advances to us up to that date into shares of junior preferred stock with a $10 liquidation preference. In connection with this conversion, we amended our certificate of incorporation to provide, among other things, that the outstanding junior preferred stock will be automatically converted into 8.33 shares of common stock, subject to adjustment, upon the occurrence of a "Conversion Event." This offering will be a Conversion Event and the shares of junior preferred stock currently outstanding will be converted into 3,583,333 shares of common stock, and the shares of junior preferred stock issuable in respect of dividends accruing since September 30, 1998 will also be converted into common stock. Since September 30, 1998, The Mediconsult Trust has advanced an additional $713,000 to Mediconsult as an interest free loan. Of this amount approximately $200,000 has been repaid from the proceeds of the private placement of senior preferred stock referred to below and the balance is expected to be repaid from the proceeds of this offering.

    We are a party to a strategic consulting interim agreement dated November 16, 1998, with Treacy & Co. and The Mediconsult Trust. The agreement provides that in consideration for consulting services rendered by Treacy & Co. to Mediconsult in connection with marketing, sales and client services advice, strategic planning and the seconding of Mr. Swanson to act in the capacity of our Vice President, Sales, we granted Treacy & Co. immediately exercisable options to purchase 2,000,000 shares of common stock at an exercise price of $0.003 per share, which expire on November 16, 2003. In addition, The Mediconsult Trust granted Treacy & Co. an immediately exercisable option to purchase 358,333 shares of common stock at an exercise price of $1.20 per share which expires on October 1, 1999. This option is now the obligation of JHC Limited. The agreement gives Treacy & Co. registration rights in the event of a public offering, such as this offering. Treacy & Co.'s registration rights have been waived in connection with this offering.

    We granted options to purchase 100,000 shares of common stock to Messrs. Guld and Buchanan on October 31, 1998 for their services on our board of directors.

    On February 26, 1999, we sold in a private placement an aggregate of 506,329 shares of our newly designated senior preferred stock and warrants exercisable for five years to purchase 224,000 shares of senior preferred stock of Nazem & Company IV, L.P., Transatlantic Venture Fund C.V. (a joint venture of Nazem & Company and Banque Nationale de Paris) and other individual investors, for an aggregate of $3.2 million. The purchase price was, and the conversion price of the senior preferred stock and exercise price of the warrants is, $6.32 per share, an amount equal to 85% of the average bid and ask price of our shares on the OTC Bulletin Board for the relevant 30-day period preceding the closing. The shares of senior preferred stock are convertible at any time at the option of the holder into an equal number of shares of common stock, subject to adjustment for stock splits, stock dividends and similar events, and will be automatically converted into an equal number of shares of common stock upon closing of this offering. The holders of the senior preferred stock have the right to nominate a member of our board of directors so long as they maintain at least 50% of their original share position. The senior preferred stock has voting rights on an as-converted basis. In connection with the private placement, we agreed to provide the holders of senior preferred stock and common stock issuable upon the conversion of senior preferred stock demand and piggyback registration rights, the right to tag-along with our founders in certain sales of their shares. In connection with this investment, and so long as the investors hold at least 50% of their original share position, we agreed not to effect any material change in the direction of our business unless approved by at least two-thirds of the board of directors and then only after consultation with the investors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 26, 1999 (assuming the conversion of all of the outstanding shares of preferred stock), and as adjusted to reflect the sale of the shares of common stock offered hereby (assuming the Underwriters' over-allotment option is not exercised), by (1) each person (or group of affiliated persons) who we know to beneficially own 5% or more of our common stock, (2) each Selling Stockholder, (3) each of our directors and executive officers and (4) all of our directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares.



                                                               BENEFICIAL OWNERSHIP
                                                                   PRIOR TO THIS                   BENEFICIAL OWNERSHIP
                                                                  OFFERING(1)(2)                      AFTER OFFERING
                                                              -----------------------   SHARES    -----------------------
NAME OF BENEFICIAL OWNER                                        SHARES      PERCENT     OFFERED     SHARES      PERCENT
------------------------------------------------------------  ----------  -----------  ---------  ----------  -----------
Robert A. Jennings (3)......................................  13,644,999        59.9%    375,000  13,269,999        48.9%
Michael Treacy (4)..........................................   2,358,333         9.5          --   2,358,333         8.1
Michel Bazinet (5)..........................................   1,000,000         4.4     100,000     900,000         3.3
Ian Sutcliffe (6)...........................................     290,000         1.3          --     290,000         1.1
David J. Austin (7).........................................      34,000           *          --      34,000           *
Debora A. Falk (8)..........................................      96,000           *          --      96,000           *
Michael Swanson (9).........................................          --          --          --          --          --
Bruce Tilden (10)...........................................      33,300           *          --      33,300           *
John Buchanan (11)..........................................      35,000           *          --      35,000           *
Barry Guld (12).............................................      35,000           *          --      35,000           *
JHC Limited (13)............................................  12,854,999        56.6          --  12,479,999        46.0
All Directors and Officers as a group (10 persons)..........  17,096,633        68.9     475,000  16,693,299        56.9
Arnhold and S. Bleichroeder, Inc. (14)......................     300,000         1.3%    100,000     200,000           *%


------------------------
* Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

(2) Applicable percentage of ownership is based on 22,699,278 shares outstanding prior to the offering (assuming the conversion of all of the outstanding shares of preferred stock and payable in kind preferred stock dividends accrued through December 31, 1998) and 27,124,278 shares to be outstanding upon the consummation of the offering, but does not include 375,000 shares to be issued if the Underwriters' over-allotment option is exercised.


(3) Includes 12,783,333 shares owned by JHC Limited, 71,666 shares of common stock issuable in respect of the 8% payable in kind dividend which has accrued on the junior preferred stock through December 31, 1998, and 790,000 shares owned by Mr. Jennings. Mr. Jennings controls JHC Limited. The 12,783,333 shares owned by JHC Limited includes 3,583,333 shares of common stock to be issued upon the conversion of 430,000 shares of junior preferred stock as a result of this offering, but does not include shares issuable in respect of cumulative payable in kind dividends on the junior preferred stock after December 31, 1998. JHC Limited owns 375,000 of the shares of common stock being sold in this offering. Mr. Jennings' address is 33 Reid Street, 4(th) Floor, Hamilton HM 12, Bermuda.

(4) Includes 2,000,000 shares of common stock issuable upon the exercise of a currently exercisable option granted to Treacy &Co., LLC, of which Mr. Treacy is a principal, on November 16, 1998, with an exercise price of $0.003 per share, and 358,333 shares of common stock issuable upon the exercise of a currently exercisable option granted to Treacy & Co. on the same date by The Mediconsult Trust, which is now the obligation of JHC Limited, with an exercise price of $1.20 per share. Mr. Treacy's address is 1184 South Street, Needham, Massachusetts 02492.

(5) Includes 100,000 shares of common stock being sold in this offering. Dr. Bazinet's address is 343 Brookfield Avenue, Mount-Royal, P. Quebec, Canada, H3P 2A7.

(6) Mr. Sutcliffe's address is 16 Stonehedge Hollow, Unionville, Ontario, Canada, L3R 3Y9.
(7) Represents currently exercisable options and options which vest within 60 days at an exercise price of $3.50 per share. Mr. Austin's address is 4608 Woodgreen Drive, West Vancouver, British Columbia, Canada, V7S 2V2.
(8) Represents currently exercisable options at an exercise price of $0.05 per share. Ms. Falk's address is 53 Elizabeth Street, Tavistock, Ontario, Canada, NOB 2RO.
(9) Mr. Swanson's address is 45 Milk Street, 2nd floor, Boston, Massachusetts 02109.

(10) Includes currently exercisable options and options which vest within 60 days to purchase 31,000 shares at an exercise price of $1.05 per share. Mr. Tilden's address is 4 Stonehedge Hollow, Unionville, Ontario, Canada, L3R 3Y9.

(11) Represents currently exercisable options and options which vest within 60 days at an exercise price of $1.50 per share. Mr. Buchanan's address is 7 Rose Glen, Warwick, WKO6, Bermuda.
(12) Represents currently exercisable options and options which vest within 60 days at an exercise price of $1.50 per share. Mr. Guld's address is 4345 Erwin Drive, West Vancouver, British Columbia, Canada, V7V1H7.
(13) Includes 3,583,333 shares of common stock to be issued upon the conversion of 430,000 shares of junior preferred stock as a result of this offering, but does not include shares issuable in respect of cumulative paid in kind dividends on the junior preferred stock. Mr. Jennings controls JHC Limited, a Bermuda company.

(14) Includes 200,000 shares issuable upon the exercise of currently exercisable warrants to purchase common stock at an exercise price of $1.22 per share, of which 100,000 shares are being sold in this offering. Does not include warrants to purchase 200,000 shares of common stock, being held in escrow and deliverable in 2000, with an exercise price of $1.22 per share. This firm's address is 1345 Avenue of the Americas, New York, New York 10105-4300.

                           DESCRIPTION OF SECURITIES

    The following summary description of our capital stock does not purport to be complete and is subject to the provisions of our certificate and by-laws, and applicable law.


    We are authorized to issue capital stock of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock with $0.001 par value per share. We have designated 1,000,000 shares of this as junior preferred stock and 1,000,000 shares as senior preferred stock. As of February 26, 1999 there were 18,537,950 shares of common stock issued and outstanding, 430,000 shares of junior preferred stock issued and outstanding (other than the accrued payable in kind dividend), and 506,329 shares of senior preferred stock issued and outstanding. Immediately after the completion of this offering, we estimate there will be issued and outstanding an aggregate of shares of common stock and no preferred stock, all of which will be automatically converted into common stock. In addition, as of February 26, 1999, 716,000 shares of common stock will be issuable upon exercise of outstanding options at that time pursuant to the 1996 Stock Option Plan and an aggregate of 624,000 shares will be issuable upon the exercise of warrants outstanding.


COMMON STOCK

    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and they do not have cumulative voting rights. Accordingly, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such an event, the holders of the remaining shares of common stock will not be able to elect any directors. Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. We have never declared or paid cash dividends on our capital stock and expects to retain future earnings, if any, for use in the operation and expansion of its business, and do not anticipate paying any cash dividends in the foreseeable future. In the event of the liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

PREFERRED STOCK

    The board of directors is authorized to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights (into common stock or other preferred stock), voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Mediconsult without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of shares of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

WARRANTS

    We have issued warrants to purchase an aggregate of 224,000 shares of senior preferred stock in connection with the private placement by Mediconsult of $3.2 million of senior preferred stock. Each of these warrants entitles the registered holder to purchase one share of senior preferred stock or common stock issuable upon conversion of senior preferred stock at a purchase price of $6.32 per share, at any time prior to March 1, 2004. The warrants may be exercised by payment of the purchase price in cash, by cancellation of indebtedness and/or delivery of shares of our common stock, and the holders have the right to make a net issue election. The exercise price and number and kind of shares or other securities and property issuable upon exercise of these warrants are subject to adjustment upon a stock split, stock dividend or subdivision. In addition, an adjustment will be made upon the sale of all or substantially all of our assets in order to enable holders of these warrants to purchase the kind and number of shares of stock or other securities or property (including cash) receivable in such event by a holder of the number of shares of common stock that might otherwise have been purchased upon exercise of the warrants. The warrants do not confer upon the holder any voting or any other right of a stockholder. The holders of the warrants have registration rights described below.


    In addition, we also have outstanding warrants to purchase 400,000 shares of common stock at an exercise price of $1.22 per share, which were issued to Arnhold and S. Bleichroeder, Inc. in consideration of investment advisory services. These warrants have been delivered or are being held in escrow and are deliverable in tranches, as follows: 200,000 upon initial filing of this prospectus; 100,000 on March 15, 2000; and 100,000 on September 15, 2000. The delivery of the remaining 200,000 warrants is subject to the continued performance of financial advisory services for us by a particular individual on behalf of this firm. These warrants, which expire on July 28, 2003, have net issue election and anti-dilution provisions comparable to the senior preferred stock warrants, and registration rights described below. These warrants do not confer upon the holder any voting or any other right of a stockholder.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF BY-LAWS

    Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting or by written consent. Our by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the president, the board of directors, the holders of not less than one-tenth of all shares entitled to vote at the meeting or legal counsel of the corporation as last designated by resolution of the board of directors, the Chairman of the board of directors or our Chief Executive Officer.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    Section 145 of the Delaware General Corporation Law (DGCL) empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for acts in violation of Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit pursuant to section 102(b)(7) of the DGCL. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's by-laws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

    We are subject to Section 203 of the DGCL (the anti-takeover law), which regulates corporate acquisitions. The anti-takeover law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the anti-takeover law, a "business combination" includes, among other things, a merger or consolidation involving us and the interested shareholder and the sale of more than 10% of our assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the anti-takeover law with an express provision in its original articles of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of our outstanding voting shares. We have not "opted out" of the provisions of the anti-takeover law.

TRANSFER AGENT

    The Transfer Agent and Registrar for the common stock is Standard Registrar & Transfer Agency, Albuquerque, New Mexico.

SHARES ELIGIBLE FOR FUTURE SALE


    Upon the closing of this offering, we will have an aggregate of 27,124,278 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, 13,012,950 shares will be freely tradable, except that any shares held by our "affiliates" (as that term is defined in Rule 144 promulgated under the Securities Act) may only be sold in compliance with the limitations described below. The remaining 14,111,328 shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rule is summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale in the public market as follows:



             NUMBER OF SHARES                                           DATE
------------------------------------------  ------------------------------------------------------------

                  9,950,000                 After 180 days from the date of this prospectus, the 180-day lockup is released and these shares are saleable under Rule
                                            144 (subject, in some cases, to volume limitations), Rule
                                            144(k), or pursuant to a registration statement to register for resale shares of common stock issued upon the exercise of warrants.

                  4,161,328                 Over 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144.



    In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock (approximately 271,243 shares immediately after this offering) or (2) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from our affiliate, that person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer for the affiliate.


    On July 28, 1997 we filed a registration statement with the Commission pursuant to which we registered 1,000,000 shares of common stock issued or issuable upon the exercise of options granted under the 1996 Stock Option Plan. On February 25, 1999 we filed a registration statement to increase this amount to 2,500,000 shares. This registration statement became immediately effective upon filing. As of December 31, 1998, there were outstanding options under the 1996 Stock Option Plan to purchase 716,000 shares of common stock, which will be eligible for sale in the public market from time to time subject to vesting under the 1996 Stock Option Plan. The possible sale of a significant number of such shares by such option holders thereof may have an adverse affect on the price of the common stock.



    Our directors and officers and certain stockholders who hold 15,068,628 shares in the aggregate, together with the holders of options to purchase 2,233,300 shares of common stock and the holders of warrants to purchase 524,000 shares of common stock, have agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of ING Baring Furman Selz LLC for a period of 180 days from the date of this prospectus.



    Following this offering, under certain circumstances and subject to certain conditions, certain stockholders and holders of options and warrants to purchase 3,130,329 shares of our outstanding common stock will have certain registration rights with respect to these shares of common stock underlying the options and warrants to require us to register such shares of common stock under the Securities Act and they will have certain rights to participate in future registrations of securities. In addition, we may also be required to issue 400,000 shares of common stock in connection with the purchase of CyberDiet, Inc. If issued, these shares are expected to have registration rights and will be subject to a lock-up agreement related to this offering on the same terms as our directors and executive officers.


REGISTRATION RIGHTS

    Pursuant to a consulting agreement dated November 16, 1998 between Mediconsult and Treacy & Co., Treacy & Co. is entitled to require us to register the shares of our common stock it owns at any time after the preferred stock held by JHC Limited has been redeemed by Mediconsult or converted into common stock. Treacy & Co.'s registration rights are subject to customary restrictions and limitations. Treacy & Co. has waived its registration rights in connection with this offering and also agreed to enter into a lock-up agreement related to this offering on the same terms as our directors and executive officers.

    In connection with an agreement we have with Arnhold and S. Bleichroeder, Inc. (ASB) to provide investment advisory services, we have agreed that ASB shall have piggyback registration rights with respect to the 100,000 shares it owns and any shares issuable upon the exercise of warrants issued to ASB. Pursuant to this agreement, ASB has been issued warrants for an aggregate of 400,000 shares, exercisable at $1.22 per share. We have agreed to include 100,000 shares owned by ASB in this offering in partial satisfaction of our registration obligation under such agreement, and have also agreed to piggyback registration for all other shares and warrant shares owned by ASB. ASB has agreed to enter into a lock-up agreement related to this offering on the same terms as our directors and executive officers.

    Pursuant to a registration rights agreement, the owners of 506,329 shares of senior preferred stock and 224,000 warrants to purchase senior preferred stock have the right to demand that we register their common stock issuable upon the conversion of the senior preferred stock on two occasions (or, subject to certain limitations, up to two registration statements per year on Form S-3) at any time after six months from the closing of this offering if this offering shall close by June 30,1999, but if this offering does not close by June 30, 1999, then at any time thereafter October 15, 1999, and provided that the shares requested to be registered have a minimum anticipated aggregate gross offering price of at least $5.0 million. In addition, the holders of common stock issuable upon conversion of the senior preferred stock have piggyback registration rights. Notwithstanding the foregoing, the demand registration rights of each stockholder will terminate at such time as such holder may sell immediately all shares issuable to such holder upon the conversion of the senior preferred stock under Rule 144 without limitation as to volume. We will bear the expense of the registration of the shares, except any underwriting discounts and commissions. The holders of senior preferred stock have agreed to enter into a lock-up agreement related to this offering on the same terms as our directors and executive officers.


    Our memorandum of agreement with the stockholders of CyberDiet, Inc. provides that if we acquire CyberDiet, the CyberDiet stockholders will be entitled to piggyback and limited demand registration rights. We will bear the expense of the registration of these shares, except any underwriting discounts and commissions. The stockholders of CyberDiet, Inc. have agreed to enter into a lock-up agreement related to this offering on the same terms as our directors and executive officers.


    The exercise of these registration rights may hinder our efforts to arrange future financings, and may have an adverse effect on our market price.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from us and the Selling Stockholders the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
ING Baring Furman Selz LLC.................................................
Volpe Brown Whelan & Company, LLC..........................................
                                                                             -----------------
    Total..................................................................
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the common stock offered hereby if any of such shares are purchased.

    We have been advised by the Underwriters that the Underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of   per share to certain
other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.


    We and certain of our stockholders (as described below) have granted the several Underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 375,000 and 375,000, respectively, additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by it shown in the table above bears to 5,000,000. Only if the Underwriters exercise in full the option to purchase up to 375,000 shares from us may the Underwriters purchase up to 250,000 shares from JHC Limited and up to 125,000 shares from Michel Bazinet on a pro rata basis. To the extent the Underwriters exercise such option, Mediconsult and such stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,000,000 shares of common stock are being offered.


    In connection with this offering, certain Underwriters may engage in passive market making transactions in the common stock on Nasdaq immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the common stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the common stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the common stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids, or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters, Mediconsult and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.


    We and each of our directors and executive officers, the Selling Stockholders and certain of our security holders, who in the aggregate will hold, following this offering 15,068,628 shares of common stock and options and warrants to purchase 2,757,300 shares of common stock, have agreed that they will not directly or indirectly, without the prior written consent of ING Baring Furman Selz LLC, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into common stock for a period of 180 days after the date of this prospectus, except that we may issue, and grant options to purchase, shares of common stock under its current stock option plan and other currently outstanding options.


    The Underwriters have informed us that they do not intent to confirm the sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Golenbock, Eiseman, Assor & Bell, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP.

                                    EXPERTS


    The consolidated balance sheets of Mediconsult.com, Inc. as of December 31, 1997 and 1998 and the consolidated statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1998 have been included herein and in this Registration Statement in reliance on the report of PricewaterhouseCoopers, independent accountants, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to Mediconsult and the shares of common stock to be sold in this offering, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    Mediconsult.com, Inc. is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements, and other information filed by Mediconsult are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Mediconsult, that file electronically with the Commission.

    Mediconsult.com is the registered United States trademark of Mediconsult.com, Inc., MediXpert and the Mediconsult logo are also trademarks of Mediconsult.com, Inc. This prospectus also contains trademarks and trade names of other companies.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                                               PAGE
                                                                                                             ---------
MEDICONSULT.COM, INC.

Report of PricewaterhouseCoopers, Independent Accountants..................................................        F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998...............................................        F-3

Consolidated Statements of Operations for the Years Ended December 31, 1996, 1997 and 1998.................        F-4

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1996, 1997 and
  1998.....................................................................................................        F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998.................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

CYBERDIET, LLC

Report of PricewaterhouseCoopers, Independent Accountants..................................................       F-17

Balance Sheets as of December 31, 1996, 1997 and 1998......................................................       F-18

Statements of Operations for the Years Ended December 31, 1996, 1997 and 1998..............................       F-19

Statements of Changes in Members' Equity for the Years Ended December 31, 1996, 1997 and 1998..............       F-20

Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998..............................       F-21

Notes to Financial Statements..............................................................................       F-22

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE DIRECTORS AND STOCKHOLDERS OF MEDICONSULT.COM, INC.



    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Mediconsult.com, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers

Hamilton, Bermuda
February 26, 1999

                             MEDICONSULT.COM, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1998

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1997           1998
                                                                                      -------------  -------------
                                                      ASSETS
Current assets:
    Cash............................................................................  $     400,949  $     135,053
    Accounts receivable.............................................................        157,810        135,790
                                                                                      -------------  -------------
        Total current assets........................................................        558,759        270,843
                                                                                      -------------  -------------
Non-current assets:
    Tangible fixed assets...........................................................        193,004         52,790
    Intangible fixed assets.........................................................       --              818,750
                                                                                      -------------  -------------
        Total non-current assets....................................................        193,004        871,540
                                                                                      -------------  -------------
        Total assets................................................................  $     751,763  $   1,142,383
                                                                                      -------------  -------------
                                                                                      -------------  -------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued liabilities........................................  $      42,399  $     243,413
    Advances from Stockholder.......................................................        143,838        513,589
    Unearned revenue................................................................       --              107,000
                                                                                      -------------  -------------
        Total current liabilities...................................................        186,237        864,002
                                                                                      -------------  -------------
Stockholders' equity:
    Preferred stock 5,000,000 authorized, 1,000,000 shares designated, 250,000 and
      430,000 shares issued and outstanding at December 31, 1997 and 1998,
      respectively..................................................................      2,500,000      4,300,000
    Common stock, $.001 par value, 50,000,000 shares authorized, 17,291,400 and
      18,519,950 shares issued and outstanding at December 31, 1997 and 1998,
      respectively..................................................................         17,291         18,520
    Additional paid-in capital......................................................      1,651,256      5,242,981
    Deferred compensation...........................................................       (113,277)      (884,109)
    Retained deficit................................................................     (3,489,744)    (8,399,011)
                                                                                      -------------  -------------
        Total stockholders' equity..................................................        565,526        278,381
                                                                                      -------------  -------------
        Total liabilities and stockholders' equity..................................  $     751,763  $   1,142,383
                                                                                      -------------  -------------
                                                                                      -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                             MEDICONSULT.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                            1996          1997           1998
                                                                        ------------  -------------  -------------
Revenues..............................................................  $    --       $     256,374  $   1,030,934

Operating expenses:
  Product and content development.....................................       --             765,864      1,316,188
  Marketing, sales and client services................................       435,637      1,130,340      1,811,710
  General and administrative..........................................       403,794        792,213      1,012,719
  Depreciation........................................................       --             132,768        170,439
  Fair value of options granted to employees..........................       --              40,235        275,145
  Fair value of options granted to consultants........................       --            --            1,354,000
                                                                        ------------  -------------  -------------
      Total operating expenses........................................       839,431      2,861,420      5,940,201
                                                                        ------------  -------------  -------------
Loss from operations..................................................      (839,431)    (2,605,046)    (4,909,267)
Interest income (expense), net........................................       (22,667)       (20,000)      --
                                                                        ------------  -------------  -------------
Net loss..............................................................  $   (862,098) $  (2,625,046) $  (4,909,267)
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------
Net loss per share
Basic and diluted.....................................................  $      (0.08) $       (0.16) $       (0.27)
Weighted average shares - basic.......................................    11,137,662     16,729,900     17,910,898


  The accompanying notes are an integral part of these consolidated financial statements.

                             MEDICONSULT.COM, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                    ADDITIONAL
                                        PREFERRED                    PAID IN      DEFERRED
                                          STOCK      COMMON STOCK    CAPITAL    COMPENSATION     DEFICIT      TOTAL
                                        ----------  --------------  ----------  -------------  -----------  ----------
Balance at January 1, 1996............  $   --        $    2,700    $   --       $   --        $    (2,600) $      100
  Issuance of common stock............                    13,009       982,976                                 995,985
  Options exercised...................                       500        12,000                                  12,500
  Net loss............................                                                            (862,098)   (862,098)
                                        ----------  --------------  ----------  -------------  -----------  ----------
Balance at December 31, 1996..........      --            16,209       994,976       --           (864,698)    146,487
  Conversion of debentures............                     1,000       499,000                                 500,000
  Options exercised...................                        82         3,768                                   3,850
  Stockholder advances converted to
    shares............................   2,500,000                                                           2,500,000
  Deferred compensation...............                                 153,512      (153,512)                   --
  Amortization of deferred
    compensation......................                                                40,235                    40,235
  Net loss............................                                                          (2,625,046) (2,625,046)
                                        ----------  --------------  ----------  -------------  -----------  ----------
Balance at December 31, 1997..........   2,500,000        17,291     1,651,256      (113,277)   (3,489,744)    565,526
  Shares issued in exchange for
    services..........................                       100       119,900                                 120,000
  Shares issued for acquisition of
    PharmInfoNet......................                       100       818,650                                 818,750
  Stockholder advances converted to
    shares............................   1,800,000                                                           1,800,000
  Stock options exercised.............                     1,029       253,199                                 254,228
  Compensation to non-employees.......                               1,354,000                               1,354,000
  Deferred compensation to employees..                               1,045,976    (1,045,976)                   --
  Amortization of deferred
    compensation......................                                               275,144                   275,144
  Net loss............................                                                          (4,909,267) (4,909,267)
                                        ----------  --------------  ----------  -------------  -----------  ----------
Balance at December 31, 1998..........  $4,300,000    $   18,520    $5,242,981   $  (884,109)  $(8,399,011) $  278,381
                                        ----------  --------------  ----------  -------------  -----------  ----------
                                        ----------  --------------  ----------  -------------  -----------  ----------

                             MEDICONSULT.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                                  YEAR ENDED DECEMBER 31,
                                                                         -----------------------------------------
                                                                            1996          1997           1998
                                                                         -----------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...............................................................  $  (862,098) $  (2,625,046) $  (4,909,267)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation of fixed assets.........................................      --             132,768        170,439
  Services received in exchange for common stock.......................      --            --              120,000
  Fair value of options granted........................................      --              40,235      1,629,144
  Changes in assets and liabilities:
    Accounts receivable................................................      --            (157,810)        22,020
    Deferred medical content costs.....................................     (161,600)       161,600       --
    Accounts payable and accrued liabilities...........................       39,033          3,366        201,014
    Unearned revenue...................................................      --            --              107,000
    Interest payable...................................................       22,667        (22,667)      --
                                                                         -----------  -------------  -------------
Net cash used in operating activities..................................     (961,998)    (2,467,554)    (2,659,650)
                                                                         -----------  -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Fixed assets purchases...............................................     (205,298)      (120,474)       (30,225)
                                                                         -----------  -------------  -------------
Net cash used in investing activities..................................     (205,298)      (120,474)       (30,225)
                                                                         -----------  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from stockholder............................................       51,841      2,591,997      2,169,751
  Issuance of common stock.............................................    1,008,585          3,850        254,228
  Issuance of notes payable............................................      500,000       --             --
                                                                         -----------  -------------  -------------

Net cash provided by financing activities..............................    1,560,426      2,595,847      2,423,979
                                                                         -----------  -------------  -------------

(Decrease) increase in cash............................................      393,130          7,819       (265,896)
Cash-Beginning of year.................................................      --             393,130        400,949
                                                                         -----------  -------------  -------------
Cash-End of year.......................................................  $   393,130  $     400,949  $     135,053
                                                                         -----------  -------------  -------------
                                                                         -----------  -------------  -------------
Non-cash financing activities (note 3)

                             MEDICONSULT.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

    Mediconsult.com, Inc. (the "Company") was originally incorporated under the laws of the State of Colorado in October 1989. In April 1996, the Company purchased Mediconsult.com Limited, a Bermuda corporation (MCL), through a merger in which MCL became a wholly-owned subsidiary, resulting in 90% of the outstanding stock of Mediconsult being held by the former stockholders of MCL--The Mediconsult Trust, controlled by Mr. Robert Jennings, and Michel Bazinet. In December 1996, the Company consummated a reincorporation merger pursuant to which it became a Delaware corporation. Mediconsult conducts its business primarily through MCL.

    The Company is a provider of patient-oriented healthcare information and services on the World Wide Web. The Company's sites provide a source of medical information and are designed to empower consumers through increased consumer education regarding medical conditions and treatment alternatives. The Company's sites also provide a destination on the Internet where visitors can interact with others in communities centered around chronic medical conditions and other health issues. The Company facilitates this environment through an array of complementary services such as moderated on-line support groups and discussion forums.

2. NEED FOR FUTURE CAPITAL


    The Company has sustained losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. As of December 31, 1998, the Company has an accumulated deficit of $8,399,011. The implementation of the Company's business plan is dependent on obtaining additional financing through public or private sources, strategic relationships or other arrangements. The Company's current cash resources and anticipated cash flow from operating activities are not expected to be sufficient to meet its anticipated need for working capital. The Company has a commitment from its majority stockholder to provide additional funds, as needed, to cover its working capital needs through February 2000. However, the Company will require additional funds to implement its business plan and growth plans. There can be no assurance that such additional financing will be available on terms attractive to the Company, or at all.


3. SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the Company's significant accounting policies:

       A) BASIS OF PRESENTATION

       The consolidated financial statements have been prepared on a going concern basis with the assumption that the Company will secure additional financing through a private or public share offering or from the principal shareholders to fund cash flow deficiencies and the Company will ultimately become profitable.

       B) USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             MEDICONSULT.COM, INC.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       C) BASIS OF CONSOLIDATION

       These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

       D) CONCENTRATION OF CREDIT RISK

       Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, short and long-term investments, and accounts receivable. Substantially all of the Company's cash, short and long-term investments are managed by one financial institution. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses; historically, such losses have been immaterial and within management's expectations. At December 31, 1998, two customers accounted for 43% and 12% of the accounts receivable balance, respectively. During 1998 and 1997, one customer accounted for 65% and 55% of net revenues, respectively.

       E) REVENUE RECOGNITION

       The Company's revenues are derived from the development and implementation of on-line marketing and advertising programs for pharmaceutical and other healthcare companies. Such revenues are recognized ratably over the period that the development work is performed. Development work could include marketing research, focus-group testing, on-line testing of visitor preferences, and development of customized client Web sites.

       Revenue from the sale of banner advertisements are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions", or times that an advertisement appears in pages viewed by users of the Company's on-line properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

       Revenues from the licensing of the Company's content are recognized ratably over the period of the license agreement.

       A number of the Company's agreements provide that the Company receive revenues from electronic commerce transactions. These revenues are recognized by the Company upon notification of revenues earned by the Company and, to date, have not been material.

       F) TANGIBLE FIXED ASSETS

       Property and equipment, mainly comprising purchased computer equipment and software is recorded at cost and depreciated using the straight-line method over their estimated useful lifes of two years. The carrying amounts and accumulated depreciation for fixed assets sold or retired are eliminated from the respective accounts and gains or losses realized on disposition are reflected in the accompanying consolidated statements of operation.

                             MEDICONSULT.COM, INC.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       G) INTANGIBLE FIXED ASSETS

       Intangible fixed assets comprise content and design of PHARMINFO.COM (note 4). Intangible fixed assets are recorded at cost and amortized using the straight line method over their estimated useful lives of two years. No amortization was recorded in the year ended December 31, 1998, as PHARMINFO.COM was acquired on December 31, 1998. The recoverability of these assets is continually evaluated by comparing the remaining unamortized cost to the estimated future cash flows of the associated assets. Provisions for estimated losses are recorded in the period in which such losses are determined.

       H) MARKETING AND ADVERTISING

       Advertising production costs are recorded as expense the first time an advertisement appears. All other advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs.

       I) PRODUCT AND CONTENT DEVELOPMENT COSTS

       The cost of development and enhancement of the technology used in the Company's Web sites are expensed as incurred.

       J) EMPLOYEE STOCK OPTION COMPENSATION

       Stock options for common stock granted to employees are expensed over their vesting period based on their fair value at the date of grant under Statement of Financial Accounting Standards ("SFAS") No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION." The fair value of stock options is estimated using an option-pricing model that takes into account the exercise price, expected life of the options, current market price of the common stock and their expected volatility, expected dividends on the common stock, and the risk-free interest rate based on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

       K) BASIC AND DILUTED NET LOSS PER SHARE

       The Company adopted SFAS 128, "EARNINGS PER SHARE" during the year ended December 31, 1997 and retroactively restated all prior periods. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

       L) COMPREHENSIVE INCOME

       In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "REPORTING COMPREHENSIVE INCOME." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. The disclosure prescribed by SFAS 130 must be made for the Company's year ended

                             MEDICONSULT.COM, INC.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       December 31, 1998. For the years presented, the Company's comprehensive income was equal to net income.

       M) SEGMENTS

       Additionally in June 1997, the FASB issued SFAS 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS 131 will be effective for the year ending December 31, 1998 consolidated financial statements. The Company believes that it does not operate in more than one segment.

       N) FAIR VALUES OF FINANCIAL INSTRUMENTS

       SFAS 107 "DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS", requires disclosure about the fair value of certain financial instruments. The Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities and advances from shareholder are carried at cost which approximates their fair value because of the short-term maturity of these instruments.

       O) ORGANIZATION COSTS

       All costs associated with start-up activities and organization costs are expensed as incurred.

       P) RECENT PRONOUNCEMENTS


       In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") issued 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE". This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 identifies the characteristics of internal-use software and provides examples to assist in determining when computer software is for internal use and whether it should be expensed or capitalized. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Management believes that the Company currently complies with the provisions of this standard and, therefore, believes that the adoption of this standard will not have a significant impact on the Company's business, financial condition and results of operations.



       The AcSEC SOP 98-5, "REPORTING COSTS OF START-UP ACTIVITIES", is effective for fiscal years beginning after December 15, 1998. This SOP requires costs of start-up activities and organization costs to be expensed as incurred. Currently, the Company expenses such costs as incurred and, consequently, management believes that the adoption of this SOP will not have an impact on the Company's business, financial condition and results of operations.


4. ACQUISITION OF PHARMINFO.COM

    On December 31, 1998 the Company acquired the content and design of the PHARMINFO.COM Web site in exchange for 100,000 shares of the Company. The acquisition of PHARMINFO.COM was completed through the contribution of the PharmInfo.com Web site, including its content and design, to a company formed for the purpose of the transaction and the merger of such newly formed company into

                             MEDICONSULT.COM, INC.

4. ACQUISITION OF PHARMINFO.COM (Continued)
PharmInfoNet, Inc., a newly formed subsidiary of the Company. The content and design of PHARMINFO.COM was recorded for $818,750, equivalent to the quoted market price of the Company's shares on December 31, 1998. The value will be amortized over an estimated useful life of two years.

5. NON-CASH FINANCING ACTIVITIES

    On June 30, 1997, notes payable of $500,000 were converted to 1,000,000 shares of common stock. On August 1, 1998 the Company issued 100,000 shares of common stock to Arnhold and S. Bleichroeder, Inc. as a fee for corporate finance advisory services. On December 31, 1998 the Company issued 100,000 shares of common stock to acquire PHARMINFO.COM. Also, during the years ended December 31, 1997 and 1998, $2.5 million and $1.8 million of advances from shareholder, respectively, were converted to 250,000 and 180,000 shares of Preferred Stock.

6. FIXED ASSETS

    Fixed assets comprise:

                                                                                       DECEMBER 31, 1997
                                                                              ------------------------------------
                                                                                          ACCUMULATED    NET BOOK
                                                                                 COST     DEPRECIATION    VALUE
                                                                              ----------  ------------  ----------
Computer equipment..........................................................  $  102,401   $   44,397   $   58,004
Computer programming........................................................     223,371       88,371      135,000
                                                                              ----------  ------------  ----------
Total fixed assets..........................................................  $  325,772   $  132,768   $  193,004
                                                                              ----------  ------------  ----------
                                                                              ----------  ------------  ----------

                                                                                       DECEMBER 31, 1998
                                                                              ------------------------------------
                                                                                          ACCUMULATED    NET BOOK
                                                                                 COST     DEPRECIATION    VALUE
                                                                              ----------  ------------  ----------
Computer equipment..........................................................  $  132,626   $  103,152   $   29,474
Computer programming........................................................     223,371      200,055       23,316
                                                                              ----------  ------------  ----------
Total fixed assets..........................................................  $  355,997   $  303,207   $   52,790
                                                                              ----------  ------------  ----------
                                                                              ----------  ------------  ----------

7. ADVANCES FROM SHAREHOLDER

    Advances from shareholder are interest free and repayable on demand.

8. CAPITAL STOCK

       A) AUTHORIZED CAPITAL STOCK

       During the years ended December 31, 1997 and 1998, 250,000 and 750,000 shares of $.001 par value preferred stock, respectively, were designated as a series called $10 Non-Cumulative Preferred Stock. The Certificate of Designation was amended on September 30, 1998 to, among other things, change the $10 Non-Cumulative Preferred Stock to a cumulative preferred stock and change the name to "Preferred Stock."

                             MEDICONSULT.COM, INC.

8. CAPITAL STOCK (CONTINUED)
       As of December 31, 1998 and 1997 authorized capital stock comprises:

                                                  DECEMBER 31, 1997                   DECEMBER 31, 1998
                                          ----------------------------------  ----------------------------------
                                                              LIQUIDATION                         LIQUIDATION
                                          NUMBER OF SHARES       VALUE        NUMBER OF SHARES       VALUE
                                          ----------------  ----------------  ----------------  ----------------
Preferred stock
$.001 par value preferred stock.........       4,750,000      $      4,750         4,000,000     $        4,000
Preferred stock.........................         250,000         2,500,000         1,000,000         10,000,000
                                          ----------------  ----------------  ----------------  ----------------
Total preferred stock...................       5,000,000         2,504,750         5,000,000         10,004,000
                                          ----------------  ----------------  ----------------  ----------------
Common stock, $.001 par value...........      50,000,000      $     50,000        50,000,000     $       50,000
                                          ----------------  ----------------  ----------------  ----------------

       B) SHARE RIGHTS

           I) $.001 PAR VALUE PREFERRED STOCK

           The preferred stock may be issued from time to time in series as determined by the Board of Directors. The Board of Directors is authorized to fix and determine the variations in the relative rights and preferences as between series. The preferred stock may have limited, contingent or no voting powers; may have such designations, preferences, dividends, and relative, participating, optional or other special rights; and be subject to such qualifications, limitations and restrictions as the Board of Directors shall determine. The preferred stock may be subject to redemption by the Company or at the options of the holders thereof and may be convertible into common stock or exchangeable for other securities of the Company. So long as no shares of any class or series established by resolution of the Board of Directors have been issued, the voting rights, designations, preferences and relative, optional, participating or other rights of these shares may be amended by resolution of the Board of Directors.

           II) PREFERRED STOCK

           In September 1998 the Board of Directors and the stockholders, respectively, approved an amendment (the "Amendment") to the Certificate of Designation of the Preferred Stock to, among other things, change the existing $10 Non-Cumulative Preferred Stock to a cumulative preferred stock and change the name to "Preferred Stock". Under the amendment each issued and outstanding share of Preferred Stock entitles the holder of record to receive cumulative dividends payable in additional shares of Preferred Stock at the rate of 8% per annum, payable semi-annually. Each share of Preferred Stock is automatically convertible into 8.33 shares of Common Stock, subject to an adjustment, upon certain occurrences. The conversion rate of the Preferred Stock has standard anti-dilution protections in the event of stock splits, dividends, combinations, mergers and reorganizations, but is not protected from issuances below the base conversion rate. No dividends were declared during the years ended December 31, 1997 or prior to September 30, 1998, when dividends on such shares became cumulative. In the year ended December 31, 1998 accumulated dividends were 86,000 shares which were converted to 71,666 common shares.

                             MEDICONSULT.COM, INC.

8. CAPITAL STOCK (CONTINUED)
       C) ISSUED CAPITAL STOCK

       On April 23, 1996, 55,000 shares of common stock were issued in exchange for the entire share capital of Mediconsult.com Limited. An additional 5,197 shares of common stock were issued on May 24, 1996 for $25,985. On August 12, 1996 a 20 for 1 share split took place, which resulted in issued common stock of 1,473,940 shares. On October 25, 1996 a 10 for 1 share split took place, which resulted in issued common stock of 14,739,400 shares. On November 13, 1996 stock options for 500,000 common stock were exercised for $12,500. On November 20, 1996, the Company issued 970,000 common stock for $970,000.

       On June 30, 1997 notes payable of $500,000 were converted to 1,000,000 shares of common stock. During the year ended December 31, 1997, stock options for 82,000 shares of common stock were exercised for $3,850 in total. During 1998, 100,000 shares of common stock were issued as a corporate finance advisory fee valued at $120,000 at the date of issuance and 100,000 shares of common stock were issued to acquire PHARMINFO.COM including rights to content valued at $818,750 at the date of issuance in non-cash financing activities (see Note 5). Also during the year ended December 31, 1998, stock options for 790,000, 16,000, and 222,550 common stock were exercised for $19,750, $800, and $233,678 in total, respectively.

       During the years ended December 31, 1998 and 1997, 180,000 and 250,000 shares of the Preferred Stock were issued on conversion of advances from shareholder of $1.8 million and $2.5 million, respectively.

       As of December 31, 1997 and 1998 issued capital stock comprises:

                                                               DECEMBER 31, 1997           DECEMBER 31, 1998
                                                           --------------------------  --------------------------
                                                              NUMBER                      NUMBER
                                                            OF SHARES       VALUE       OF SHARES       VALUE
                                                           ------------  ------------  ------------  ------------
Preferred stock, $10 liquidation value...................       250,000  $  2,500,000       430,000  $  4,300,000
Common stock, $.001 par value............................    17,291,400     1,512,435    18,519,950     2,854,424
                                                                         ------------                ------------
Total capital stock......................................                $  4,012,424                $  7,154,424
                                                                         ------------                ------------
                                                                         ------------                ------------

9. STOCK OPTIONS

    The Company has a 1996 Stock Option Plan (the "Plan") to provide incentives to employees, directors and consultants. The maximum term of options granted under the Plan is ten years. The Board of Directors has the exclusive power over the granting of options and their vesting provisions. During the year ended December 31, 1998 the number of common stock covered by the Plan was increased from 1,000,000 to 2,500,000.

    During 1998, the Company entered into an agreement with Treacy & Co., LLC that granted options for 2 million shares to Treacy & Co., LLC for consulting services provided. The options granted have an exercise price of $0.003 and were vested immediately upon granting.

                             MEDICONSULT.COM, INC.

9. STOCK OPTIONS (CONTINUED)
    Stock options for common stock comprise:

                                                                         1997                      1998
                                                               ------------------------  -------------------------
                                                                              WEIGHTED                   WEIGHTED
                                                                               AVERAGE                   AVERAGE
                                                                 NUMBER OF    EXERCISE     NUMBER OF     EXERCISE
                                                                  SHARES        PRICE       SHARES        PRICE
                                                               -------------  ---------  -------------  ----------
Outstanding--Beginning of year...............................        980,000  $    0.03      1,150,000  $     0.25
Granted during the year......................................        252,000       1.03      2,605,050        0.38
Exercised during the year....................................        (82,000)      0.05     (1,028,550)       0.23
Cancelled during the year....................................             --         --        (10,500)       0.29
                                                               -------------  ---------  -------------  ----------
Outstanding--End of year.....................................      1,150,000  $    0.25      2,716,000  $     0.37
                                                               -------------  ---------  -------------  ----------
Exercisable--End of year.....................................        967,000  $    0.28      2,318,800  $     0.12
                                                               -------------  ---------  -------------  ----------

                                                                       RANGE OF EXERCISE PRICES
                                                      -----------------------------------------------------------

Outstanding--December 31, 1998
Stock options for number of common stock............     2,000,000     96,000     320,000     200,000     100,000
Weighted average exercise price
  contractual life (years)..........................  $      0.003  $    0.05  $     1.05  $     1.50  $     3.50
Average remaining...................................          4.75       0.75        1.75        1.75         2.0

                                                                       RANGE OF EXERCISE PRICES
                                                      -----------------------------------------------------------

Exercisable--December 31, 1998
Stock options for number of common stock............     2,000,000     96,000     185,800      30,000      10,000
Exercise price......................................  $      0.003  $    0.05  $     1.05  $     1.50  $     3.50

    During the years ended December 31, 1997 and 1998 the fair values of the options granted to employees were $153,572 and $1,045,976, respectively. The weighted average exercise price and weighted average fair value of options whose exercise price exceeded the market value at the grant date during 1998 were $1.24 and $0.23, respectively. The weighted average exercise price and weighted average fair value of options whose exercise price was less than the market value at the grant date during 1998 were $0.18 and $1.03, respectively.

    The fair values of the options were estimated using an option-pricing model based on the weighted average risk-free interest rates ranging between 4.231% and 5.470%, an expected life of the options of two years, an expected volatility of the common stock ranging between 105.1% and 185.4% and no expected dividends on the common stock.

10. ADVERTISING

    During the years ended December 31, 1996 and 1997, and 1998 the Company incurred approximately $0, $252,400 and $314,400 in advertising expenses, respectively.

                             MEDICONSULT.COM, INC.

11. RELATED PARTY TRANSACTIONS

    During the years ended December 31, 1997 and 1998, advances from shareholders of $2,591,997 and $2,169,751, respectively, were made to the Company, of which $2,500,000 and $1,800,000, respectively, were converted to common stock and $0 and $30,000, respectively, were repaid.

    On October 1, 1998, options to acquire over 2 million common stock were granted to Treacy & Co., LLC. Michael Treacy is both a director in the Company and a principal in Treacy & Co., LLC.


    The Company is headquartered in Hamilton, Bermuda, occupying space in the office of Robert A. Jennings, Chief Executive Officer and shareholder, at no cost.


12. TAXATION


    The Company's operations are conducted by its Bermuda subsidiary. The Subsidiary has received an undertaking from the Bermuda Government exempting it from all local income, profits and capital gains taxes until the year 2016. At the present time, no such taxes are levied in Bermuda. The Company is a Delaware holding Company and is currently not subject to taxation in the United States.



13. SUBSEQUENT EVENTS


    On February 26, 1999, the Company sold in a private placement an aggregate of 506,329 shares of the newly designated voting senior preferred stock and warrants exercisable for five years to purchase 224,000 shares of the senior preferred stock to Nazem & Company IV, L.P. Transatlantic Venture Fund C.V. (a joint venture of Nazem & Company and Banque Nationale de Paris) and certain other individual investors, for an aggregate of $3.2 million. The purchase price and the conversion price of the senior preferred stock and exercise of the warrants was $6.32 per share. The shares of the senior preferred stock are convertible at any time at the option of the holder into an equal number of shares of common stock, subject to adjustment, and will be automatically converted into an equal number of shares of common stock upon closing of the public offering.


    On February 25, 1999, the Company amended its agreement to grant 400,000 warrants to Arnhold and S. Bleichroeder, Inc. As a result, the Company delivered 200,000 shares upon initial filing of its offering prospectus for a public offering of the Company's common stock. The remaining 200,000 warrants are deliverable in 2000 and are subject to continued performance of financial advisory services by a particular individual on behalf of Arnhold and S. Bleichroeder, Inc. The warrants have an exercise price of $1.22, expire on July 28, 2003 and have cash-less exercise provisions and anti-dilution provisions comparable to the senior preferred stock warrants.



    In February 1999, the Company entered into a memorandum of agreement outlining the principal terms of an exclusive management arrangement with CyberDiet, LLC, the owner of CYBERDIET.COM, a Web site providing tailored nutritional information and programs, that granted the Company the sole right to place advertisements on the Web site, to link traffic, and to manage the content on the Web site. The Company has an option to purchase CyberDiet, LLC, and CyberDiet, LLC has, under certain circumstances, the right to cause the Company to purchase it, in exchange for 400,000 shares of the Company's common stock.


    In February 1999, the Company entered into an exclusive sponsorship agreement with the InterNational Council of Infertility Information Dissemination, a not-for-profit organization, relating to INCIID.ORG that granted the Company the sole right to place advertisements on the Web site, to link

                             MEDICONSULT.COM, INC.

13. SUBSEQUENT EVENTS (CONTINUED)

traffic, and to manage the content on the Web site. In connection with this agreement, the Company made commitments to pay the InterNational Council of Infertility Information Dissemination $0.5 million per year beginning in 1999, for three years in equal quarterly installments, in cash or common stock, at the option of the Company.

    In February 1999, the Company entered into a memorandum of agreement outlining the principle terms of a 50/50 joint venture with CommonHealth LLP, a healthcare advertising firm. The Company expects to advance approximately $0.3 million to the joint venture for the initial capitalization. Under the terms of the agreement, the Company may borrow the initial capitalization amount from CommonHealth LLP, which would be repaid through 25% of the Company's share of profits from the joint venture.

REPORT OF INDEPENDENT ACCOUNTANTS



TO THE MEMBERS OF CYBERDIET, LLC



    In our opinion, the accompanying balance sheets and the related statements of operations and members' equity and of cash flows present fairly, in all material respects, the financial position of CyberDiet, LLC at December 31, 1996, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers



Hamilton, Bermuda
March 14, 1999

                                 CYBERDIET, LLC



                                 BALANCE SHEETS



                        DECEMBER 31, 1996, 1997 AND 1998



                                                                                             DECEMBER 31,
                                                                                   --------------------------------
                                                                                     1996       1997        1998
                                                                                   ---------  ---------  ----------
                                                      ASSETS
Current assets:
  Cash...........................................................................  $   3,575  $   5,124  $   10,369
  Accounts receivable............................................................      1,000      1,250       5,115
  Prepaid services...............................................................         --        250         450
  Inventory......................................................................         --      1,336          --
                                                                                   ---------  ---------  ----------
      Total current assets.......................................................      4,575      7,960      15,934
                                                                                   ---------  ---------  ----------
      Total assets...............................................................  $   4,575  $   7,960  $   15,934
                                                                                   ---------  ---------  ----------
                                                                                   ---------  ---------  ----------
                                          LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.......................................  $     200  $   3,395  $    5,517
  Notes payable to member........................................................         --     23,500      53,500
                                                                                   ---------  ---------  ----------
      Total current liabilities..................................................        200     26,895      59,017
                                                                                   ---------  ---------  ----------
Members' equity
  Contributed capital............................................................     19,600     49,000      70,500
  Retained deficit...............................................................    (15,225)   (67,935)   (113,583)
                                                                                   ---------  ---------  ----------
      Total members' equity (deficit)............................................      4,375    (18,935)    (43,083)
                                                                                   ---------  ---------  ----------
      Total liabilities and members' equity......................................  $   4,575  $   7,960  $   15,934
                                                                                   ---------  ---------  ----------
                                                                                   ---------  ---------  ----------



   The accompanying notes are an integral part of these financial statements.

                                 CYBERDIET, LLC



                            STATEMENTS OF OPERATIONS



              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998



                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1997        1998
                                                                                ----------  ----------  ----------
Revenues......................................................................  $    3,000  $   17,294  $   38,742
                                                                                ----------  ----------  ----------
Operating expenses:
  Product and content development.............................................      12,549      43,601      65,109
  Marketing, sales and client service.........................................          86          --       1,000
  General and administrative..................................................       5,590      25,884      13,842
                                                                                ----------  ----------  ----------
    Total operating expenses..................................................      18,225      69,485      79,951
                                                                                ----------  ----------  ----------
Loss from operations..........................................................     (15,225)    (52,191)    (41,209)
Interest income (expense).....................................................          --        (519)     (4,439)
                                                                                ----------  ----------  ----------
Net loss......................................................................  $  (15,225) $  (52,710) $  (45,648)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------



   The accompanying notes are an integral part of these financial statements

                                 CYBERDIET, LLC



                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY



              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998



                                                                              CONTRIBUTED
                                                                                CAPITAL      DEFICIT      TOTAL
                                                                              -----------  -----------  ----------
Balance at January 1, 1996..................................................   $   3,600       --       $    3,600
  Capital contribution......................................................      16,000       --           16,000
Net loss....................................................................      --       $   (15,225)    (15,225)
                                                                              -----------  -----------  ----------
Balance at December 31, 1996................................................      19,600       (15,225)      4,375
  Capital contribution......................................................      29,400       --           29,400
Net loss....................................................................      --           (52,710)    (52,710)
                                                                              -----------  -----------  ----------
Balance at December 31, 1997................................................      49,000       (67,935)    (18,935)
  Capital contribution......................................................      21,500       --           21,500
Net loss....................................................................      --           (45,648)    (45,648)
                                                                              -----------  -----------  ----------
Balance at December 31, 1998................................................   $  70,500   $  (113,583) $  (43,083)
                                                                              -----------  -----------  ----------
                                                                              -----------  -----------  ----------



   The accompanying notes are an integral part of these financial statements

                                 CYBERDIET, LLC



                            STATEMENTS OF CASH FLOWS



              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998



                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1997        1998
                                                                                ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss......................................................................  $  (15,225) $  (52,710) $  (45,648)
Adjustments to reconcile net loss to net cash used in operating activities:
  Changes in assets and liabilities:
    Accounts receivable and prepaid services..................................      (1,000)       (500)     (4,065)
    Inventory.................................................................          --      (1,336)      1,336
    Accounts payable and accrued liabilities..................................         200       3,195      (2,122)
                                                                                ----------  ----------  ----------
Net cash used in operating activities.........................................     (16,025)    (51,351)    (46,255)
                                                                                ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes payable to member...................................................          --      23,500      30,000
    Contributed capital.......................................................      19,600      29,400      21,500
                                                                                ----------  ----------  ----------
Net cash provided by financing activities.....................................      19,600      52,900      51,500
                                                                                ----------  ----------  ----------

Increase in cash..............................................................       3,575       1,549       5,245
Cash--Beginning of year.......................................................          --       3,575       5,124
                                                                                ----------  ----------  ----------
Cash--End of year.............................................................  $    3,575  $    5,124  $   10,369
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------



   The accompanying notes are an integral part of these financial statements.

                                 CYBERDIET, LLC



                         NOTES TO FINANCIAL STATEMENTS



                        DECEMBER 31, 1996, 1997 AND 1998



1. ORGANIZATION



    CyberDiet (the "Company") was formed as a general partnership in Los Altos, California on August 16, 1995 for the purpose of providing service on the internet. The general partnership was subsequently dissolved on December 31, 1996 and reorganized as a new limited liability company that was formed on January 1, 1997 under the Beverly-Killea Limited Liability Company Act of the California Code. This company was named CyberDiet, LLC. Subsequent to December 31, 1998, the Company was dissolved as a limited liability company and reorganized as a corporation that was formed on January 5, 1999. This company was named CyberDiet, Inc.



    The Company is a provider of tailored nutritional information and programs on the World Wide Web. The Company has a Web site located at hhtp://www.cyberdiet.com, which is designed to serve the consumer demand for information to assist in decisions about diet and exercise. The Web site offers its visitors a means of achieving their specific goals through extensive use of interactive modules and detailed nutritional information and motivation.



2. NEED FOR FUTURE CAPITAL



    The Company has sustained losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. As of December 31, 1998, the Company has an accumulated deficit of $111,233. The implementation of the Company's business plan is dependent on obtaining additional financing through strategic relationships or other arrangements. The Company's current cash resources and anticipated cash flow from operating activities are not expected to be sufficient to meet its anticipated need for working capital. There can be no assurance that such additional financing will be available on terms attractive to the Company, or at all. As described in note 8, in February 1999, the Company entered into an agreement with Mediconsult.com, Inc. The Company has a commitment from the Chief Executive Officer of Mediconsult.com, Inc. to provide additional funds as needed to cover its working capital needs through March 2000.



3. SIGNIFICANT ACCOUNTING POLICIES



    These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the Company's significant accounting policies:



    (A) BASIS OF PRESENTATION



       The financial statements have been prepared on a going concern basis with the assumption that the Company will secure additional financing from the principal members to fund cash flow deficiencies and the Company will ultimately become profitable.

                                 CYBERDIET, LLC

                        DECEMBER 31, 1996, 1997 AND 1998



    (B) USE OF ESTIMATES



       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



    (C) CONCENTRATION OF CREDIT RISK



       Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Substantially all of the Company's cash, cash equivalents are managed by one financial institution. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States.



    (D) REVENUE RECOGNITION



       The Company's revenues are derived from the development and implementation of on-line marketing and advertising programs for nutritional and diet information and media products and services. Such revenues are recognized over the period that the development work is performed.



       Revenues provided by the licensing of the Company's content are recognized ratably over the period of the license agreement.



       The Company sells products on-line and receives revenues from electronic commerce transactions. These revenues are recognized by the Company upon notification of revenues earned by CyberDiet, LLC and, to date, have not been material.



    (E) MARKETING AND ADVERTISING



       Advertising production costs are recorded as expense the first time an advertisement appears. All other advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs.



    (F) PRODUCT AND CONTENT DEVELOPMENT COSTS



       The cost of development and enhancement of the technology used in the Company's Web sites are expensed as incurred.



    (G) COMPREHENSIVE INCOME



       In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "REPORTING COMPREHENSIVE INCOME." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. The disclosure prescribed by SFAS 130 must be made for the Company's year ended December 31, 1998. For the years presented, the Company's comprehensive income was equal to net income.

                                 CYBERDIET, LLC

                        DECEMBER 31, 1996, 1997 AND 1998



    (H) SEGMENTS



       Additionally in June 1997, the FASB issued SFAS 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS 131 will be effective for the year ending December 31, 1998 consolidated financial statements. The Company believes that it does not operate in more than one segment.



    (I) FAIR VALUES OF FINANCIAL INSTRUMENTS



       SFAS 107 "DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS", requires disclosure about the fair value of certain financial instruments. The Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities and notes payable to member are carried at cost which approximates their fair value because of the short-term maturity of these instruments.



    (J) ORGANIZATION COSTS



       All costs associated with start-up activities and organization costs are expensed as incurred.



    (K) RECENT PRONOUNCEMENTS



       In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") issued 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE". This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 identifies the characteristics of internal-use software and provides examples to assist in determining when computer software is for internal use and whether it should be expensed or capitalized. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Management believes that the Company currently complies with the provisions of this standard and, therefore, believes that the adoption of this standard will not have a significant impact on the Company's results of operations, financial position or cash flows.



       The AcSEC SOP 98-5, "REPORTING COSTS OF START-UP ACTIVITIES", is effective for fiscal years beginning after December 15, 1998. This SOP requires costs of start-up activities and organization costs to be expensed as incurred. Currently, the Company expenses such costs as incurred and, consequently, management believes that the adoption of this SOP will not have an impact on the Company's results of operations, financial position or cash flows.



4. NOTES PAYABLE TO MEMBER



    The Company has received loans amounting to $0, $23,500, and $53,500 at the years ended December 31, 1996, 1997, and 1998, respectively. These notes bear interest at a rate of 10% per annum and are repayable on demand. Accrued interest to December 31, 1996, 1997 and 1998 of $0, $519, and $2,607,
respectively, remain unpaid at December 31, 1998.

                                 CYBERDIET, LLC

                        DECEMBER 31, 1996, 1997 AND 1998



5. MEMBERS' EQUITY



                                             TIMI GUSTAFSON  CINDI FINK   MARK GUSTAFSON     TOTAL
                                             --------------  -----------  ---------------  ---------
MEMBERS' EQUITY-1995.......................         1,800         1,800              0         3,600
Capital Contributed
During the Year............................    $    8,000     $   8,000              0        16,000

MEMBERS' EQUITY-1996.......................    $    9,800     $   9,800              0        19,600
Capital Contributed
During the Year............................    $   14,100     $  14,100      $   1,200        29,400

MEMBERS' EQUITY-1997.......................    $   23,900     $  23,900      $   1,200        49,000
Capital Contributed
During the Year............................    $   10,000     $  10,000      $   1,500        21,500

MEMBERS' EQUITY-1998.......................    $   33,900     $  33,900      $   2,700        70,500


------------------------


a) The Company was formed in 1995 as a general partnership with an initial capital contribution of $300 by each of its two partners, Timi Gustafson and Cindi Fink for 50% ownership, respectively.



b) During 1995, each partner contributed $1,500 during the year for a total contributed capital of $3,600 at the end of 1995.



c) During 1996, each partner contributed amounts of $8,000 each, for a total of $19,600 at the end of 1996.



d) During 1997, Mark Gustafson entered into the partnership as a 15% partner with an initial contribution of $1,050 and contributed $150 during the year. The other partners, Timi Gustafson and Cindi Fink maintained a 47.5% interest in the partnership and each contributed a total of $14,100 during the year.



e) During 1998, Timi Gustafson and Cindi Fink contributed $10,000 each during the year and Mark Gustafson contributed a total of $1,500 during the year.



6. TAXATION



    As a limited liability company (LLC), the Company has not been subject to income taxes because its income has been taxed directly to its owners. There are no material differences between the tax basis and the amounts reports on the Company's Balance Sheets.



7. SUBSEQUENT EVENTS



    Subsequent to December 31, 1998, the Company dissolved its limited liability corporation and was incorporated on January 5, 1999. On February 25, 1999, the Company entered into a Memorandum of Agreement with Mediconsult.com, Inc., granting Mediconsult.com, Inc. the sole right to place advertisments on the Company's Web site, to link traffic and to manage the content of the Web site. The Company granted Mediconsult.com, Inc. an option to purchase the Company and the Company has under certain circumstances the right to cause Mediconsult.com, Inc. to purchase it in exchange for 400,000 shares of Mediconsult.com, Inc. common stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, THIS INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATED OR AN OFFER TO SELL, OR A SOLICITATION OR AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     1
Risk Factors..............................................................     6
Forward Looking Statements; Market Data...................................    16
Use of Proceeds...........................................................    17
Price Range of Common Stock and Dividend Policy...........................    17
Capitalization............................................................    18
Dilution..................................................................    19
Unaudited Pro Forma Consolidated Financial Information....................    20
Selected Consolidated Financial Data......................................    23
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    24
Description of Business...................................................    34
Management................................................................    47
Certain Transactions......................................................    52
Principal and Selling Stockholders........................................    53
Description of Securities.................................................    54
Underwriting..............................................................    59
Legal Matters.............................................................    60
Experts...................................................................    60
Additional Information....................................................    61
Index to Financial Statements.............................................   F-1


    UNTIL         , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                5,000,000 SHARES


                                     [LOGO]

                             MEDICONSULT.COM, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                           ING BARING FURMAN SELZ LLC
                          VOLPE BROWN WHELAN & COMPANY

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.


                                                                                    TOTAL
                                                                                --------------
SEC registration fee..........................................................  $       20,381
NASD filing fee...............................................................           7,832
Nasdaq National Market listing fee............................................          95,000
Blue sky and expenses (including legal fees)..................................           5,000
Transfer agent fee............................................................           5,000
Printing......................................................................         110,000
Legal Fees and Expenses.......................................................         125,000
Accounting Fees and Expenses..................................................         150,000
Miscellaneous.................................................................           6,787
                                                                                --------------
    Total.....................................................................  $      525,000
                                                                                --------------
                                                                                --------------


    Mediconsult will bear all expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (DGCL) empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for acts in violation of Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit pursuant to section 102(b)(7) of the DGCL. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's by-laws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following is a description of the sale of unregistered common stock in the last three fiscal years. On April 23, 1996, we issued 55,000 shares of common stock to The Mediconsult Trust and Michel Bazinet, the former stockholders of Mediconsult.com Limited, in exchange for all the shares of Mediconsult.com Limited.

    In May 1996, 5,197 shares of common stock were sold at $5.00 per share in a Rule 504 offering. Later that year we effected two forward stock splits in response to a high demand for its shares. The first was on August 12, 1996, which was a 20 for 1 share split and the second was on October 23, 1996, which was a 10 for 1 share split. During October 1996, we issued debentures in the aggregate amount of $500,000 to four investors who had previously loaned $500,000 to Mediconsult.com Limited.

    During October 1996, Messrs. Bazinet and Sutcliffe, officers of Mediconsult.com Limited, exercised stock options for total consideration of $6,250 each. In December 1996, we sold 970,000 shares of common stock at $1.00 per share in a Rule 504 offering.


    On June 30, 1997, we issued 1,000,000 shares of common stock to private investors in exchange for conversion of debentures in the amount of $500,000. Also, on August 1, 1998, we issued 100,000 shares of common stock and warrants to purchase 400,000 shares of common stock to Arnhold and S. Bleichroeder, Inc. in exchange for investment consulting services. As part of a recent acquisition, on December 31, 1998, we issued 100,000 shares of common stock to Pharmaceutical Information Associates, Ltd. and VirSci Corporation in exchange for the PHARMINFO.COM, Web site.


    On November 16, 1998 we granted options to purchase 2,000,000 shares of common stock to Treacy & Co. LLC at an exercise price of $0.003 per share, in consideration for consulting services, including marketing, sales and client services advice, strategic planning and the seconding of Mr. Swanson to act in the capacity of Vice President, Sales.

    On February 26, 1999, we sold an aggregate of 506,329 shares of senior preferred stock and 224,000 warrants to purchase senior preferred stock, for an aggregate of $3.2 million, to four unrelated investors. The conversion price of the senior preferred stock and the exercise price of the warrants is $6.32 per share, subject to adjustments.

    Since April 1996, The Mediconsult Trust has advanced funds from time to time to us on an interest-free basis. Of these advances, $4.3 million were converted into 430,000 shares of junior preferred stock on September 30, 1998.

ITEM 16. EXHIBITS


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Underwriting Agreement**
       3.1   Certificate of Incorporation
       3.2   By-laws(1)
       4.1   Specimen common stock certificate
       4.2   Form of Investor Senior Preferred Stock Warrant
       4.3   Form of Warrant issued to Arnhold and S. Bleichroeder**
       5.1   Legal Opinion of Golenbock, Eiseman, Assor & Bell**
      10.1   1996 Stock Option Plan, as amended*
      10.2   Agreement Concerning the Exchange of Common Stock between the Company and Mediconsult.com Limited(1)
      10.3   Articles of Merger with Mediconsult.com Limited(1)
      10.4   Worldwide Web Server Agreement dated November 6, 1996 between TVisions, Inc. and Mediconsult.com
             Limited(1)

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      10.5   Strategic Consulting Interim Agreement dated November 16, 1998 between the Company and Treacy & Co.,
             LLC, as amended February 25, 1999*
      10.6   Letter agreement dated December 30, 1998 among the Company, Pharmaceutical Information Associates, Ltd.,
             VirSci Corporation and Pharmaceutical Information.Net, Inc.*
      10.7   Memorandum of Agreement dated February 23, 1999 between Mediconsult.com Limited. and CommonHealth LLP*
      10.8   Memorandum of Agreement dated February 25, 1999 between Timi Gustafson, Cynthia Fink, Mark Gustafson and
             Mediconsult
      10.9   Exclusive Sponsorship Agreement dated as of January 15, 1999 between InterNational Council on
             Infertility Information Dissemination and Mediconsult.com Limited
     10.10   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and Bruce Tilden*
     10.11   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and Debora A. Falk*
     10.12   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and David J. Austin*
     10.13   Employment Agreement effective as of January 1, 1999, between Mediconsult.com Limited and Robert A.
             Jennings*
     10.14   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and Ian Sutcliffe*
     10.15   Source Code License Agreement dated February 26, 1999 between TVisions, Inc. and Mediconsult.com Limited
     10.16   Stock Purchase Agreement dated as of February 26, 1999 between the Company and the Investors named therein
     10.17   Registration Rights Agreement dated February 26, 1999, among the Company and the Investors named therein
     10.18   Stockholders' Agreement dated February 26, 1999 among the Company, the Founders identified therein and the Investors identified on Schedule 1 thereto
     10.19   Registration Rights Agreement dated as of February 26, 1999 between the Company and Arnhold and S.
             Bleichroeder**
      21.1   Subsidiaries of the Company
      23.1   Consent of PricewaterhouseCoopers*
      23.2   Consent of PricewaterhouseCoopers
      23.3   Consent of Golenbock, Eiseman, Assor & Bell (included in Exhibit 5.1)**
      24.1   Powers of Attorney (set forth on the signature page of this Registration Statement)
      27.1   Financial Data Schedule**


------------------------


*   Previously filed.



**  To be filed by Amendment to this Registration Statement


(1) Exhibits are incorporated by reference from Mediconsult's Registration Statement on Form 10-SB (File No. 333-21883) filed December 16, 1996

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

    The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the at time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No.1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 15, 1999.


                                By:            /s/ ROBERT A. JENNINGS
                                     -----------------------------------------
                                                 Robert A. Jennings
                                              CHIEF EXECUTIVE OFFICER
                                               Mediconsult.com, Inc.

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Robert A. Jennings his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

                                   *  *  *  *

    Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date included.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                    Chairman and Chief
    /s/ ROBERT A. JENNINGS           Executive Officer
------------------------------     (Principal Executive        March 15, 1999
      Robert A. Jennings                 Officer)

      /s/ IAN SUTCLIFFE             Director, President
------------------------------     (Principal Financial        March 15, 1999
        Ian Sutcliffe                    Officer)

      /s/ MICHAEL TREACY                 Director
------------------------------                                 March 15, 1999
        Michael Treacy

                                         Director
------------------------------                                 March 15, 1999
          Barry Guld

      /s/ JOHN BUCHANAN                  Director
------------------------------                                 March 15, 1999
        John Buchanan

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

       1.1   Underwriting Agreement**

       3.1   Certificate of Incorporation

       3.2   By-laws(1)

       4.1   Specimen common stock certificate

       4.2   Form of Investor Senior Preferred Stock Warrant

       4.3   Form of Warrant issued to Arnhold and S. Bleichroeder**

       5.1   Legal Opinion of Golenbock, Eiseman, Assor & Bell**

      10.1   1996 Stock Option Plan, as amended*

      10.2   Agreement Concerning the Exchange of Common Stock between the Company and Mediconsult.com Limited(1)

      10.3   Articles of Merger with Mediconsult.com Limited(1)

      10.4   Worldwide Web Server Agreement dated November 6, 1996 between TVisions, Inc. and Mediconsult.com
             Limited(1)

      10.5   Strategic Consulting Interim Agreement dated November 16, 1998 between the Company and Treacy & Co.,
             LLC, as amended February 25, 1999*

      10.6   Letter agreement dated December 30, 1998 among the Company, Pharmaceutical Information Associates, Ltd.,
             VirSci Corporation and Pharmaceutical Information.Net, Inc.*

      10.7   Memorandum of Agreement dated February 23, 1999 between Mediconsult.com Limited. and CommonHealth LLP*

      10.8   Memorandum of Agreement dated February 25, 1999 between Timi Gustafson, Cynthia Fink, Mark Gustafson and
             Mediconsult

      10.9   Exclusive Sponsorship Agreement dated as of January 15, 1999 between InterNational Council on
             Infertility Information Dissemination and Mediconsult.com Limited

     10.10   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and Bruce Tilden*

     10.11   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and Debora A. Falk*

     10.12   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and David J. Austin*

     10.13   Employment Agreement effective as of January 1, 1999, between Mediconsult.com Limited and Robert A.
             Jennings*

     10.14   Employment Agreement effective as of January 1, 1999, between 3542491 Canada Inc. and Ian Sutcliffe*

     10.15   Source Code License Agreement dated February 26, 1999 between TVisions, Inc. and Mediconsult.com Limited

     10.16   Stock Purchase Agreement dated as of February 26, 1999 between the Company and the Investors named therein

     10.17   Registration Rights Agreement dated February 26, 1999, among the Company and the Investors named therein

     10.18   Stockholders' Agreement dated February 26, 1999 among the Company, the Founders identified therein and the Investors identified on Schedule 1 thereto

     10.19   Registration Rights Agreement dated as of February 26, 1999 between the Company and Arnhold and S.
             Bleichroeder**

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      21.1   Subsidiaries of the Company

      23.1   Consent of PricewaterhouseCoopers*

      23.2   Consent of PricewaterhouseCoopers

      23.3   Consent of Golenbock, Eiseman, Assor & Bell (included in Exhibit 5.1)**

      24.1   Powers of Attorney (set forth on the signature page of this Registration Statement)

      27.1   Financial Data Schedule**


------------------------


*   Previously filed.



**  To be filed by Amendment to this Registration Statement


(1) Exhibits are incorporated by reference from Mediconsult's Registration Statement on Form 10-SB (File No. 333-21883) filed December 16, 1996